Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 2Q19 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 2Q19 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 32 Itaú Unibanco Shares 33 Disclosure Criteria 34 Report of Independent Auditors 37 Complete Financial Statements Page 39 Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 32 Itaú Unibanco Shares 33 Disclosure Criteria 34 Report of Independent Auditors 37 Complete Financial Statements Page 39

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

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Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco determined at the end of the period.

	In R$ millions (except where indicated), end of period	2Q19	1Q19	2Q18	1H19	1H18
Results	Recurring Net Income	7,034	6,877	6,382	13,911	12,801
	Operating Revenues [1]	29,492	28,208	28,021	57,700	55,446
	Managerial Financial Margin [2]	18,451	17,668	17,295	36,119	34,294
Performance	Recurring Return on Average Equity – Annualized - Consolidated [3]	23.5%	23.6%	21.6%	23.6%	22.0%
	Recurring Return on Average Equity – Annualized - Brazil [3]	24.6%	24.8%	22.5%	24.8%	23.3%
	Recurring Return on Average Assets – Annualized [4]	1.7%	1.7%	1.7%	1.7%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.9%	3.0%	2.8%	2.9%	2.8%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.7%	3.4%	3.5%	3.4%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.4%	1.5%	1.4%	1.5%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	208%	208%	248%	208%	248%
	Efficiency Ratio (IE) [6]	46.2%	46.3%	47.1%	46.3%	46.5%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	60.9%	60.9%	61.0%	60.9%	60.9%
Shares	Recurring Net Income per Share (R$) [7,8]	0.72	0.71	0.66		
	Net Income per Share (R$) [7,8]	0.70	0.69	0.64		
	Number of Outstanding Shares at the end of period – in millions [8]	9,743	9,743	9,713		
	Book Value per Share (R$) [8]	12.91	12.30	12.54		
	Dividends and Interest on Own Capital net of Taxes [9]	6,136	2,407	3,066		
	Market Capitalization [10]	354,265	334,179	260,639		
	Market Capitalization [10] (US$ million)	92,444	85,760	67,597		
Balance Sheet	Total Assets	1,678,378	1,651,425	1,542,684		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	659,727	647,061	623,256		
	Deposits + Debentures + Securities + Borrowings and Onlending [11]	698,326	690,371	666,635		
	Loan Portfolio/Funding [11]	79.2%	78.7%	77.8%		
	Stockholders' Equity	125,737	119,824	121,758		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.3%	16.0%	17.2%		
	Tier I Capital - BIS III [12]	14.9%	14.6%	14.2%		
	Common Equity Tier I - BIS III [12]	13.6%	13.3%	13.2%		
	Liquidity Coverage Ratio (LCR)	167.2%	164.0%	169.5%		
	Net Stable Funding Ratio (NSFR) [13]	121.1%	122.8%	-		
Other	Assets Under Administration	1,200,283	1,158,642	1,050,220		
	Total Number of Employees	98,446	99,661	99,914		
	Brazil	85,161	86,204	86,144		
	Abroad	13,285	13,457	13,770		
	Branches and CSBs – Client Service Branches	4,722	4,934	4,904		
	ATM – Automated Teller Machines [14]	47,505	47,953	47,650		

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to the Disclosure Criteria, Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Considers the 50% stock split occurred in November 2018. For comparison the number of shares in 2Q18 was recalculated and prior to the split the amount was 6,476 million; (9) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) For periods prior to 2019, considers the immediate and full application of the Basel III rules and, in 2Q18, considers the pro forma impact of the acquisition of investment in XP (-80 bps); (13) We began to disclose the NSFR in 4Q18. For further details, please refer to the Capital, Liquidity and Market Ratios section; (14) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

In relation to the hedge of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects.

Accounting and Managerial Financial Statements Reconciliation | 2nd quarter of 2019

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**29,630**	**119**	**(254)**	**(3)**	**29,492**
Managerial Financial Margin	17,940	-	(254)	765	18,451
Financial Margin with Clients	16,114	-	-	765	16,879
Financial Margin with the Market	1,826	-	(254)	-	1,572
Commissions and Fees	9,856	-	-	(793)	9,063
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,153	119	-	706	1,978
Other Operating Income	303	-	-	(303)	-
Equity in Earnings of Affiliates and Other Investments	368	-	-	(368)	-
Non-operating Income	10	-	-	(10)	-
Cost of Credit	**(3,508)**	**-**	**-**	**(537)**	**(4,044)**
Provision for Loan Losses	(4,258)	-	-	(149)	(4,407)
Impairment	-	-	-	(43)	(43)
Discounts Granted	-	-	-	(390)	(390)
Recovery of Loans Written Off as Losses	751	-	-	44	795
Retained Claims	**(297)**	**-**	**-**	**-**	**(297)**
Other Operating Expenses	**(15,362)**	**306**	**52**	**571**	**(14,432)**
Non-interest Expenses	(13,587)	312	-	606	(12,669)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,769)	(6)	52	(35)	(1,758)
Insurance Selling Expenses	(6)	-	-	-	(6)
Income before Tax and Profit Sharing	**10,464**	**425**	**(202)**	**31**	**10,718**
Income Tax and Social Contribution	**(3,401)**	**(97)**	**202**	**(112)**	**(3,408)**
Profit Sharing Management Members - Statutory	**(81)**	**-**	**-**	**81**	**-**
Minority Interests	**(167)**	**(109)**	**-**	**-**	**(277)**
Net Income	**6,815**	**219**	**-**	**-**	**7,034**

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis | Executive Summary

Itaú

2nd quarter of 2019 Income Statement

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ	1H19	1H18	Δ
Operating Revenues	**29,492**	**28,208**	**4.6%**	**28,021**	**5.3%**	**57,700**	**55,446**	**4.1%**
Managerial Financial Margin	18,451	17,668	4.4%	17,295	6.7%	36,119	34,294	5.3%
Financial Margin with Clients	16,879	16,424	2.8%	15,953	5.8%	33,303	31,214	6.7%
Financial Margin with the Market	1,572	1,244	26.4%	1,342	17.2%	2,816	3,080	-8.6%
Commissions and Fees	9,063	8,622	5.1%	8,726	3.9%	17,685	17,255	2.5%
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,978	1,918	3.1%	1,999	-1.1%	3,896	3,898	-0.1%
Cost of Credit	**(4,044)**	**(3,804)**	**6.3%**	**(3,601)**	**12.3%**	**(7,848)**	**(7,388)**	**6.2%**
Provision for Loan Losses	(4,407)	(4,206)	4.8%	(4,271)	3.2%	(8,613)	(8,382)	2.8%
Impairment	(43)	(30)	43.4%	(1)	3266.7%	(72)	(188)	-61.6%
Discounts Granted	(390)	(308)	26.5%	(273)	42.7%	(698)	(558)	25.2%
Recovery of Loans Written Off as Losses	795	741	7.4%	945	-15.9%	1,536	1,740	-11.8%
Retained Claims	**(297)**	**(299)**	**-0.7%**	**(335)**	**-11.3%**	**(596)**	**(614)**	**-2.9%**
Other Operating Expenses	**(14,432)**	**(13,842)**	**4.3%**	**(13,934)**	**3.6%**	**(28,274)**	**(27,316)**	**3.5%**
Non-interest Expenses	(12,669)	(12,150)	4.3%	(12,261)	3.3%	(24,819)	(23,938)	3.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,758)	(1,680)	4.6%	(1,654)	6.3%	(3,438)	(3,342)	2.9%
Insurance Selling Expenses	(6)	(12)	-51.9%	(19)	-70.9%	(17)	(36)	-52.7%
Income before Tax and Minority Interests	**10,718**	**10,263**	**4.4%**	**10,151**	**5.6%**	**20,982**	**20,127**	**4.2%**
Income Tax and Social Contribution	**(3,408)**	**(3,188)**	**6.9%**	**(3,496)**	**-2.5%**	**(6,596)**	**(6,957)**	**-5.2%**
Minority Interests in Subsidiaries	**(277)**	**(198)**	**39.6%**	**(273)**	**1.3%**	**(475)**	**(369)**	**28.7%**
Recurring Net Income	**7,034**	**6,877**	**2.3%**	**6,382**	**10.2%**	**13,911**	**12,801**	**8.7%**

Recurring **Net Income**

R$7.0 billion in 2Q19


R$ millions
+ 2.3%
+10.2%
+ 8.7%
6,382
6,877
7,034
12,801
13,911
2Q18
1Q19
2Q19
1H18
1H19

Performance:

Recurring net income for the second quarter of 2019 totaled R$7.0 billion, up 2.3% from the previous quarter, with return on average equity of 23.5%. The positive highlight was the expansion of the loan portfolio for individuals and for very small, small and middle market companies that led to the growth of the 2.8% in the financial margin with clients. Commissions and fees grew by 5.1% driven by higher revenues from fund management and from advisory services. These effects were partially offset by the increase in non-interest expenses and cost of credit.

In the first half of 2019, recurring net income increased by 8.7%. Financial margin with clients grew 6.7% as a result of the growth in the loan portfolio for individuals and for very-small, small and middle-market companies. Commissions and fees were up by 2.5% due to the increase in revenues from credit card issuing activities, fund management and brokerage. These effects were partially offset by the increases of 6.2% in cost of credit and of 3.7% in non-interest expenses. The increase in non-interest expenses was driven by the impact of the collective bargaining labor agreement and by the increase in expenses on dismissals and labor claims in our personnel expenses.

Itaú Unibanco Holding S.A. 07

Management Discussion & Analysis | Executive Summary

Highlights in 2Q19

Financial Margin with Clients

R$16.9 billion


R$ millions
+ 2.8%
+ 5.8%
+ 6.7%
15,953
16,424
16,879
31,214
33,303
2Q18
1Q19
2Q19
1H18
1H19

The 2.8% increase in the quarter is related to the expansion of the credit portfolio for individuals and for very small, small and middle market companies in Brazil, in addition to the higher number of calendar days in the quarter.

In the first half of 2019, the 6.7% increase was also driven by the growth of the credit portfolio for individuals and for very small, small and middle market companies in Brazil. This effect was marginally offset by lower spreads in loan operations and by the impact of a lower balance and lower interest rates on our own working capital. Additionally, financial margin with clients in operations in Latin America (ex-Brazil) also increased.

Further details on page 12

Cost of Credit

R$4.0 billion


R$ millions
+ 6.3%
+ 12.3%
+ 6.2%
3,601
273
1
3,326
3,804
308
30
3,466
4,044
390
43
3,612
7,388
558
188
6,642
7,848
698
72
7,077
2Q18
1Q19
2Q19
1H18
1H19
Discounts Granted
Impairment
Provision for Loan Losses Net of Recovery of Loans
Cost of Credit

The increase of 6.3% in the quarter is related to the increase in provision expenses and discounts granted in Retail Banking in Brazil. This increase in provision expenses is mainly associated with the growth of the individuals credit portfolio in the period.

In the first half of 2019 the increase of 6.2% is in line with the growth in origination and in the credit portfolio of individuals in Brazil.

Further details on page 13

Commissions, Fees and Result from Insurance [1]

R$10.7 billion


R$ millions
+ 5.0%
+ 3.5%
+ 2.3%
10,371
8,726
1,645
10,228
8,622
1,607
10,738
9,063
1,675
20,501
17,255
3,247
20,967
17,685
3,282
2Q18
1Q19
2Q19
1H18
1H19
Commissions and Fees
Result from Insurance¹

The growth of 5.0% in the quarter was driven by higher fund management fees and by the greater number of investment banking operations, partially offset by the lower revenues from acquiring services.

In the first six months of 2019, the increase was 2.3%. We highlight higher revenues from: (i) credit card issuing activities; (ii) fund management, driven by the increase in managed assets; and (iii) advisory services and brokerage, driven by the positive impact of the investment in XP Investimentos. These positive effects were partially offset by lower revenues from acquiring services.

Further details on pages 17-18

Non-Interest Expenses

R$12.7 billion


R$ millions
+ 4.3 %
+ 3.3 %
+ 3.7 %
3.2%
12,261
2.9%
12,150
3.0%
12,669
3.1%
23,938
3.0%
24,819
2Q18
1Q19
2Q19
1H18
1H19
Non-Interest Expenses (R$ million)
Non-Interest Expenses / Average Assets (Annualized)

The 4.3% increase in the quarter was driven by higher personnel expenses, which are seasonally lower in the first quarter. There was also the impact of higher expenses related to the greater number of dismissals in the period.

In the first half of 2019, the 3.7% growth was driven by the impact of the collective bargaining labor agreement and by the increase in expenses on dismissals and labor claims in our personnel expenses.

Further details on pages 20-21

Return on Equity

23.5%


22.6%
22.4%
22.7%
24.8%
24.6%
21.6%
21.3%
21.8%
23.6%
23.5%
2Q18
3Q18
4Q18
1Q19
2Q19
Annualized Recurring Return on Average Equity (quarterly) - Consolidated
Annualized Recurring Return on Average Equity (quarterly) - Brazil

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)


47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
47.5
61.2
2Q18
3Q18
4Q18
1Q19
2Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Further details on page 21

[1] Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
08

Management Discussion & Analysis | Executive Summary

Highlights in 2Q19

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Individuals	**222.3**	**215.6**	**3.1%**	**195.0**	**14.0%**
Credit Card Loans	79.3	76.4	3.7%	66.1	20.0%
Personal Loans	32.8	31.1	5.3%	28.3	15.6%
Payroll Loans [1]	49.1	48.6	1.0%	45.4	8.1%
Vehicle Loans	17.2	16.6	3.9%	14.7	17.4%
Mortgage Loans	44.0	42.9	2.6%	40.5	8.6%
Very Small, Small and Middle Market Loans [2]	**78.1**	**74.1**	**5.3%**	**65.6**	**19.0%**
Individuals + Very Small, Small and Middle Market Loans	**300.4**	**289.7**	**3.7%**	**260.6**	**15.3%**
Companies	**193.6**	**190.7**	**1.5%**	**197.1**	**-1.8%**
Corporate Loans	151.4	152.6	-0.8%	162.5	-6.8%
Corporate Securities [3]	42.2	38.0	10.9%	34.6	21.8%
Total Brazil with Financial Guarantees Provided and Corporate	**494.0**	**480.4**	**2.8%**	**457.8**	**7.9%**
Latin America	**165.7**	**166.7**	**-0.6%**	**165.5**	**0.1%**
Argentina	9.7	10.4	-6.7%	9.3	4.2%
Chile	110.7	109.7	1.0%	108.0	2.6%
Colombia	27.6	28.0	-1.4%	30.3	-8.8%
Paraguay	7.4	8.0	-7.1%	7.7	-2.8%
Panama	1.3	1.3	0.2%	1.4	-5.4%
Uruguay	8.9	9.2	-3.7%	8.9	0.2%
Total with Financial Guarantees Provided and Corporate Securities	**659.7**	**647.1**	**2.0%**	**623.3**	**5.9%**
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	**659.7**	**643.0**	**2.6%**	**612.5**	**7.7%**

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size. Further details on pages 23 and 24.

NPL Ratio (%) | over 90 days

2.9% — **- 10 bps** vs. first quarter of 2019; **+ 10 bps** vs. second quarter of 2018



4.2
3.7
3.7
3.4
3.5
3.5
3.7
3.5
3.4
3.1
3.1
2.8
2.9
2.9
3.0
2.9
1.2
1.5
1.6
1.5
1.3
1.4
1.4
1.4
Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Brazil[1]
Latin America[2]

Total ratio decreased by 10 basis points in the quarter. This reduction was driven by the loans written off as losses from specific clients of the corporate segment that were 100% provisioned. Worth mentioning is the decrease of 40 basis points in the NPL ratio for very small, small and middle-market companies in Brazil, the lowest level since the merger between Itaú and Unibanco.

Further details on pages 15-16

Coverage Ratio | 90 days

208% — **stable** vs. first quarter of 2019; **- 4,000 bps** vs. second quarter of 2018



248%
235%
221%
208%
208%
95%
92%
90%
88%
87%
Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Total (Expanded[3])

The coverage ratio remained stable in the quarter. The increase in Wholesale Banking in Brazil was due to the loans written off as losses from specific clients of the segment that were 100% provisioned. This increase was offset by the greater relevance of Retail Banking in Brazil portfolio, which has structurally lower coverage than the Wholesale Banking portfolio.

Further details on pages 15-16

NPL Ratio (%) | 15 to 90 days

2.5% — **stable** vs. first quarter of 2019; **- 20 bps** vs. second quarter of 2018



Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Brazil[1]
Latin America[2]

The short-term delinquency ratio remained stable in the quarter in Brazil. The decrease of 20 basis points for very small, small and middle market companies was offset by the increase of 20 basis points in the NPL ratio for the corporate segment. This increase in corporate occurred with clients that were already adequately provisioned, without concentration in a specific client or sector.

Further details on pages 15-16

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A. 09

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and   Complete Financial Statements Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- Financial margin with clients increased by 2.8% in the quarter, driven by the average volume of assets and mix of products, in addition to the positive effect of the higher number of calendar days. These effects led to an increase of R$783 million in the spread-sensitive operations. On the other hand, there were lower revenues from working capital and other.
- The 26.4% increase in the financial margin with the market was driven by higher gains in Itaú Corpbanca, higher result from the hedge of investments abroad and higher gains in assets and liability management.

R$ millions	2Q19	1Q19	Δ	2Q18	Δ	1H19	1H18	Δ
Financial Margin with Clients	16,879	16,424	2.8%	15,953	5.8%	33,303	31,214	6.7%
Financial Margin with the Market	1,572	1,244	26.4%	1,342	17.2%	2,816	3,080	-8.6%
Total	18,451	17,668	4.4%	17,295	6.7%	36,119	34,294	5.3%

Financial Margin with Clients

Change in the Financial Margin with Clients Breakdown


R$ millions
+ R$783 million
+ 5.4%
16,424
1,885
14,539
247
402
(69)
123
80
15,322
1,557
16,879
1
2
3
4
5
1
1Q19
Working Capital and other 1Q19
Spread-Sensitive Operations 1Q19
Mix of products
Average Asset Portfolio and Liabilities Margin
Asset Spreads
Higher number of calendar days
Latin America (ex-Brazil)
Spread-Sensitive Operations 2Q19
Working Capital and other 2Q19
2Q19

1 **Working capital and other (- R$329 million):** negative effect of the decrease in the average balance of working capital due to the payment of dividends in March 2019 and the decrease of the long-term yield curve in the quarter, in addition to the negative effect of timely gains in Argentina which occurred only in the first quarter of 2019.

2 **Mix of products (+ R$247 million):** continuous growth due to the change in the mix of loan portfolio products and segments with higher spreads, such as consumer credit and very small, small and middle-market companies, in addition to gains from structured operations in the Wholesale segment.

3 **Average asset portfolio and liabilities margin (+ R$402 million):** increase in the average portfolio in the quarter.

4 **Asset spreads (- R$69 million):** spread reduction in products, such as overdrafts, foreign exchange and personal loans.

5 **Latin America ex– Brazil (+ R$80 million):** higher revenues from loans in Itaú Corpbanca and from demand deposits in Argentina and Uruguay.

Annualized average rate of financial margin with clients

In R$ millions, end of period	2Q19 Average Balance [1]	2Q19 Financial Margin	2Q19 Average Rate (p.a.)	1Q19 Average Balance [1]	1Q19 Financial Margin	1Q19 Average Rate (p.a.)
Financial Margin with Clients	699,245	16,879	10.0%	685,946	16,424	10.0%
Spread-Sensitive Operations	602,327	15,322	10.6%	581,710	14,539	10.5%
Working Capital and Other	96,918	1,557	6.6%	104,236	1,885	7.5%
Cost of Credit		(4,044)			(3,804)	
Risk-Adjusted Financial Margin with Clients	699,245	12,834	7.5%	685,946	12,621	7.6%

[1] Average daily balance.


Consolidated
10.1%
9.9%
9.9%
9.9%
9.8%
9.8%
10.0%
10.0%
7.4%
7.1%
7.4%
7.6%
7.7%
7.6%
7.6%
7.5%
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Brazil
12.3%
12.0%
12.0%
12.2%
12.1%
11.8%
12.1%
12.2%
9.2%
8.9%
9.0%
9.5%
9.6%
9.2%
9.2%
9.2%
9.2%
7.5%
6.7%
6.4%
6.4%
6.4%
6.4%
6.4%
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Financial margin with clients
Risk-adjusted financial margin with clients
CDI (annualized quaterly rate)

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis Income Statement Analysis Cost of Credit Highlights · Increase of 6.3% in cost of credit in the quarter related to the provision for loan losses and discounts granted in Retail Banking in Brazil. The increase in provision for loan losses was mainly driven by the growth in loans to individuals in the period. · Compared to the ﬁrst half of 2018, the 6.2% increase in cost of credit is in line with the origination growth and credit portfolio of individuals in Brazil. In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 D D D Provision for Loan Losses (4,407) (4,206) 4.8% (4,271) 3.2% (8,613) (8 ,382) 2.8% Recovery of Loans Written Off as Losses 795 741 7.4% 945 -15.9% 1,536 1,740 -11.8% Result from Loan Losses (3,612) (3,466) 4.2% (3,326) 8.6% (7,077) (6,642) 6.6% Impairment (43) (30) 43.4% (1) 3266.7% (72) (188) -61.6% Discounts Granted (390) (308) 26.5% (273) 42.7% (698) (558) 25.2% Cost of Credit (4,044) (3,804) 6.3% (3,601) 12.3% (7,848) (7,388) 6.2% Provision for Loan Losses by Segment The increase of R$201 million in provision for loan losses in the quarter was driven by the increase of the origination and the credit R$ millions mix for individuals in the Retail Banking in Brazil. This segment was 4.1 3.7 3.6 3.4 also the main responsible for the increase in discounts granted in the 3.3 3.2 3.1 3.0 2.9 quarter. These eﬀects were partially oﬀset by the increase of R$55 4,948 4,483 4,271 4,407 4,282 4,206 3,904 4,111 3,796 598 million in recovery of loans written oﬀ as losses in Wholesale Banking 621 514 514 701 489 568 554 423 619 168 532 248 393 in Brazil. 4,210 3,732 3,688 3,726 4,021 3,534 3,482 3,236 3,165 -298 -354 -304 -371 Compared to the ﬁrst half of 2018, cost of credit increased by R$460 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 million. The increase of R$231 million in provision for loan losses was Latin America ex-Brazil Wholesale Banking - Brazil due to the growth in Retail Banking in Brazil, partially oﬀset by the Retail Banking - Brazil lower provision for the Wholesale Banking in Brazil. Additionally, Provision for Loan Losses / Loan portfolio (*) – Annualized (%) recovery of loans written oﬀ as losses decreased, driven by the (*) Average loan portfolio balance, considering the last two quarters. ﬁnancial assets sales in the second quarter of 2018, and the increase Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In in discounts granted. These eﬀects were partially oﬀset by the the business segments section, Latin America is part of Wholesale Banking. decrease of R$116 million in impairment charges on corporate securities in Wholesale Banking in Brazil. · Wholesale Banking - Brazil: reversal of R$371 million in the quarter, driven by the lower provision requirement in the segment. · Retail Banking - Brazil: credit origination and the mix of products Cost of Credit for individuals, in addition to seasonality, led to the R$189 million increase in the provision for loan losses in the quarter. R$ millions 3.0% 2.9% Recovery of Loans Written off as Losses 2.7% 2.5% 2.4% 2.4% 2.5% 2.1% 2.1% R$ millions ' 4,474 4,257 4,044 ' 3,804 3,990 3,788 3,601 3,415 254 336 3,263 390 223 308 105 284 282 273 312 285 30 43 262 187 1,015 1 945 961 ' ' 89 269 834 844 795 795 777 741 4,115 3,639 3,505 3,466 3,612 3,316 3,326 2,889 2,834 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Discounts Granted Impairment Result from Loan Losses The main variation in the quarter was due to the sale of portfolios Cost of Credit Cost of Credit / Total Risk (*) – Annualized (%) that had already been written off as losses in the amount of R$203 million, and generated a positive impact of R$42 million. (*) Average loan portfolio balance with ﬁnancial guarantees provided and corporate securities, considering the last two quarters. Itaú Unibanco Holding S.A. 13 Management Discussion & Analysis Income Statement Analysis Cost of Credit Highlights · Increase of 6.3% in cost of credit in the quarter related to the provision for loan losses and discounts granted in Retail Banking in Brazil. The increase in provision for loan losses was mainly driven by the growth in loans to individuals in the period. · Compared to the ﬁrst half of 2018, the 6.2% increase in cost of credit is in line with the origination growth and credit portfolio of individuals in Brazil. In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 D D D Provision for Loan Losses (4,407) (4,206) 4.8% (4,271) 3.2% (8,613) (8 ,382) 2.8% Recovery of Loans Written Off as Losses 795 741 7.4% 945 -15.9% 1,536 1,740 -11.8% Result from Loan Losses (3,612) (3,466) 4.2% (3,326) 8.6% (7,077) (6,642) 6.6% Impairment (43) (30) 43.4% (1) 3266.7% (72) (188) -61.6% Discounts Granted (390) (308) 26.5% (273) 42.7% (698) (558) 25.2% Cost of Credit (4,044) (3,804) 6.3% (3,601) 12.3% (7,848) (7,388) 6.2% Provision for Loan Losses by Segment The increase of R$201 million in provision for loan losses in the quarter was driven by the increase of the origination and the credit R$ millions mix for individuals in the Retail Banking in Brazil. This segment was 4.1 3.7 3.6 3.4 also the main responsible for the increase in discounts granted in the 3.3 3.2 3.1 3.0 2.9 quarter. These eﬀects were partially oﬀset by the increase of R$55 4,948 4,483 4,271 4,407 4,282 4,206 3,904 4,111 3,796 598 million in recovery of loans written oﬀ as losses in Wholesale Banking 621 514 514 701 489 568 554 423 619 168 532 248 393 in Brazil. 4,210 3,732 3,688 3,726 4,021 3,534 3,482 3,236 3,165 -298 -354 -304 -371 Compared to the ﬁrst half of 2018, cost of credit increased by R$460 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 million. The increase of R$231 million in provision for loan losses was Latin America ex-Brazil Wholesale Banking - Brazil due to the growth in Retail Banking in Brazil, partially oﬀset by the Retail Banking - Brazil lower provision for the Wholesale Banking in Brazil. Additionally, Provision for Loan Losses / Loan portfolio (*) – Annualized (%) recovery of loans written oﬀ as losses decreased, driven by the (*) Average loan portfolio balance, considering the last two quarters. ﬁnancial assets sales in the second quarter of 2018, and the increase Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In in discounts granted. These eﬀects were partially oﬀset by the the business segments section, Latin America is part of Wholesale Banking. decrease of R$116 million in impairment charges on corporate securities in Wholesale Banking in Brazil. · Wholesale Banking - Brazil: reversal of R$371 million in the quarter, driven by the lower provision requirement in the segment. · Retail Banking - Brazil: credit origination and the mix of products Cost of Credit for individuals, in addition to seasonality, led to the R$189 million increase in the provision for loan losses in the quarter. R$ millions 3.0% 2.9% Recovery of Loans Written off as Losses 2.7% 2.5% 2.4% 2.4% 2.5% 2.1% 2.1% R$ millions ' 4,474 4,257 4,044 ' 3,804 3,990 3,788 3,601 3,415 254 336 3,263 390 223 308 105 284 282 273 312 285 30 43 262 187 1,015 1 945 961 ' ' 89 269 834 844 795 795 777 741 4,115 3,639 3,505 3,466 3,612 3,316 3,326 2,889 2,834 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Discounts Granted Impairment Result from Loan Losses The main variation in the quarter was due to the sale of portfolios Cost of Credit Cost of Credit / Total Risk (*) – Annualized (%) that had already been written off as losses in the amount of R$203 million, and generated a positive impact of R$42 million. (*) Average loan portfolio balance with ﬁnancial guarantees provided and corporate securities, considering the last two quarters. Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level

Brazil[1]			Consolidated		
Total Allowance for Loan Losses (R$ million)					
31,026	29,441	28,249	36,118	34,206	33,091


Loan Portfolio by Risk Level
44.2%
42.9%
42.9%
43.6%
43.2%
42.8%
36.6%
38.0%
38.1%
33.5%
34.5%
34.8%
5.0%
5.8%
6.0%
9.5%
10.3%
9.8%
4.2%
4.2%
4.4%
4.8%
4.1%
5.0%
9.9%
9.1%
8.7%
8.5%
7.9%
7.6%
Jun-18
Mar-19
Jun-19
Jun-18
Mar-19
Jun-19
AA
A
B
C
D-H

Allowance for Loan Losses and for Financial Guarantees Provided

Compared to the end of March 2019, the allowance for loan losses and for financial guarantees provided were down by 3.3%. This reduction was driven by the lower requirement of additional allowance in Wholesale Banking in Brazil.

R$ millions


36,118
7,586
1,810
12,874
13,849
Jun-18
35,496
7,065
1,269
12,946
14,217
Sep-18
34,261
6,375
1,136
11,837
14,913
Dec-18
34,206
5,964
1,158
11,682
15,402
Mar-19
33,091
5,748
1,139
11,546
14,659
Jun-19
Complementary Allowance
Allowance for Financial Guarantees Provided
Generic Allowance
Specific Allowance

We present below the total allowance allocation by **type of risk**:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

R$ millions

Allocation of Total Allowance by Type of Risk - Consolidated


Jun-19
10,666
9,514
12,910
33,091
Mar-19
11,233
9,920
13,053
34,206
Jun-18
9,999
10,024
16,095
36,118
Overdue operations according to the Brazilian Central Bank
9,999
1,342
1,018
7,639
11,233
1,314
1,836
8,083
10,666
1,212
1,168
8,286
Jun-18
Mar-19
Jun-19
Provision < 100%
533
711
38%
2,830
Fully Provisioned
680
457
62%
5,456
Renegotiations and overdue loans
10,024
1,273
3,788
4,964
9,920
1,294
3,700
4,926
9,514
1,241
3,254
5,019
Jun-18
Mar-19
Jun-19
Renegotiations
884
2,984
82%
3,967
Overdue
357
271
18%
1,051
Expected and/or Potential Loss
16,095
2,477
7,652
5,966
13,053
2,158
4,233
6,661
12,910
2,388
3,457
7,065
Jun-18
Mar-19
Jun-19
Retail - Brazil [1]
Wholesale - Brazil [1]
Latin America [2]

[1] Includes units abroad ex-Latin America.[2] Excludes Brazil.

Itaú Unibanco Holding S.A.
14

Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · NPL ratio 90 days overdue (NPL 90) decreased from the ﬁrst quarter of 2019, driven by loans written oﬀ as losses from speciﬁc corporate segment clients, which were 100% provisioned. Worth mentioning is the new decrease in the NPL ratio for very small, small and middle- market companies, which reached the lowest level since the merger between Itaú and Unibanco. · NPL ratio 15 to 90 days overdue (NPL 15-90) remained stable from the previous quarter. The NPL ratio for the corporate segment in Brazil increased and was oﬀset by the decrease in NPL ratios in Latin America (ex-Brazil) and very small, small and middle-market companies in Brazil. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 3.6 3.3 3.3 3.2 3.2 3.2 2.9 3.1 16.4 3.1 3.1 3.0 15.9 2.6 2.8 15.4 15.6 15.5 2.8 2.9 2.8 14.9 15.2 15.1 2.5 2.6 14.6 14.3 3.2 2.5 13.8 3.1 3.0 3.0 2.3 2.9 13.8 13.2 13.3 13.4 13.1 2.7 2.7 13.0 2.7 2.8 2.7 2.6 2.7 12.3 2.5 2.6 2.5 2.7 2.7 2.3 2.3 2.6 2.5 2.4 2.1 2.4 2.4 2.1 2.3 1.8 1.8 * 1.5 1.5 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Total Brazil¹ Latin America² · Nonperforming loans - 90 days - Total: the 3.1% decrease from * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include the previous quarter was mainly driven by the write-oﬀ as losses of CorpBanca. speciﬁc corporate clients. · Consolidated: remained stable in the quarter. · Brazil1: remained stable in the quarter, with increase in the corporate portfolio, oﬀset by the reduction in the very small, small NPL Ratio (%) | over 90 days and middle-market companies. · Latin America2: decreased in the quarter both for individuals and 4.8 companies in Chile. 4.5 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.6 3.7 3.5 3.5 3.4 3.5 3.9 3.6 3.5 3.4 3.4 3.2 3.2 3.0 3.2 3.1 3.1 2.9 3.0 2.9 3.0 2.8 2.9 1.6 1.5 1.4 1.5 1.3 1.4 1.2 1.3 1.4 1.4 1.2 1.2 1.2 NPL Ratio - Brazil1 (%) | 15 to 90 days 1.1 1.1 1.1 1.1 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 4.3 4.2 4.2 4.3 4.2 Total Brazil¹ Latin America² 4.0 3.9 3.7 3.6 3.5 3.5 3.5 3.4 3.4 4.2 4.2 3.3 3.2 3.9 3.8 3.7 2.9 3.6 3.5 · Consolidated and Brazil1: the ratio decreased from the previous 3.4 2.5 2.3 2.4 2.3 3.0 2.0 1.9 2.8 1.8 1.8 quarter driven by the corporate segment, and very small, small, and 1.5 1.7 1.6 1.4 1.5 1.0 1.0 1.8 0.8 0.9 1.7 0.7 middle market companies in Brazil. 1.5 1.0 0.9 0.7 · Latin America2: the ratio remained stable in the quarter, with an Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 increase in Colombia and a decrease in Chile. Individuals Very Small, Small and Middle Market Companies Corporate NPL Ratio - Brazil1 (%) | over 90 days · Individuals: the ratio remained stable in the quarter. 6.3· Very small, small and middle-market companies: the ratio 6.0 6.0 5.8 5.8 5.6 5.4 5.2 5.1 4.9 4.9 decreased from the previous quarter, reaching the lowest level since 4.6 5.9 5.7 4.5 4.5 4.4 4.4 4.5 5.6 5.6 5.3 5.1 4.9 the merger between Itaú and Unibanco, due to the better quality of 4.5 4.7 4.3 4.2 2.9 4.0 2.5 3.7 3.4 recent vintages.   3.2 2.8 2.6 · Corporate: the ratio increased from the previous quarter for clients 1.8 1.8 1.8 1.5 1.7 1.5 1.5 1.6 1.6 1.2 1.3 1.1 1.0 1.0 1.0 that were already adequately provisioned. There was no Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 concentration in a speciﬁc client or sector. Individuals Corporate Very Small, Small and Middle Market Companies · Individuals: the ratio increased from the previous quarter, driven by the mix of products in portfolios with higher risk. · Very small, small and middle-market companies: decreased for th the 11 consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to the better quality of recent vintages. · Corporate: the ratio decreased from the previous quarter, mainly driven by the write-oﬀ as losses from speciﬁc corporate clients. ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 15 Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · NPL ratio 90 days overdue (NPL 90) decreased from the ﬁrst quarter of 2019, driven by loans written oﬀ as losses from speciﬁc corporate segment clients, which were 100% provisioned. Worth mentioning is the new decrease in the NPL ratio for very small, small and middle- market companies, which reached the lowest level since the merger between Itaú and Unibanco. · NPL ratio 15 to 90 days overdue (NPL 15-90) remained stable from the previous quarter. The NPL ratio for the corporate segment in Brazil increased and was oﬀset by the decrease in NPL ratios in Latin America (ex-Brazil) and very small, small and middle-market companies in Brazil. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 3.6 3.3 3.3 3.2 3.2 3.2 2.9 3.1 16.4 3.1 3.1 3.0 15.9 2.6 2.8 15.4 15.6 15.5 2.8 2.9 2.8 14.9 15.2 15.1 2.5 2.6 14.6 14.3 3.2 2.5 13.8 3.1 3.0 3.0 2.3 2.9 13.8 13.2 13.3 13.4 13.1 2.7 2.7 13.0 2.7 2.8 2.7 2.6 2.7 12.3 2.5 2.6 2.5 2.7 2.7 2.3 2.3 2.6 2.5 2.4 2.1 2.4 2.4 2.1 2.3 1.8 1.8 * 1.5 1.5 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Total Brazil¹ Latin America² · Nonperforming loans - 90 days - Total: the 3.1% decrease from * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include the previous quarter was mainly driven by the write-oﬀ as losses of CorpBanca. speciﬁc corporate clients. · Consolidated: remained stable in the quarter. · Brazil1: remained stable in the quarter, with increase in the corporate portfolio, oﬀset by the reduction in the very small, small NPL Ratio (%) | over 90 days and middle-market companies. · Latin America2: decreased in the quarter both for individuals and 4.8 companies in Chile. 4.5 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.6 3.7 3.5 3.5 3.4 3.5 3.9 3.6 3.5 3.4 3.4 3.2 3.2 3.0 3.2 3.1 3.1 2.9 3.0 2.9 3.0 2.8 2.9 1.6 1.5 1.4 1.5 1.3 1.4 1.2 1.3 1.4 1.4 1.2 1.2 1.2 NPL Ratio - Brazil1 (%) | 15 to 90 days 1.1 1.1 1.1 1.1 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 4.3 4.2 4.2 4.3 4.2 Total Brazil¹ Latin America² 4.0 3.9 3.7 3.6 3.5 3.5 3.5 3.4 3.4 4.2 4.2 3.3 3.2 3.9 3.8 3.7 2.9 3.6 3.5 · Consolidated and Brazil1: the ratio decreased from the previous 3.4 2.5 2.3 2.4 2.3 3.0 2.0 1.9 2.8 1.8 1.8 quarter driven by the corporate segment, and very small, small, and 1.5 1.7 1.6 1.4 1.5 1.0 1.0 1.8 0.8 0.9 1.7 0.7 middle market companies in Brazil. 1.5 1.0 0.9 0.7 · Latin America2: the ratio remained stable in the quarter, with an Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 increase in Colombia and a decrease in Chile. Individuals Very Small, Small and Middle Market Companies Corporate NPL Ratio - Brazil1 (%) | over 90 days · Individuals: the ratio remained stable in the quarter. 6.3· Very small, small and middle-market companies: the ratio 6.0 6.0 5.8 5.8 5.6 5.4 5.2 5.1 4.9 4.9 decreased from the previous quarter, reaching the lowest level since 4.6 5.9 5.7 4.5 4.5 4.4 4.4 4.5 5.6 5.6 5.3 5.1 4.9 the merger between Itaú and Unibanco, due to the better quality of 4.5 4.7 4.3 4.2 2.9 4.0 2.5 3.7 3.4 recent vintages. 3.2 2.8 2.6 · Corporate: the ratio increased from the previous quarter for clients 1.8 1.8 1.8 1.5 1.7 1.5 1.5 1.6 1.6 1.2 1.3 1.1 1.0 1.0 1.0 that were already adequately provisioned. There was no Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 concentration in a speciﬁc client or sector. Individuals Corporate Very Small, Small and Middle Market Companies · Individuals: the ratio increased from the previous quarter, driven by the mix of products in portfolios with higher risk. · Very small, small and middle-market companies: decreased for th the 11 consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to the better quality of recent vintages. · Corporate: the ratio decreased from the previous quarter, mainly driven by the write-oﬀ as losses from speciﬁc corporate clients. ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 15

Management Discussion & Analysis | Income Statement Analysis
Itaú

Coverage Ratio | 90 days


243% 246% 245% 236% 248% 235% 221% 208% 208%
101% 100% 100% 96% 95% 92% 90% 88% 87%
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Total (Expanded)


715% 932% 908% 618% 952% 639% 517% 338% 399%
245% 247% 249% 241% 253% 235% 221% 206% 205%
243% 241% 219% 204% 220% 235% 221% 223% 227%
166% 164% 166% 169% 169% 168% 169% 172% 172%
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total - Brazil
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

- **Consolidated:** coverage ratio remained stable in the quarter. The increase in Wholesale Banking in Brazil was due to the loans written off as losses from specific clients of the segment. This increase was offset by the greater relevance of the Retail Banking in Brazil portfolio, which has structurally lower coverage than the Wholesale portfolio.

Loan Portfolio Write-Off


R$ millions
5,361 4,726 4,412 4,714 4,776 4,422 4,064 4,151 5,250
1.1% 1.0% 0.9% 1.0% 0.9% 0.8% 0.8% 0.8% 1.0%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs increased by 26.5% when compared to the previous quarter, mainly in the Wholesale Banking segment in Brazil. The ratio of write-offs to the average balance of loan portfolio increased, but it still remains consistent with previous years.

NPL Creation


R$ millions
4,426 4,381 4,375 5,042 3,790 4,968 4,442 5,076 4,744
3,804 3,619 3,312 3,191 3,499 3,535 3,456 3,565 3,907
387 530 546 1,149 547 1,038 669 1,152 427
235 231 517 702 -256 395 318 360 410
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

- **Consolidated:** decreased from the previous period, mainly driven by the lower nonperforming loans in Wholesale Banking in Brazil.

NPL Creation Coverage


263% 230% 48% 34% -66% -29% -53% -26% -87%
154% 97% 128% 79% 114% 130% 133% 136% 138%
112% 98% 102% 82% 113% 79% 85% 83% 93%
98% 89% 107% 99% 100% 104% 108% 113% 108%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

In the second quarter of 2019, total NPL Creation coverage reached 93% driven by the decrease in NPL Creation and the increase in provision for loan losses in the quarter. It is worth mentioning that the expected loss model includes provisions not only for operations with incurred losses, but also for operations that have not yet incurred losses.

- **Retail Banking - Brazil:** the NPL Creation coverage ratio reached 108%, in line with historical levels.
- **Wholesale Banking - Brazil:** the NPL Creation coverage ratio was impacted by the improved risk rating of segment clients.

Renegotiated Loans Operations

By overdue period measured at the renegotiation moment


R$ billions
Brazil
25.2 25.7 25.2 25.4 24.7
27.5 27.9 27.3 27.6 26.9
2.3 2.2 2.1 2.3 2.3
1.8 1.8 1.8 1.8 1.3
8.5 8.7 8.2 8.0 7.3
5.2 5.1 4.8 4.9 4.9
1.2 1.3 1.4 1.4 1.4
8.5 8.8 9.0 9.2 9.8
Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
When non-overdue
When over 90 days overdue
When up to 30 days overdue
When Written-off as a Loss
When 31-90 days overdue
Latin America

The decrease in renegotiated loan operations, compared to the previous quarter, was driven by some exposures of the corporate segment in Brazil, which were more than 90 days overdue. Part of these exposures was written off as losses and part of them was settled. Therefore, delinquency rates and the coverage ratio of the portfolio decreased, since nonperforming loans were adequately provisioned.


39.9% 40.8% 41.4% 41.4% 39.2%
15.0% 15.7% 16.8% 19.1% 17.5%
Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis Income Statement Analysis Commissions and Fees and Result from Insurance Operations1 Highlights · A 5.0% increase in the quarter driven by higher fund management fees and revenues from advisory services and brokerage, partially oﬀset by the lower revenues from acquiring business. · In the ﬁrst half of 2019 the positive highlights were the higher revenues from credit card issuance, brokerage and fund management fees. These positive eﬀects were partially oﬀset by the lower revenues from the acquiring business. D D D In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 Credit and Debit Cards 3,192 3,280 -2.7% 3,248 -1.7% 6,472 6,584 -1.7% Card Issuance 2,228 2,175 2.5% 2,022 10.2% 4,403 4,077 8.0% Acquiring 9 64 1,106 -12.8% 1,226 -21.4% 2,069 2,506 -17.4% Current Account Services 1,827 1 ,846 -1.0% 1,819 0.4% 3,673 3,637 1.0% Asset Management 1,270 1,067 19.1% 1,106 14.9% 2,337 2,119 10.3% Fund Management Fees 1,100 888 23.9% 942 16.8% 1,988 1,799 10.5% Consortia Administration Fees 171 179 -4.6% 164 4.1% 349 320 9.3% Credit Operations and Guarantees Provided 661 599 10.4% 648 2.0% 1,260 1,297 -2.8% Collection Services 489 467 4.6% 483 1.1% 956 940 1.6% Advisory Services and Brokerage 611 374 63.7% 418 46.4% 985 739 33.3% Other 277 258 7.5% 285 -2.6% 535 548 -2.5% Latin America (ex-Brazil) 736 732 0.5% 719 2.3% 1,467 1,390 5.6% Commissions and Fees 9,063 8 ,622 5.1% 8,726 3.9% 17,685 17,255 2.5% Result from Insurance Operations¹ 1,675 1,607 4.3% 1,645 1.8% 3,282 3,247 1.1% Total 10, 738 10,228 5.0% 10,371 3.5% 20,967 20,501 2.3% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card revenues decreased by 2.7% from the previous quarter, driven by the decreased revenues from prepayment, MDR (Merchant Discount Rate) and rental of equipment. The new commercial proposal of the acquiring business, which established the end of the prepayment rate on credit card transactions without installments for eligible clients and the evolution of Pop Credicard contributed to the increase in the equipment base of 7.1% in the quarter and 22.0% when compared to the same period of the previous year. Compared to the first half of 2018, card revenues decreased by 1.7% driven by lower revenues from the acquiring business. These effects were partially offset by higher revenues from credit interchange and annuity fees. Acquiring Activities Card Issuance Activities R$ millions R$ millions Transaction Volume Transaction Volume 1,357 31.1 33.1 33.8 1,267 2Q19 2Q19 28.6 29.3 1,112 26.9 126,316 R$126.3 billion R$114.1 billion 119,540 113,004 114,055 108,867 101,733 30,947 + 5.7% (vs. 1Q19) + 0.9% (vs. 1Q19) 30,276 27,198 39,959 40,128 + 16.0% (vs. 2Q18) + 12.1% (vs. 2Q18) 35,818 95,368 89,264 credit credit 81,669 72,877 74,095 65,915 + 6.8% (vs. 1Q19) + 1.7% (vs. 1Q19) + 16.8% (vs. 2Q18) + 12.4% (vs. 2Q18) 2Q18 1Q19 2Q19 2Q18 1Q19 2Q19 debit debit Debit Card Transactions Volume Credit Card Transactions Volume Debit Card Transactions Volume + 2.2% (vs. 1Q19) Credit Card Transactions Volume - 0.4% (vs. 1Q19) Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) + 13.8% (vs. 2Q18) + 11.6% (vs. 2Q18) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17 Management Discussion & Analysis Income Statement Analysis Commissions and Fees and Result from Insurance Operations1 Highlights · A 5.0% increase in the quarter driven by higher fund management fees and revenues from advisory services and brokerage, partially oﬀset by the lower revenues from acquiring business. · In the ﬁrst half of 2019 the positive highlights were the higher revenues from credit card issuance, brokerage and fund management fees. These positive eﬀects were partially oﬀset by the lower revenues from the acquiring business. D D D In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 Credit and Debit Cards 3,192 3,280 -2.7% 3,248 -1.7% 6,472 6,584 -1.7% Card Issuance 2,228 2,175 2.5% 2,022 10.2% 4,403 4,077 8.0% Acquiring 9 64 1,106 -12.8% 1,226 -21.4% 2,069 2,506 -17.4% Current Account Services 1,827 1 ,846 -1.0% 1,819 0.4% 3,673 3,637 1.0% Asset Management 1,270 1,067 19.1% 1,106 14.9% 2,337 2,119 10.3% Fund Management Fees 1,100 888 23.9% 942 16.8% 1,988 1,799 10.5% Consortia Administration Fees 171 179 -4.6% 164 4.1% 349 320 9.3% Credit Operations and Guarantees Provided 661 599 10.4% 648 2.0% 1,260 1,297 -2.8% Collection Services 489 467 4.6% 483 1.1% 956 940 1.6% Advisory Services and Brokerage 611 374 63.7% 418 46.4% 985 739 33.3% Other 277 258 7.5% 285 -2.6% 535 548 -2.5% Latin America (ex-Brazil) 736 732 0.5% 719 2.3% 1,467 1,390 5.6% Commissions and Fees 9,063 8 ,622 5.1% 8,726 3.9% 17,685 17,255 2.5% Result from Insurance Operations¹ 1,675 1,607 4.3% 1,645 1.8% 3,282 3,247 1.1% Total 10, 738 10,228 5.0% 10,371 3.5% 20,967 20,501 2.3% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card revenues decreased by 2.7% from the previous quarter, driven by the decreased revenues from prepayment, MDR (Merchant Discount Rate) and rental of equipment. The new commercial proposal of the acquiring business, which established the end of the prepayment rate on credit card transactions without installments for eligible clients and the evolution of Pop Credicard contributed to the increase in the equipment base of 7.1% in the quarter and 22.0% when compared to the same period of the previous year. Compared to the first half of 2018, card revenues decreased by 1.7% driven by lower revenues from the acquiring business. These effects were partially offset by higher revenues from credit interchange and annuity fees. Acquiring Activities Card Issuance Activities R$ millions R$ millions Transaction Volume Transaction Volume 1,357 31.1 33.1 33.8 1,267 2Q19 2Q19 28.6 29.3 1,112 26.9 126,316 R$126.3 billion R$114.1 billion 119,540 113,004 114,055 108,867 101,733 30,947 + 5.7% (vs. 1Q19) + 0.9% (vs. 1Q19) 30,276 27,198 39,959 40,128 + 16.0% (vs. 2Q18) + 12.1% (vs. 2Q18) 35,818 95,368 89,264 credit credit 81,669 72,877 74,095 65,915 + 6.8% (vs. 1Q19) + 1.7% (vs. 1Q19) + 16.8% (vs. 2Q18) + 12.4% (vs. 2Q18) 2Q18 1Q19 2Q19 2Q18 1Q19 2Q19 debit debit Debit Card Transactions Volume Credit Card Transactions Volume Debit Card Transactions Volume + 2.2% (vs. 1Q19) Credit Card Transactions Volume - 0.4% (vs. 1Q19) Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) + 13.8% (vs. 2Q18) + 11.6% (vs. 2Q18) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis
Itaú

Current Account Services

In the second quarter of 2019, revenues from current account services decreased by 1.0% from the previous quarter due to the change in the mix of current account types.

Compared to the first half of 2018, these revenues increased by 1.0% driven by the positive effect of higher number of current-account holders which was partially offset by the change in the mix of current account types.

New Accounts
Individuals accounts (in thousands)


984
1,007
1,056
42
127
205
2Q17
2Q18
2Q19
Abreconta App
Brick and Mortar Branches

Asset Management

- **Fund Management**

Fund management fees were higher by R$212 million in the quarter driven by higher revenues from performance fees and the 3.6% increase in assets under administration.

Compared to the first half of 2018, fund management fees increased 10.5% driven by a 14.7% increase in assets under administration. We highlight the 48.5% growth in the balance from our open investment platform initiative.

Portfolio Managed and Investment Fund


R$ billions
+14.7%
+3.6%
1,025
104
921
1,068
114
954
1,107
125
983
1,135
142
993
1,176
155
1,021
2Q18
3Q18
4Q18
1Q19
2Q19
Open Platform
Total Balance (ex- Open Platform)

Note: Does not include Latin America (ex-Brazil).

- **Consortia Administration Fees**

Consortia administration fees decreased by 4.6% in the quarter, driven by the 1.4% decrease in the number of active contracts, which totaled 368 thousand in June 2019.

Compared to the first half of 2018, consortia administration fees grew by 9.3% due to the higher volume. Installments receivable totaled R$11.8 billion at the end of June 2019, remaining stable when compared to March 2019 and increasing by 3.4% from June 2018.

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees provided increased by 10.4% from the previous quarter, driven by the larger volume of credit origination for companies, of vehicle financing and the higher use of advances to deposit account holders.

Compared to the first half of 2018, these revenues were down by 2.8% driven by the lower volume of financial guarantees provided, which was partially offset by the higher revenues from loan operations.

Collection Services

Revenues from collection services increased by 4.6% compared to the previous quarter, due to the higher volume, pricing, increased offer and expansion of collection services.

Compared to the first half of 2018, these revenues grew by 1.6% driven by higher volume and pricing from payment of taxes and contributions.

Advisory Services and Brokerage

Compared to the previous quarter, revenues from advisory and brokerage services increased by R$238 million due to higher capital market activity.

Compared to the first half of 2018, these revenues increased 33.3% driven by the positive impact of the acquisition of XP Investimentos.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$14.5 billion up to May 2019, maintaining the leadership position in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities: we undertook seven offerings in South America in the first half of 2019, which totaled US$677 million, reaching the leadership position in the Dealogic ranking.

Mergers and Acquisitions: in the first half of 2019, we provided financial advisory on 11 transactions in South America, totaling US$6.9 billion in the Dealogic ranking.

Itaú Unibanco Holding S.A.
18

Insurance, Pension Plan and Premium Bonds Management Discussion and Analysis Result from Insurance, Pension Plan and Premium Bonds Highlights · Increase in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the insurance premiums earned, the gain from the liability adequacy test in pension plan and earnings of aﬃliates. · Compared to the ﬁrst half of 2018, the increase in premiums earned and earnings of aﬃliates were partially oﬀset by the liability adequacy test and lower managerial ﬁnancial margin. Result from Insurance, Pension Plan and Premium Bonds D D D In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 Earned Premiums 1,075 1,052 2.2% 1,002 7.2% 2,127 1,985 7.1% Revenues from Pension Plan 117 57 105.6% 192 -38.7% 175 280 -37.6% Revenues from Premium Bonds 107 102 4.6% 117 -8.3% 209 232 -9.6% Managerial Financial Margin (0) 93 -100.1% 97 -100.1% 93 197 -52.9% Commissions and Fees 515 490 5.0% 488 5.5% 1,005 1,005 0.0% Earnings of Affiliates 164 123 33.0% 104 58.2% 287 199 44.4% Revenues from Insurance, Pension Plan and 1,978 1,918 3.1% 1,999 -1.1% 3,896 3,898 -0.1% Premium Bonds Retained Claims (297) (299) -0.8% (335) -11.4% (596) (614) -2.9% Insurance Selling Expenses (6) (12) -51.9% (19) -70.9% (17) (36) -52.7% Result from Insurance, Pension Plan and 1,675 1,607 4.3% 1,645 1.8% 3,282 3,247 1.1% Premium Bonds Recurring Net Income 680 661 2.9% 638 6.6% 1,341 1,319 1.6% Insurance Combined Ratio 61.5% 65.1% -360 bps 66.1% -460 bps 63.3% 63.3% 0 bps The increase in the result from insurance, pension plan and premium Compared to the ﬁrst half of 2018, the 1.1% increase in the result bonds operations in the quarter was driven by: (i) the increase in from insurance, pension plan and premium bonds operations was earned premiums by higher sales in life and personal accidents, due to higher earned premiums by higher sales in credit life, credit life and protected card insurance policies; (ii) the pension plan protected card, life and personal accidents insurance policies. liability adequacy test; and (iii) the increase in the earnings of Additionally, earnings of aﬃliates posted an increase. On the other aﬃliates as a result of our interest in IRB and Porto Seguro, and hand, the liability adequacy test and the managerial ﬁnancial margin commissions and fees. These eﬀects were partially oﬀset by the were lower in the ﬁrst half of the year. decrease in the managerial ﬁnancial margin and the lower return on assets. Earned Premiums Breakdown Retained Claims Breakdown R$ millions R$ millions 32.3% 29.4% 26.7% 27.7% 26.4% 1,052 1,002 1,025 1,045 1,075 294 299 297 9.2% 335 320 11.6% 10.7% 10.4% 13.2% 9.6% 9.5% 9.2% 9.7% 9.3% 1.4% 1.5% 1.4% 29.2% 26.1% 1.6% 1.6% 34.5% 32.6% 36.6% 16.7% 17.3% 15.7% 16.2% 14.7% 4.9% 3.8% 0.8% 2.4% 5.6% 1.4% 4.2% 1.6% 10.1% 14.5% 14.7% 15.1% 15.5% 13.8% 2.5% 10.9% 9.1% 10.0% 10.2% 14.2% 13.4% 9.7% 13.2% 8.2% 47.5% 47.3% 47.2% 46.8% 47.0% 43.8% 41.9% 41.3% 38.3% 39.6% 2Q18 3Q18 4Q18 1Q19 2Q19 2Q18 3Q18 4Q18 1Q19 2Q19 Life and Personal Accidents Protected Card Life and Personal Accidents Protected Card Credit Life Property risk Credit Life Property risk Mortgage Other Mortgage Other Insurance Claims/Earned Premiums Technical Provisions R$ billions 211.9 207.3 203.4 196.7 191.8 188.8 3.5 183.7 3.5 + 9.4% (vs. 2Q18) 177.5 3.6 3.5 7.2 Insurance 3.4 3.4 169.7 3.3 3.3 3.3 3.3 3.2 Premiums Bonds + 5.3% (vs. 2Q18) 42.8 154.8 151.6 149.0 R$211,9 + 9.1% (vs. 2Q18) 144.0 Traditional 140.4 138.1 133.9 130.2 billions 123.9 154.8 PGBL + 12.1% (vs. 2Q18) 41.7 42.8 40.6 + 10.3% (vs. 2Q18) 37.7 38.1 39.2 VGBL 36.9 33.9 32.5 6.5 6.6 7.2 6.6 6.6 6.8 7.0 7.0 6.7 3.1 3.4 3.5 3.6 3.2 3.3 3.4 3.5 3. 6 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Itaú Unibanco Holding S.A. 19 Insurance, Pension Plan and Premium Bonds Management Discussion and Analysis Result from Insurance, Pension Plan and Premium Bonds Highlights · Increase in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the insurance premiums earned, the gain from the liability adequacy test in pension plan and earnings of aﬃliates. · Compared to the ﬁrst half of 2018, the increase in premiums earned and earnings of aﬃliates were partially oﬀset by the liability adequacy test and lower managerial ﬁnancial margin. Result from Insurance, Pension Plan and Premium Bonds D D D In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 Earned Premiums 1,075 1,052 2.2% 1,002 7.2% 2,127 1,985 7.1% Revenues from Pension Plan 117 57 105.6% 192 -38.7% 175 280 -37.6% Revenues from Premium Bonds 107 102 4.6% 117 -8.3% 209 232 -9.6% Managerial Financial Margin (0) 93 -100.1% 97 -100.1% 93 197 -52.9% Commissions and Fees 515 490 5.0% 488 5.5% 1,005 1,005 0.0% Earnings of Affiliates 164 123 33.0% 104 58.2% 287 199 44.4% Revenues from Insurance, Pension Plan and 1,978 1,918 3.1% 1,999 -1.1% 3,896 3,898 -0.1% Premium Bonds Retained Claims (297) (299) -0.8% (335) -11.4% (596) (614) -2.9% Insurance Selling Expenses (6) (12) -51.9% (19) -70.9% (17) (36) -52.7% Result from Insurance, Pension Plan and 1,675 1,607 4.3% 1,645 1.8% 3,282 3,247 1.1% Premium Bonds Recurring Net Income 680 661 2.9% 638 6.6% 1,341 1,319 1.6% Insurance Combined Ratio 61.5% 65.1% -360 bps 66.1% -460 bps 63.3% 63.3% 0 bps The increase in the result from insurance, pension plan and premium Compared to the ﬁrst half of 2018, the 1.1% increase in the result bonds operations in the quarter was driven by: (i) the increase in from insurance, pension plan and premium bonds operations was earned premiums by higher sales in life and personal accidents, due to higher earned premiums by higher sales in credit life, credit life and protected card insurance policies; (ii) the pension plan protected card, life and personal accidents insurance policies. liability adequacy test; and (iii) the increase in the earnings of Additionally, earnings of aﬃliates posted an increase. On the other aﬃliates as a result of our interest in IRB and Porto Seguro, and hand, the liability adequacy test and the managerial ﬁnancial margin commissions and fees. These eﬀects were partially oﬀset by the were lower in the ﬁrst half of the year. decrease in the managerial ﬁnancial margin and the lower return on assets. Earned Premiums Breakdown Retained Claims Breakdown R$ millions R$ millions 32.3% 29.4% 26.7% 27.7% 26.4% 1,052 1,002 1,025 1,045 1,075 294 299 297 9.2% 335 320 11.6% 10.7% 10.4% 13.2% 9.6% 9.5% 9.2% 9.7% 9.3% 1.4% 1.5% 1.4% 29.2% 26.1% 1.6% 1.6% 34.5% 32.6% 36.6% 16.7% 17.3% 15.7% 16.2% 14.7% 4.9% 3.8% 0.8% 2.4% 5.6% 1.4% 4.2% 1.6% 10.1% 14.5% 14.7% 15.1% 15.5% 13.8% 2.5% 10.9% 9.1% 10.0% 10.2% 14.2% 13.4% 9.7% 13.2% 8.2% 47.5% 47.3% 47.2% 46.8% 47.0% 43.8% 41.9% 41.3% 38.3% 39.6% 2Q18 3Q18 4Q18 1Q19 2Q19 2Q18 3Q18 4Q18 1Q19 2Q19 Life and Personal Accidents Protected Card Life and Personal Accidents Protected Card Credit Life Property risk Credit Life Property risk Mortgage Other Mortgage Other Insurance Claims/Earned Premiums Technical Provisions R$ billions 211.9 207.3 203.4 196.7 191.8 188.8 3.5 183.7 3.5 + 9.4% (vs. 2Q18) 177.5 3.6 3.5 7.2 Insurance 3.4 3.4 169.7 3.3 3.3 3.3 3.3 3.2 Premiums Bonds + 5.3% (vs. 2Q18) 42.8 154.8 151.6 149.0 R$211,9 + 9.1% (vs. 2Q18) 144.0 Traditional 140.4 138.1 133.9 130.2 billions 123.9 154.8 PGBL + 12.1% (vs. 2Q18) 41.7 42.8 40.6 + 10.3% (vs. 2Q18) 37.7 38.1 39.2 VGBL 36.9 33.9 32.5 6.5 6.6 7.2 6.6 6.6 6.8 7.0 7.0 6.7 3.1 3.4 3.5 3.6 3.2 3.3 3.4 3.5 3. 6 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- The 4.3% increase from the previous quarter was driven by higher personnel expenses, which are seasonally lower in the first quarter, in addition to the increase in employee terminations and labor claims.
- Compared to the first half of 2018, the 3.7% increase was driven by higher personnel expenses, related to the collective bargaining labor agreement and the higher volume of employee terminations.

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ	1H19	1H18	Δ
Personnel Expenses	**(5,545)**	**(5,300)**	**4.6%**	**(5,193)**	**6.8%**	**(10,846)**	**(10,277)**	**5.5%**
Compensation, Charges and Social Benefits	(3,517)	(3,580)	-1.8%	(3,528)	-0.3%	(7,097)	(6,945)	2.2%
Management and Employees' Profit Sharing [1]	(1,260)	(1,264)	-0.3%	(1,103)	14.3%	(2,524)	(2,217)	13.9%
Employee Terminations and Labor Claims	(733)	(412)	78.0%	(506)	44.7%	(1,144)	(1,016)	12.6%
Training	(36)	(45)	-20.7%	(56)	-36.8%	(80)	(99)	-18.7%
Administrative Expenses	**(4,234)**	**(4,113)**	**2.9%**	**(4,153)**	**1.9%**	**(8,347)**	**(8,033)**	**3.9%**
Third-Party Services	(1,071)	(1,007)	6.3%	(1,000)	7.1%	(2,078)	(1,935)	7.4%
Data Processing and Telecommunications	(971)	(958)	1.4%	(852)	13.9%	(1,928)	(1,753)	10.0%
Facilities and Materials	(760)	(738)	2.9%	(749)	1.4%	(1,498)	(1,468)	2.0%
Depreciation and Amortization	(544)	(533)	2.0%	(536)	1.5%	(1,078)	(1,074)	0.4%
Advertising, Promotions and Publications	(312)	(260)	20.0%	(381)	-18.0%	(573)	(604)	-5.2%
Security	(171)	(175)	-2.1%	(169)	1.3%	(346)	(342)	1.3%
Financial System Services	(131)	(151)	-12.7%	(146)	-10.2%	(282)	(291)	-3.2%
Transportation and Travel	(148)	(125)	17.8%	(131)	13.0%	(273)	(247)	10.7%
Other	(126)	(165)	-23.9%	(189)	-33.3%	(291)	(318)	-8.5%
Operating Expenses	**(1,179)**	**(1,082)**	**9.0%**	**(1,230)**	**-4.2%**	**(2,260)**	**(2,397)**	**-5.7%**
Selling - Credit Cards	(644)	(615)	4.7%	(545)	18.1%	(1,259)	(1,100)	14.4%
Contingencies and Other	(437)	(365)	19.9%	(608)	-28.1%	(802)	(1,146)	-30.0%
Claims	(98)	(102)	-4.2%	(77)	26.1%	(199)	(151)	31.8%
Other Tax Expenses [2]	**(95)**	**(84)**	**12.5%**	**(80)**	**19.0%**	**(179)**	**(157)**	**14.2%**
Latin America (ex-Brazil) [3]	**(1,616)**	**(1,570)**	**2.9%**	**(1,605)**	**0.7%**	**(3,186)**	**(3,074)**	**3.6%**
Total	**(12,669)**	**(12,150)**	**4.3%**	**(12,261)**	**3.3%**	**(24,819)**	**(23,938)**	**3.7%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and Cofins. [3] Does not consider overhead allocation.

The increase in non-interest expenses in the quarter was due to higher personnel expenses, impacted by a higher concentration of employee terminations and labor claims in the period, and to seasonal effects in the first quarter. Additionally, administrative expenses increased and the highlights are the increases in third-party services and in expenses from advertising, promotions and publications due to marketing campaigns.

Compared to the first half of 2018, the 3.7% increase was driven by: **(i)** higher personnel expenses, resulting from by the impact of the negotiation of the collective bargaining labor agreement, the tariff adjustment by healthcare entities, the increase in the number of employee terminations and labor claims and the advances on profit sharing as a result of retirements and terminations; **(ii)** higher expenses on third-party services and data processing, and **(iii)** higher credit card marketing expenses, related to the accreditation of REDE and correspondent banks and to expenses on brands and partnerships.

Number of Employees - in thousands



99.9
13.2
0.6
86.1
Jun-18
100.8
13.1
0.6
87.1
Sep-18
100.3
13.0
0.6
86.8
Dec-18
99.7
12.9
0.5
86.2
Mar-19
98.4
12.7
0.5
85.2
Jun-19
Brazil
Abroad (ex-Latin America)
Latin America

Note: Includes the employees of companies controlled by the Bank.

98.4 thousand
employees at the end of the 2Q19

- ▼ **- 1.2%** (2Q19/1Q19)
- ▼ **- 1.5%** (2Q19/2Q18)

In Brazil, the annual decrease in staff is a result of the closing of brick and mortar branches. On the other hand, we hired more personnel for the technology area to speed up our digital transformation process.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio We present the eﬃciency ratio and the risk-adjusted eﬃciency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted). 65.7 61.0 63.4 63.3 60.9 60.8 61.3 61.7 60.9 47.1 46.2 47.3 49.2 48.8 48.7 46.3 45.7 45.9 66.6 65.0 64.2 63.3 62.2 61.2 61.2 62.7 61.2 47.7 47.6 47.7 46.4 47.0 47.4 47.5 45.5 45.3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Efficiency Ratio: Branches Efficiency Ratio (%): · 12-month period: increase of 10 basis points from the same period of the previous year. Our non-interest expenses increased 74.8 70.0 70.5 69.5 by 3.8%, whereas inﬂation for the period was 3.4% (IPCA). On the 68.9 68.5 other hand, our revenues increased by 3.5%. 27.5 26.3 26.5 26.5 26.6 25.4 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Risk-Adjusted Efficiency Ratio: Brick and Mortar Branches Digital Branches · 12-month period: decrease of 150 basis points from the same period of the previous year, driven by the 7.1% decrease in cost of credit as a result of lower provisions for loan losses and lower impairment charges on corporate securities. Distribution Network Branches and Client Service Branches | Brazil and Abroad Points of Service | Brazil and Abroad The number of avaible ATMs of Banco24Horas increased by 4.4% The search for eﬃciency and the higher demand for services from the same period of the previous year, driven by the agreement through digital channels led to the annual decrease of 5.6% in with Tecban establishing the replacement of our external ATMs brick and mortar branches in Brazil. In Latin America, we launched network. two digital branches in the ﬁrst half of the year, one in Paraguay and one in Uruguay. 4,940 4,904 4,917 4,934 4,722 47,887 48,476 160 173 195 195 47,650 47,953 47,505 196 3 7 3,531 3,531 3,530 3,527 3,332 23,049 22,086 22,431 22,605 23,053 697 700 703 691 686 1,175 1,175 1,187 1,169 1,167 516 513 512 521 508 598 592 610 589 584 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Branches + CSB (Latin America ex-Brazil) CSB - Brazil 23,760 23,680 23,660 23,590 22,701 (i) Brick and Mortar Branches - Brazil Digital Branches - Brazil (i) Includes IBBA representative oﬃces abroad. Note: Includes Banco Itaú BBA, Banco Itaú Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Brazil ESB Latin America Banco24Horas Third Party Locations (*) Geographical Distribution of Service Network Number of Branches and Client Service Branches North Northeast Midwest Southeast South Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third- 109 316 298 2,844 632 parties’ establishments. (iii) Does not include points of sale. (*) In June 2019. Does not include branches and CSBs in Latin America and Itaú BBA. Itaú Unibanco Holding S.A. 21 Management Discussion & Analysis Income Statement Analysis Efficiency Ratio We present the eﬃciency ratio and the risk-adjusted eﬃciency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted). 65.7 61.0 63.4 63.3 60.9 60.8 61.3 61.7 60.9 47.1 46.2 47.3 49.2 48.8 48.7 46.3 45.7 45.9 66.6 65.0 64.2 63.3 62.2 61.2 61.2 62.7 61.2 47.7 47.6 47.7 46.4 47.0 47.4 47.5 45.5 45.3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Efficiency Ratio: Branches Efficiency Ratio (%): · 12-month period: increase of 10 basis points from the same period of the previous year. Our non-interest expenses increased 74.8 70.0 70.5 69.5 by 3.8%, whereas inﬂation for the period was 3.4% (IPCA). On the 68.9 68.5 other hand, our revenues increased by 3.5%. 27.5 26.3 26.5 26.5 26.6 25.4 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Risk-Adjusted Efficiency Ratio: Brick and Mortar Branches Digital Branches · 12-month period: decrease of 150 basis points from the same period of the previous year, driven by the 7.1% decrease in cost of credit as a result of lower provisions for loan losses and lower impairment charges on corporate securities. Distribution Network Branches and Client Service Branches | Brazil and Abroad Points of Service | Brazil and Abroad The number of avaible ATMs of Banco24Horas increased by 4.4% The search for eﬃciency and the higher demand for services from the same period of the previous year, driven by the agreement through digital channels led to the annual decrease of 5.6% in with Tecban establishing the replacement of our external ATMs brick and mortar branches in Brazil. In Latin America, we launched network. two digital branches in the ﬁrst half of the year, one in Paraguay and one in Uruguay. 4,940 4,904 4,917 4,934 4,722 47,887 48,476 160 173 195 195 47,650 47,953 47,505 196 3 7 3,531 3,531 3,530 3,527 3,332 23,049 22,086 22,431 22,605 23,053 697 700 703 691 686 1,175 1,175 1,187 1,169 1,167 516 513 512 521 508 598 592 610 589 584 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Branches + CSB (Latin America ex-Brazil) CSB - Brazil 23,760 23,680 23,660 23,590 22,701 (i) Brick and Mortar Branches - Brazil Digital Branches - Brazil (i) Includes IBBA representative oﬃces abroad. Note: Includes Banco Itaú BBA, Banco Itaú Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Brazil ESB Latin America Banco24Horas Third Party Locations (*) Geographical Distribution of Service Network Number of Branches and Client Service Branches North Northeast Midwest Southeast South Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third- 109 316 298 2,844 632 parties’ establishments. (iii) Does not include points of sale. (*) In June 2019. Does not include branches and CSBs in Latin America and Itaú BBA. Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Increase of 1.6% in total assets in the quarter and of 8.8% in 12 months, driven by loans to individuals, very small, small and middle-market companies.
- Annual growth of 8.6% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures.

Assets

In R$ millions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Current and Long-term Assets	**1,644,066**	**1,617,065**	**1.7%**	**1,514,685**	**8.5%**
Cash	33,242	30,376	9.4%	25,402	30.9%
Interbank Investments	284,781	284,398	0.1%	277,465	2.6%
Securities and Derivative Financial Instruments	473,608	464,081	2.1%	449,462	5.4%
Interbank and Interbranch Accounts	134,741	133,331	1.1%	119,863	12.4%
Loan, Lease and Other Loan Operations	552,909	543,654	1.7%	518,510	6.6%
(Allowance for Loan Losses)	(31,952)	(33,048)	-3.3%	(34,308)	-6.9%
Other Assets	196,738	194,274	1.3%	158,292	24.3%
Permanent Assets	**34,312**	**34,359**	**-0.1%**	**27,999**	**22.5%**
Total Assets	**1,678,378**	**1,651,425**	**1.6%**	**1,542,684**	**8.8%**

Liabilities

In R$ millions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Current and Long-Term Liabilities	**1,537,520**	**1,516,436**	**1.4%**	**1,405,008**	**9.4%**
Deposits	463,259	461,487	0.4%	426,595	8.6%
Deposits Received under Securities Repurchase Agreements	316,543	328,028	-3.5%	315,554	0.3%
Fund from Acceptances and Issue of Securities	125,336	117,040	7.1%	115,008	9.0%
Interbank and Interbranch Accounts	55,243	50,807	8.7%	42,871	28.9%
Borrowings and Onlendings	72,788	69,630	4.5%	61,872	17.6%
Derivative Financial Instruments	35,655	27,599	29.2%	31,655	12.6%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	211,905	207,308	2.2%	191,765	10.5%
Other Liabilities	256,790	254,537	0.9%	219,688	16.9%
Deferred Income	**2,606**	**2,667**	**-2.3%**	**2,678**	**-2.7%**
Minority Interest in Subsidiaries	**12,515**	**12,498**	**0.1%**	**13,240**	**-5.5%**
Stockholders' Equity	**125,737**	**119,824**	**4.9%**	**121,758**	**3.3%**
Total Liabilities and Equity	**1,678,378**	**1,651,425**	**1.6%**	**1,542,684**	**8.8%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

In R$ millions, end of period	2Q19	1Q19	Δ
Investments Abroad	73,937	68,672	7.7%
Net Foreign Exchange Position (Except Investments Abroad)	(124,037)	(131,274)	-5.5%
Total	**(50,101)**	**(62,602)**	**-20.0%**
Total in US$	**(13,074)**	**(16,065)**	**-18.6%**

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.

22

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- The loan portfolio of individuals grew 3.2% in the quarter, boosted by credit card, personal and vehicle loans.
- The growth in companies portfolio in Brazil was concentrated in the very small, small and middle-market loans and is related to the greater demand from clients.

Credit Portfolio by Product

In R$ billions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Individuals - Brazil (1)	**221.5**	**214.7**	**3.2%**	**194.1**	**14.2%**
Credit Card Loans	79.3	76.4	3.7%	66.1	20.0%
Personal Loans	31.9	30.1	5.9%	27.3	16.9%
Payroll Loans (2)	49.1	48.6	1.0%	45.4	8.1%
Vehicle Loans	17.2	16.6	3.9%	14.7	17.4%
Mortgage Loans	44.0	42.9	2.6%	40.5	8.6%
Rural Loans	0.1	0.1	-13.1%	0.1	-29.0%
Companies - Brazil (1)	**177.0**	**173.6**	**2.0%**	**169.8**	**4.3%**
Working Capital (3)	96.3	95.8	0.5%	86.1	11.8%
BNDES/Onlending	13.6	14.9	-8.7%	19.3	-29.2%
Export / Import Financing	44.9	42.3	6.1%	45.6	-1.6%
Vehicle Loans	6.0	5.1	19.2%	3.2	91.7%
Mortgage Loans	5.3	5.7	-7.3%	7.1	-25.6%
Rural Loans	10.9	9.8	11.2%	8.5	28.0%
Latin America (4)	**154.3**	**155.4**	**-0.7%**	**154.6**	**-0.2%**
Total without Financial Guarantees Provided	**552.9**	**543.7**	**1.7%**	**518.5**	**6.6%**
Financial Guarantees Provided	64.7	65.4	-1.1%	70.1	-7.8%
Total with Financial Guarantees Provided	**617.6**	**609.0**	**1.4%**	**588.6**	**4.9%**
Corporate Securities (5)	42.2	38.0	10.9%	34.6	21.8%
Total Risk	**659.7**	**647.1**	**2.0%**	**623.3**	**5.9%**

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration

As of June 30, 2019

Only **15.5%** of the credit risk is concentrated on the 100 largest debtors.

In R$ billions	Risk*	% of total credits	% of total Assets
Largest Debtor	5.2	0.8	0.3
10 Largest Debtors	29.0	4.7	1.8
20 Largest Debtors	43.9	7.1	2.7
50 Largest Debtors	70.7	11.4	4.3
100 Largest Debtors	95.9	15.5	5.8

(*) Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

In R$ billions


519
544
553
38.9%
36.2%
34.8%
7.9%
8.0%
8.0%
9.9%
10.8%
10.0%
32.1%
33.2%
35.7%
2Q18
1Q19
2Q19
Actual Quarter (q)
q-1
q-2
q-3
q-4
q<=-5

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	2Q19	1Q19	Δ
Public Sector	**2.3**	**2.8**	**-16.7%**
Private Sector	**331.8**	**330.2**	**0.5%**
Real Estate	22.1	21.4	3.0%
Food and beverage	20.6	19.3	6.9%
Agribusiness and fertilizers	18.6	18.4	1.2%
Transportation	17.7	17.2	3.3%
Energy and water treatment	15.8	16.7	-5.3%
Vehicles and auto parts	14.8	12.9	14.5%
Banks and other financial institutions	12.3	12.4	-0.6%
Infrastructure work	11.8	11.3	4.1%
Petrochemical and chemical	11.1	11.2	-0.9%
Steel and metallurgy	9.6	9.6	-0.7%
Telecommunications	9.1	9.2	-1.0%
Mining	8.9	10.9	-18.4%
Pharmaceutical and cosmetics	8.0	7.9	0.6%
Oil and gas	6.8	6.8	0.3%
Electronic and IT	6.7	6.1	8.6%
Capital Assets	6.7	6.2	7.0%
Construction Material	6.0	5.6	6.6%
Sugar and Alcohol	5.6	6.0	-7.0%
Entertainment and tourism	5.5	5.7	-2.5%
Services - Other	43.0	43.4	-1.1%
Commerce - Other	20.5	20.1	2.0%
Industry - Other	9.6	9.9	-2.7%
Other	41.0	41.8	-1.9%
Total	**334.1**	**333.0**	**0.3%**

Itaú Unibanco Holding S.A.

23

Management Discussion & Analysis Balance Sheet 1 Credit Portfolio (Individuals and Companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Jun-19 7.8% 35.8% 14.4% 19.9% 22.2% Jun-19 42.4% 57.6% Jun-14 Jun-14 19.8% 31.1% 16.4% 15.3% 17.4% 34.6% 65.4% Very Small, Small and Middle Market Loans Corporate Loans Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans 2 Payroll Loans Mortgage loans Corporate R$49.1 billion as of June 30, 2019 R$49.2 billion as of June 30, 2019 R$102.1 billion as of June 30, 2019 + 1.0% (vs. Mar-19) + 8.1% (vs. June-18) + 1.4% (vs. Mar-19) + 3.5% (vs. June-18) - 0.2% (vs. Mar-19) - 4.4% (vs. June-18) The payroll loans portfolio for INSS 89% of the mortgage portfolio is Individuals pensioners grew 12.2% compared to the In the second quarter the large companies same period of the previous year. 99.9% guaranteed by ﬁduciary alienation portfolio decreased 0.2%. 3 The origination of credit grew 29% when compared to the same period of the Portfolio 2Q19 Originations in 2Q19 previous year, in operations with short 81.7% of total credit mortgage is done maturities. By Sector By origination by borrowers (%) (R$ billions) R$4.1 billion + 57.7% (vs. 2Q18) 5.8 4.5 42% 58% Loan-to-Value 38.8 Ratio of the amount of the ﬁnancing to the value of the real estate property Branches INSS Itaú Consignado S.A. Public Sector Vintage (quarterly average) Portfolio Private Sector 59.7% 38.7% Credit Cards Vehicle Financing Very Small, Small and Middle Market R$75.0 billion as of June 30, 2019 R$79.3 billion as of June 30, 2019 R$17.2 billion as of June 30, 2019 + 3.7% (vs. Mar-19) + 20.0% (vs. June-18) + 3.9% (vs. Mar-19) + 17.4% (vs. June-18) + 5.1% (vs. Mar-19) + 18. 9% (vs. June-18) In the second quarter of 2019, the 9.4% 9.7% 8.8% 3 origination of credits for very small, small 9.7% Originations in 2Q19 7.6% 9.2% and middle-market companies increased R$3.0 billion + 16.0% (vs. 2Q18) 41% from the previous year. 82.7% 82.0% 80.9% Average Term % Average Average Ticket Down Payment 43 months R$35.1 thousand 37% Jun-18 Mar-19 Jun-19 Revolving Credit + Overdue Loans¹ Loan-to-Value Installment with Interest Transactor² Vintage (quarterly average) Portfolio 58.5% 59.1% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without ﬁnancial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 24 Management Discussion & Analysis Balance Sheet 1 Credit Portfolio (Individuals and Companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Jun-19 7.8% 35.8% 14.4% 19.9% 22.2% Jun-19 42.4% 57.6% Jun-14 Jun-14 19.8% 31.1% 16.4% 15.3% 17.4% 34.6% 65.4% Very Small, Small and Middle Market Loans Corporate Loans Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans 2 Payroll Loans Mortgage loans Corporate R$49.1 billion as of June 30, 2019 R$49.2 billion as of June 30, 2019 R$102.1 billion as of June 30, 2019 + 1.0% (vs. Mar-19) + 8.1% (vs. June-18) + 1.4% (vs. Mar-19) + 3.5% (vs. June-18) - 0.2% (vs. Mar-19) - 4.4% (vs. June-18) The payroll loans portfolio for INSS 89% of the mortgage portfolio is Individuals pensioners grew 12.2% compared to the In the second quarter the large companies same period of the previous year. 99.9% guaranteed by ﬁduciary alienation portfolio decreased 0.2%. 3 The origination of credit grew 29% when compared to the same period of the Portfolio 2Q19 Originations in 2Q19 previous year, in operations with short 81.7% of total credit mortgage is done maturities. By Sector By origination by borrowers (%) (R$ billions) R$4.1 billion + 57.7% (vs. 2Q18) 5.8 4.5 42% 58% Loan-to-Value 38.8 Ratio of the amount of the ﬁnancing to the value of the real estate property Branches INSS Itaú Consignado S.A. Public Sector Vintage (quarterly average) Portfolio Private Sector 59.7% 38.7% Credit Cards Vehicle Financing Very Small, Small and Middle Market R$75.0 billion as of June 30, 2019 R$79.3 billion as of June 30, 2019 R$17.2 billion as of June 30, 2019 + 3.7% (vs. Mar-19) + 20.0% (vs. June-18) + 3.9% (vs. Mar-19) + 17.4% (vs. June-18) + 5.1% (vs. Mar-19) + 18. 9% (vs. June-18) In the second quarter of 2019, the 9.4% 9.7% 8.8% 3 origination of credits for very small, small 9.7% Originations in 2Q19 7.6% 9.2% and middle-market companies increased R$3.0 billion + 16.0% (vs. 2Q18) 41% from the previous year. 82.7% 82.0% 80.9% Average Term % Average Average Ticket Down Payment 43 months R$35.1 thousand 37% Jun-18 Mar-19 Jun-19 Revolving Credit + Overdue Loans¹ Loan-to-Value Installment with Interest Transactor² Vintage (quarterly average) Portfolio 58.5% 59.1% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without ﬁnancial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Compared to the second quarter of 2018, the 11.0% growth in time deposits is partially related to the migration of funds from debentures linked to repurchase agreements.
- Savings deposits increased 8.0% when compared to the same period of the previous year.

In R$ millions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Demand Deposits	73,352	74,757	-1.9%	70,646	3.8%
Savings Deposits	137,568	136,613	0.7%	127,342	8.0%
Time Deposits	250,521	248,049	1.0%	225,762	11.0%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	10,426	15,336	-32.0%	35,392	-70.5%
Funds from Bills [(1)] and Structured Operations Certificates	78,824	72,002	9.5%	71,540	10.2%
(1) Total - Funding from Account Holders and Institutional Clients	**550,691**	**546,757**	**0.7%**	**530,682**	**3.8%**
Onlending	14,615	15,855	-7.8%	20,221	-27.7%
(2) Total – Funding from Clients	**565,306**	**562,612**	**0.5%**	**550,902**	**2.6%**
Assets Under Administration	1,200,283	1,158,642	3.6%	1,050,220	14.3%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	211,905	207,308	2.2%	191,765	10.5%
(3) Total – Clients	**1,977,495**	**1,928,562**	**2.5%**	**1,792,887**	**10.3%**
Interbank deposits	1,814	2,065	-12.1%	2,843	-36.2%
Funds from Acceptance and Issuance of Securities	46,513	45,038	3.3%	43,468	7.0%
Total Funds from Clients + Interbank Deposits	**2,025,822**	**1,975,665**	**2.5%**	**1,839,198**	**10.1%**
Working Capital and Other	**622,746**	**619,407**	**0.5%**	**549,245**	**13.4%**
Repurchase Agreements [(2)]	306,117	312,691	-2.1%	280,162	9.3%
Borrowings	58,174	53,775	8.2%	41,652	39.7%
Foreign Exchange Portfolio	97,433	97,108	0.3%	61,963	57.2%
Subordinated Debt	51,968	52,580	-1.2%	53,925	-3.6%
Collection and Payment of Taxes and Contributions	5,114	5,290	-3.3%	4,544	12.6%
Working Capital [(3)]	103,940	97,963	6.1%	106,999	-2.9%
Total Funds (Working Capital, Raised and Managed Assets)	**2,648,567**	**2,595,072**	**2.1%**	**2,388,443**	**10.9%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders' Equity + Non-Controlling Interest – Permanent Assets.

Loans to Funding Ratio

In R$ millions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Funding from Clients	565,306	562,612	0.5%	550,902	2.6%
Funds from Acceptance and Issuance of Securities Abroad	46,513	45,038	3.3%	43,468	7.0%
Borrowings	58,174	53,775	8.2%	41,652	39.7%
Other [(1)]	28,334	28,946	-2.1%	30,613	-7.4%
Total (A)	**698,326**	**690,371**	**1.2%**	**666,635**	**4.8%**
(-) Reserve Required by Brazilian Central Bank	(95,478)	(94,854)	0.7%	(93,008)	2.7%
(-) Cash (Currency) [(2)]	(33,242)	(30,376)	9.4%	(25,402)	30.9%
Total (B)	**569,607**	**565,141**	**0.8%**	**548,225**	**3.9%**
Loan Portfolio (C) [(3)]	**552,909**	**543,654**	**1.7%**	**518,510**	**6.6%**
Loan Portfolio / Gross Funding (C/A)	**79.2%**	**78.7%**	**40 bps**	**77.8%**	**140 bps**
Loan Portfolio / Net Funding (C/B)	**97.1%**	**96.2%**	**90 bps**	**94.6%**	**250 bps**

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.
(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.
(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis Capital and Risk Capital, Liquidity and Market ratios Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. The Board of Directors established that the minimum level for the Company’s Tier I capital must be 13.5% in order to maintain proper capital levels in normal situations and to absorb shocks in stress scenarios. Tier I Capital Ratio On June 30, 2019, our Tier I Capital reached 14.9%, consisting of 13.6% Common Equity Tier I and 1.3% Additional Tier I. 14.9% 14.6% 0.8% -0.1% -0.4% 1.3% 1.3% 13.6% 13.3% Tier I 2Q19 net income and Prudential Adjustments RWA Tier I Mar-19 other equity changes Jun-19 Additional Tier I (AT1) Common Equity Tier I (CET I) Capital Ratios 2Q19 1Q19 In R$ millions, end of period Main changes in the quarter: Core Capital 115,498 109,156 Tier I (Core Capital + Additional Capital) 126,373 120,124 Referential Equity: Increase of 4.7% mainly driven by the net income of Referential Equity (Tier I and Tier II) 138,267 132,056 the period oﬀset by the provision for mandatory minimum dividends. Total Risk-weighted Exposure (RWA) 847,001 823,818 CP A D Credit Risk-weighted Assets (RWA ) 724,300 705,894 RWA: Increase of R$23,183 million due to the higher exposure of credit risk- Operational Risk-weighted Assets (RWAOPAD) 81,341 81,341 weighted assets (RWA and the higher exposure of market risk-weighted CPAD) Market Risk-weighted Assets (RWAMI NT) 41,360 36,583 assets (RWA ). MINT Core Capital Ratio 13.6% 13.3% Tier I Ratio 14.9% 14.6% BIS ratio: Increase of 30 basis points driven by the result in the period, BIS (Referential Equity / Total Risk-weighted which was partially oﬀset by the increase in credit risk-weighted assets Exposure) 16.3%16.0% (RWA ) and market risk-weighted assets (RWA ). CPAD MINT Note: Includes ﬁnancial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and beneﬁts. 1,2 Liquidity Ratios Value at Risk - VaR These ratios are calculated based on the methodology deﬁned by the This is one of the main market risk indicators and a statistical Brazilian Central Bank, which is in line with Basel III international guidelines. metric that quantiﬁes the maximum potential economic loss expected in normal market conditions. Liquidity Coverage Ratio (LCR) (2) (2) In R$ millions, end of period 2Q19 1Q19 In R$ millions 2Q19 1Q19 VaR by Risk Factor 1 57,474 HQLA 170,649 Brazilian Interest Rates 813.7 856.8 Potential Cash Outflows 94,194 104,076 Currency 12.3 30.4 LCR (%) 167.2% 164.0% Shares of Stock Exchange 26.4 38.3 Commodities 1.7 1.3 Net Stable Funding Ratio (NSFR) Diversification Effect (524.2) (553.2) In R$ millions 2Q19 1Q19 Total VaR 329.9 373.6 Available Stable Funding 6 84,689 672,040 Maximum VaR in the quarter 413.9 471.9 Required Stable Funding 5 65,158 547,067 Average VaR in the quarter 350.2 397.1 NSFR (%) 121.1% 122.8% Minimum VaR in the quarter 297.8 360.7 (1) Values represented above consider a 1-day time horizon and a 99% conﬁdence level. For 2019, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%. (2) The VaR by risk factors includes foreign companies. Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor- relations, section Reports - Pillar 3 and Global Systemically Important Banks. 26 Itaú Unibanco Holding S.A. Management Discussion & Analysis Capital and Risk Capital, Liquidity and Market ratios Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. The Board of Directors established that the minimum level for the Company’s Tier I capital must be 13.5% in order to maintain proper capital levels in normal situations and to absorb shocks in stress scenarios. Tier I Capital Ratio On June 30, 2019, our Tier I Capital reached 14.9%, consisting of 13.6% Common Equity Tier I and 1.3% Additional Tier I. 14.9% 14.6% 0.8% -0.1% -0.4% 1.3% 1.3% 13.6% 13.3% Tier I 2Q19 net income and Prudential Adjustments RWA Tier I Mar-19 other equity changes Jun-19 Additional Tier I (AT1) Common Equity Tier I (CET I) Capital Ratios 2Q19 1Q19 In R$ millions, end of period Main changes in the quarter: Core Capital 115,498 109,156 Tier I (Core Capital + Additional Capital) 126,373 120,124 Referential Equity: Increase of 4.7% mainly driven by the net income of Referential Equity (Tier I and Tier II) 138,267 132,056 the period oﬀset by the provision for mandatory minimum dividends. Total Risk-weighted Exposure (RWA) 847,001 823,818 CP A D Credit Risk-weighted Assets (RWA ) 724,300 705,894 RWA: Increase of R$23,183 million due to the higher exposure of credit risk- Operational Risk-weighted Assets (RWAOPAD) 81,341 81,341 weighted assets (RWA and the higher exposure of market risk-weighted CPAD) Market Risk-weighted Assets (RWAMI NT) 41,360 36,583 assets (RWA ). MINT Core Capital Ratio 13.6% 13.3% Tier I Ratio 14.9% 14.6% BIS ratio: Increase of 30 basis points driven by the result in the period, BIS (Referential Equity / Total Risk-weighted which was partially oﬀset by the increase in credit risk-weighted assets Exposure) 16.3%16.0% (RWA ) and market risk-weighted assets (RWA ). CPAD MINT Note: Includes ﬁnancial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and beneﬁts. 1,2 Liquidity Ratios Value at Risk - VaR These ratios are calculated based on the methodology deﬁned by the This is one of the main market risk indicators and a statistical Brazilian Central Bank, which is in line with Basel III international guidelines. metric that quantiﬁes the maximum potential economic loss expected in normal market conditions. Liquidity Coverage Ratio (LCR) (2) (2) In R$ millions, end of period 2Q19 1Q19 In R$ millions 2Q19 1Q19 VaR by Risk Factor 1 57,474 HQLA 170,649 Brazilian Interest Rates 813.7 856.8 Potential Cash Outflows 94,194 104,076 Currency 12.3 30.4 LCR (%) 167.2% 164.0% Shares of Stock Exchange 26.4 38.3 Commodities 1.7 1.3 Net Stable Funding Ratio (NSFR) Diversification Effect (524.2) (553.2) In R$ millions 2Q19 1Q19 Total VaR 329.9 373.6 Available Stable Funding 6 84,689 672,040 Maximum VaR in the quarter 413.9 471.9 Required Stable Funding 5 65,158 547,067 Average VaR in the quarter 350.2 397.1 NSFR (%) 121.1% 122.8% Minimum VaR in the quarter 297.8 360.7 (1) Values represented above consider a 1-day time horizon and a 99% conﬁdence level. For 2019, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%. (2) The VaR by risk factors includes foreign companies. Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor- relations, section Reports - Pillar 3 and Global Systemically Important Banks. 26 Itaú Unibanco Holding S.A.

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Retail Banking

Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies.

Highlights

- The 8.2% increase in the financial margin with clients in the quarter was partially offset by higher non-interest expenses and the increase in the provision for loan losses.
- Compared to the second quarter of 2018, the increase in financial margin with clients in the quarter more than offset the increase in provision for loan losses and higher non-interest expenses.

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ
Operating Revenues	**19,477**	**18,569**	**4.9%**	**18,112**	**7.5%**
Managerial Financial Margin	11,529	10,653	8.2%	10,072	14.5%
Commissions and Fees	6,224	6,212	0.2%	6,236	-0.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,724	1,704	1.1%	1,803	-4.4%
Cost of Credit	**(3,940)**	**(3,664)**	**7.5%**	**(3,111)**	**26.6%**
Retained Claims	**(282)**	**(288)**	**-2.3%**	**(317)**	**-11.1%**
Other Operating Expenses	**(10,289)**	**(9,902)**	**3.9%**	**(10,025)**	**2.6%**
Income before Tax and Minority Interests	**4,966**	**4,715**	**5.3%**	**4,659**	**6.6%**
Income Tax and Social Contribution	**(1,708)**	**(1,586)**	**7.7%**	**(1,747)**	**-2.2%**
Minority Interests in Subsidiaries	**(60)**	**(54)**	**11.2%**	**(43)**	**40.0%**
Recurring Net Income	**3,198**	**3,074**	**4.0%**	**2,868**	**11.5%**
Recurring Return on Average Allocated Capital	33.0%	33.0%	0 bps	31.1%	190 bps
Efficiency Ratio (ER)	50.4%	51.0%	-50 bps	53.2%	-280 bps
Risk-Adjusted Efficiency Ratio (RAER)	72.4%	72.4%	0 bps	71.9%	40 bps

Loan Portfolio (R$ billion)



+15.2%
+3.2%
224.9
230.5
243.6
251.0
259.0
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Number of Clients in the Retail Banking (in millions)



48.5
49.2
49.9
50.6
51.1
Jun-18
Sep-18
Dec-18
Mar-19
May-19

Segment highlight

iti, a payment platform for Itaú clients and non-clients

- For those who pay: no monthly fees, withdrawals and transfers free of charge until the end of the year and benefits from a network of partners. For those who receive: 1% fee for credit or debit card transactions, no monthly fees, no need to use any machine and payments received at the time with zero prepayment cost.

Digital Transformation in the Retail Banking

Use of Digital Channels [1]
number of current account holders
(in millions)



9.1
10.3
11.9
1.0
1.1
1.2
Jun-17
Jun-18
Jun-19
Individuals
Companies

[1] Internet, mobile and SMS on Retail Bank.

Share of Transactions
through digital channels*

	1H17	1H19
Credit	17%	20%
Investments	37%	46%
Payments	66%	81%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment.

Share of Retail Operating Revenues



28%
72%
32%
68%
1H17
1H19
Efficiency Ratio
of branches in the 1H19
25% Digital
67% Brick-and - Mortar
Digital Branches
Brick-and-Mortar Branches

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Banking

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) the Itaú Asset Management, specialized asset manager, and iv) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- Net income in the Wholesale Banking segment grew by 3.2% from the last quarter due to higher revenues from fund management fees and advisory services.
- Compared to the second quarter of 2018, the decrease in the provision for loan losses and the higher revenues from fund management fees contributed to the 17.0% growth in recurring net income.

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ
Operating Revenues	**7,506**	**7,113**	**5.5%**	**7,454**	**0.7%**
Managerial Financial Margin	4,728	4,602	2.7%	4,821	-1.9%
Commissions and Fees	2,666	2,366	12.7%	2,470	7.9%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	113	145	-22.2%	163	-31.1%
Cost of Credit	**(105)**	**(139)**	**-24.7%**	**(490)**	**-78.6%**
Retained Claims	**(15)**	**(11)**	**41.8%**	**(18)**	**-14.9%**
Other Operating Expenses	**(3,799)**	**(3,653)**	**4.0%**	**(3,754)**	**1.2%**
Income before Tax and Minority Interests	**3,587**	**3,311**	**8.4%**	**3,192**	**12.4%**
Income Tax and Social Contribution	**(1,076)**	**(937)**	**14.8%**	**(996)**	**8.1%**
Minority Interests in Subsidiaries	**(202)**	**(135)**	**49.5%**	**(222)**	**-9.3%**
Recurring Net Income	**2,309**	**2,238**	**3.2%**	**1,973**	**17.0%**
Recurring Return on Average Allocated Capital	20.8%	19.7%	110 bps	15.6%	520 bps
Efficiency Ratio (ER)	48.3%	49.1%	-80 bps	48.0%	20 bps
Risk-Adjusted Efficiency Ratio (RAER)	49.7%	51.2%	-140 bps	55.0%	-520 bps

Loan Portfolio (R$ billions)



+0.1%
+0.4%
293.6
300.0
288.9
292.7
293.9
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Assets under management -ANBIMA ranking (R$ billions)



14.6%
14.6%
14.7%
14.4%
14.0%
632.4
652.5
680.6
686.5
707.6
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Assets under management (Itaú Unibanco e Intrag)
Market share

Activities with the Market + Corporation

Includes: (i) result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to each segment.

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ
Operating Revenues	**2,509**	**2,525**	**-0.6%**	**2,454**	**2.2%**
Managerial Financial Margin	2,194	2,413	-9.1%	2,402	-8.7%
Commissions and Fees	174	43	302.4%	20	786.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	141	68	106.3%	33	332.3%
Cost of Credit	**(0)**	**(0)**	**658.4%**	**1**	**-102.1%**
Other Operating Expenses	**(344)**	**(287)**	**19.8%**	**(155)**	**122.1%**
Income before Tax and Minority Interests	**2,165**	**2,238**	**-3.3%**	**2,300**	**-5.9%**
Income Tax and Social Contribution	**(623)**	**(665)**	**-6.3%**	**(753)**	**-17.2%**
Minority Interests in Subsidiaries	**(15)**	**(9)**	**62.8%**	**(8)**	**89.8%**
Recurring Net Income	**1,527**	**1,564**	**-2.3%**	**1,540**	**-0.8%**
Recurring Return on Average Allocated Capital	16.8%	18.4%	-160 bps	20.0%	-320 bps
Efficiency Ratio (ER)	7.1%	4.9%	210 bps	1.2%	590 bps
Risk-Adjusted Efficiency Ratio (RAER)	7.1%	4.9%	210 bps	1.1%	590 bps

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Activities Abroad

Itaú

Results by **Region** (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Brazil [1]

(In R$ millions, end of period)

	Quarterly Income Statement			Half-year Income Statement		
	2Q19	1Q19	Δ	1H19	1H18	Δ
Operating Revenues	**26,486**	**25,347**	**4.5%**	**51,833**	**50,014**	**3.6%**
Managerial Financial Margin	16,209	15,574	4.1%	31,783	30,328	4.8%
Financial Margin with Clients	15,128	14,656	3.2%	29,784	28,012	6.3%
Financial Margin with the Market	1,081	918	17.9%	1,999	2,316	-13.7%
Commissions and Fees	8,328	7,890	5.5%	16,217	15,865	2.2%
Revenues from Insurance [2]	1,949	1,883	3.5%	3,833	3,821	0.3%
Cost of Credit	**(3,571)**	**(3,352)**	**6.5%**	**(6,923)**	**(6,350)**	**9.0%**
Provision for Loan Losses	(3,839)	(3,717)	3.3%	(7,556)	(7,207)	4.8%
Impairment	(43)	(30)	43.4%	(72)	(188)	-61.6%
Discounts Granted	(382)	(280)	36.7%	(662)	(554)	19.5%
Recovery of Loans Written Off as Losses	693	675	2.7%	1,367	1,599	-14.5%
Retained Claims	**(286)**	**(289)**	**-1.2%**	**(575)**	**(580)**	**-0.9%**
Other Operating Expenses	**(12,657)**	**(12,128)**	**4.4%**	**(24,785)**	**(23,938)**	**3.5%**
Non-interest Expenses	(10,930)	(10,483)	4.3%	(21,413)	(20,605)	3.9%
Tax Expenses and Other [3]	(1,727)	(1,645)	5.0%	(3,372)	(3,333)	1.2%
Income before Tax and Minority Interests	**9,973**	**9,578**	**4.1%**	**19,550**	**19,146**	**2.1%**
Income Tax and Social Contribution	**(3,236)**	**(3,007)**	**7.6%**	**(6,243)**	**(6,754)**	**-7.6%**
Minority Interests in Subsidiaries	**(75)**	**(63)**	**18.5%**	**(138)**	**(104)**	**32.6%**
Recurring Net Income	**6,662**	**6,507**	**2.4%**	**13,170**	**12,287**	**7.2%**
Share	**94.7%**	**94.6%**	**10 bps**	**94.7%**	**96.0%**	**-130 bps**
Recurring Return on Average Allocated Capital	**24.6%**	**24.8%**	**-20 bps**	**24.8%**	**23.3%**	**150 bps**

Latin America (ex-Brazil)

(In R$ millions, end of period)

	Quarterly Income Statement			Half-year Income Statement		
	2Q19	1Q19	Δ	1H19	1H18	Δ
Operating Revenues	**3,006**	**2,861**	**5.1%**	**5,867**	**5,433**	**8.0%**
Managerial Financial Margin	2,242	2,094	7.0%	4,336	3,966	9.3%
Financial Margin with Clients	1,751	1,768	-1.0%	3,519	3,202	9.9%
Financial Margin with the Market	491	326	50.5%	817	764	7.0%
Commissions and Fees	736	732	0.5%	1,467	1,390	5.6%
Revenues from Insurance [2]	29	34	-16.8%	63	77	-17.8%
Cost of Credit	**(473)**	**(452)**	**4.8%**	**(925)**	**(1,038)**	**-10.9%**
Provision for Loan Losses	(568)	(489)	16.3%	(1,057)	(1,175)	-10.0%
Discounts Granted	(8)	(29)	-73.1%	(36)	(4)	799.4%
Recovery of Loans Written Off as Losses	102	66	55.6%	168	141	19.4%
Retained Claims	**(12)**	**(10)**	**12.5%**	**(22)**	**(35)**	**-37.4%**
Other Operating Expenses	**(1,775)**	**(1,713)**	**3.6%**	**(3,489)**	**(3,378)**	**3.3%**
Non-interest Expenses	(1,739)	(1,667)	4.4%	(3,406)	(3,332)	2.2%
Tax Expenses and Other [3]	(36)	(47)	-22.4%	(83)	(46)	81.9%
Income before Tax and Minority Interests	**746**	**685**	**8.8%**	**1,431**	**982**	**45.7%**
Income Tax and Social Contribution	**(172)**	**(181)**	**-4.8%**	**(353)**	**(203)**	**73.9%**
Minority Interests in Subsidiaries	**(202)**	**(135)**	**49.5%**	**(337)**	**(265)**	**27.1%**
Recurring Net Income	**372**	**369**	**0.6%**	**741**	**514**	**44.2%**
Share	**5.3%**	**5.4%**	**-10 bps**	**5.3%**	**4.0%**	**130 bps**
Recurring Return on Average Allocated Capital	**13.1%**	**12.6%**	**60 bps**	**12.7%**	**9.3%**	**340 bps**

(1) Includes units abroad ex-Latin America.
(2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.
Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.

29

Management Discussion & Analysis | Activities Abroad

Global Footprint

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

Our business abroad focuses on activities: (1) Corporate & Investment Banking (2) Asset Management (3) Private Banking (4) Retail


France 1
England 1,2
Spain 1
Portugal 1
Germany 1
Luxembourg 1
Switzerland 3
Japan 1,2
Dubai 1,2
Hong Kong
USA 1,2,3
Mexico 1,2
Bahamas 1,3
Cayman 1,2,3
Panama 1,4
Colombia 1,4
Peru 1
Paraguay 1,3,4
Brazil 1,2,3,4
Chile 1,2,3,4
Uruguay 1,4
Argentina 1,2,4

Countries	Uruguay	Chile	Argentina	Paraguay	Colombia [1]	Latin America [2]	Other Countries	Total
Employees	1,112	5,663	1,680	854	3,429	12,738	547	98,446
Branches & CSBs	26	194	85	44	159	508	-	4,722
ATMs	60	464	176	298	169	1,167	-	47,505

(1) Includes employees in Panamá; (2) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay).

Focus on **Latin America**

We want to be recognized as the **Bank of Latin America**. Over the past years, we have consolidated our presence in Argentina, Chile, Paraguay and Uruguay, and intensified our internationalization process in Latin America.

The recent merger between Banco Itaú Chile and CorpBanca ensured a greater presence in countries such as Colombia and Panama and further expanded our operations in the region.

Not only to gain access to new markets and scale up our business, but also to think of our customers, to be closer to them and to provide better experiences.

Key strategic drivers for 2019

Growth

- Expand our presence and customer base.
- Focus on retail banking operations.

Customer centricity

- Segmentation model with well-defined value proposition identity.
- Product development and "service culture" focused on customer satisfaction and long-term relationships.

Digital transformation

- Culture of innovation and transformation.
- Efficiency and better user experience.

Efficiency

- Continuously increase the efficiency of our operations.
- Detail the cost allocation model for the product level.
- Continuous focus and discipline in identifying cost reduction opportunities across the institution.

Generation of capital

- Efficient management of capital allocation through the appropriate cost of capital.
- Metrics and value creation tools as the driver throughout the organization.

Itaú CorpBanca

Itaú CorpBanca is a universal bank with headquarters in Chile and operations in Colombia and Panama.

Access Itaú Corpbanca's Investor Relations website .



Itaú Unibanco Holding S.A. 30

Management Discussion & Analysis Activities Abroad Latin America Latin America is our priority in international expansion due to the geographical and cultural proximity of its countries with Brazil. In the second quarter of 2019, Latam's consolidated recurring net income reached R$372 million, an increase of 0.6% in relation to the previous quarter. We present the results of the Latin American countries in constant currency, thus eliminating the eﬀect of exchange rate variation and hedge adjustments, and in the managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax beneﬁt of interest on own capital. Banco Banco Banco Banco Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay In R$ millions (in constant currency) 2Q19 1Q19D 2Q19 1Q19D 2Q19 1Q19D 2Q19 1Q19D Operating Revenues 1,684 1,557 8% 395 416 -5% 243 240 1% 424 414 2% Managerial Financial Margin 1,324 1,194 11% 311 343 -9% 165 166 -1% 231 222 4% Financial Margin with Clients 1 ,076 1,106 -3% 275 288 -4% 145 128 14% 202 192 5% Financial Margin with the Market 249 88 183% 36 5 6 -35% 19 38 -49% 28 3 0 -5% Commissions and Fees 359 364 -1% 83 73 15% 79 75 5% 193 192 0% Cost of Credit (285) (271) 5% (38) (124) -70% (19) (30) -36% (32) (23) 40% Provision for Loan Losses 16% -66% -19% 44% (368) (319) (38) (111) (26) (32) (34) (24) Discounts Granted -52% - 0% (7) (15) 0 (13) - - - - - Recovery of Loans Written Off as Losses 90 62 45% 1 0 73% 7 1 348% 2 1 222% Other Operating Expenses (1,073) (1,024) 5% (231) (204) 13% (120) (114) 5% (264) (260) 1% 5% 15% 5% 2% Non-Interest Expenses (1,069) (1,020) (209) (181) (120) (114) (263) (259) -11% -4% - Tax Expenses for ISS, PIS, Cofins and Other Taxes (3) (4) (22) (23) (0) (1) (0) (1) - Income before Tax and Minority Interests 326 262 24% 126 8 7 45% 104 96 9% 128 131 -3% Income Tax and Social Contribution (45) (52) -12% (41) (24) 71% (36) (32) 13% (44) (45) -2% Minority Interests in Subsidiaries ¹ (197) (132) 49% - - - - - - - - - Recurring Net Income 84 78 7% 85 63 35% 68 64 6% 84 8 6 -3% Return on Average Equity - Annualized 5.3% 5.0% 40 bps 23.3% 17.2% 610 bps 27.0% 23.6% 340 bps 24.4% 26.4% -200 bps Efficiency Ratio 63.7% 65.7% -200 bps 56.0% 46.1% 990 bps 49.2% 47.4% 180 bps 62.1% 62.7% -50 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Banco Itaú Corpbanca Banco Itaú Argentina · Higher margin with the market from greater gains in asset · Lower margin with the market due to lower gains in asset and liability management. and liability management. · Higher cost of credit due to the increase in the provision · Lower margin with customers due to the one-oﬀ result in for ﬁnancial guarantees in the Corporate segment. This commercial operations in the ﬁrst quarter of 2019, which increase was partially oﬀset by the higher recovery of loans was partially oﬀset by the higher margin with demand written oﬀ as losses in Chile. deposits. · Lower cost of credit due to the impact of customer downgrade in the Corporate segment that occurred in the ﬁrst quarter of 2019. Banco Itaú Paraguay Banco Itaú Uruguay · Lower cost of credit due to customer downgrade in the · Higher margin with clients, due to the higher volume of Middle Market segment occurred in the ﬁrst quarter of 2019. deposits and higher funding spread. · Higher cost of credit due to downgrade of customers in the Small, Medium and Corporate segments. Itaú Unibanco Holding S.A. 31 Management Discussion & Analysis Activities Abroad Latin America Latin America is our priority in international expansion due to the geographical and cultural proximity of its countries with Brazil. In the second quarter of 2019, Latam's consolidated recurring net income reached R$372 million, an increase of 0.6% in relation to the previous quarter. We present the results of the Latin American countries in constant currency, thus eliminating the eﬀect of exchange rate variation and hedge adjustments, and in the managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax beneﬁt of interest on own capital. Banco Banco Banco Banco Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay In R$ millions (in constant currency) 2Q19 1Q19D 2Q19 1Q19D 2Q19 1Q19D 2Q19 1Q19D Operating Revenues 1,684 1,557 8% 395 416 -5% 243 240 1% 424 414 2% Managerial Financial Margin 1,324 1,194 11% 311 343 -9% 165 166 -1% 231 222 4% Financial Margin with Clients 1 ,076 1,106 -3% 275 288 -4% 145 128 14% 202 192 5% Financial Margin with the Market 249 88 183% 36 5 6 -35% 19 38 -49% 28 3 0 -5% Commissions and Fees 359 364 -1% 83 73 15% 79 75 5% 193 192 0% Cost of Credit (285) (271) 5% (38) (124) -70% (19) (30) -36% (32) (23) 40% Provision for Loan Losses 16% -66% -19% 44% (368) (319) (38) (111) (26) (32) (34) (24) Discounts Granted -52% - 0% (7) (15) 0 (13) - - - - - Recovery of Loans Written Off as Losses 90 62 45% 1 0 73% 7 1 348% 2 1 222% Other Operating Expenses (1,073) (1,024) 5% (231) (204) 13% (120) (114) 5% (264) (260) 1% 5% 15% 5% 2% Non-Interest Expenses (1,069) (1,020) (209) (181) (120) (114) (263) (259) -11% -4% - Tax Expenses for ISS, PIS, Cofins and Other Taxes (3) (4) (22) (23) (0) (1) (0) (1) - Income before Tax and Minority Interests 326 262 24% 126 8 7 45% 104 96 9% 128 131 -3% Income Tax and Social Contribution (45) (52) -12% (41) (24) 71% (36) (32) 13% (44) (45) -2% Minority Interests in Subsidiaries ¹ (197) (132) 49% - - - - - - - - - Recurring Net Income 84 78 7% 85 63 35% 68 64 6% 84 8 6 -3% Return on Average Equity - Annualized 5.3% 5.0% 40 bps 23.3% 17.2% 610 bps 27.0% 23.6% 340 bps 24.4% 26.4% -200 bps Efficiency Ratio 63.7% 65.7% -200 bps 56.0% 46.1% 990 bps 49.2% 47.4% 180 bps 62.1% 62.7% -50 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Banco Itaú Corpbanca Banco Itaú Argentina · Higher margin with the market from greater gains in asset · Lower margin with the market due to lower gains in asset and liability management. and liability management. · Higher cost of credit due to the increase in the provision · Lower margin with customers due to the one-oﬀ result in for ﬁnancial guarantees in the Corporate segment. This commercial operations in the ﬁrst quarter of 2019, which increase was partially oﬀset by the higher recovery of loans was partially oﬀset by the higher margin with demand written oﬀ as losses in Chile. deposits. · Lower cost of credit due to the impact of customer downgrade in the Corporate segment that occurred in the ﬁrst quarter of 2019. Banco Itaú Paraguay Banco Itaú Uruguay · Lower cost of credit due to customer downgrade in the · Higher margin with clients, due to the higher volume of Middle Market segment occurred in the ﬁrst quarter of 2019. deposits and higher funding spread. · Higher cost of credit due to downgrade of customers in the Small, Medium and Corporate segments. Itaú Unibanco Holding S.A. 31

Additional Information Management Discussion & Analysis and Complete Financial Statements Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Itaú Unibanco Shares

Itaú Unibanco Shares

Our capital stock is comprised of common shares (**ITUB3**) and non-voting shares (**ITUB4**), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded as depositary receipts - **ADRs** - on the NYSE (New York Stock Exchange).

Market Capitalization

R$354 billion | **US$92** billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)


Sell
Buy

Buy 09 Hold 06 Sell 00

Source: Thomson Reuters

Corporate Structure Chart and Free Float Participation


Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
36.73% ON
81.42% PN
66.06% Total
63.27% ON
18.58% PN
33.94% Total
50.00% ON
33.47% Total
Non Voting Shares
Free Float
Brazilian Investors in B3
34%
Foreigners in NYSE
28%
4.8 bn
(number of shares)
38%
Foreigners in B3
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
Free Float*
39.21% ON
0.004% PN
19.95% Total
51.71% ON
26.32% Total
7.82% ON
99.59% PN
52.88% Total
Itaú Unibanco Holding S.A.

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Strengths of our structure

- Family controlling ownership ensuring a long-term view
- Professional management team
- Broad shareholder base (52.88% of our shares in free float)
- Strong corporate governance

Performance in the Capital Market

Price and Volume	(R$) ITUB4 (PN Shares)	(R$) ITUB3 (ON Shares)	(US$) ITUB (ADR)
Closing Price at 06/28/2019	**36.26**	**31.13**	**9.42**
Maximum price in the quarter	36.59	31.26	9.53
Average price in the quarter	33.82	29.28	8.65
Minimum price in the quarter	31.11	27.19	7.59
Closing Price at 03/29/2019	**34.43**	**29.85**	**8.81**
Closing price at 06/29/2018	**26.89**	**23.93**	**6.92**
Change in the 2Q19	**5.3%**	**4.3%**	**6.9%**
Change in the last 12 months	**34.8%**	**30.1%**	**36.1%**
Average Daily Trading Volume in 2Q19 - million	**647.7**	**8.5**	**157.0**
Average daily trading financial volume in 12 months - million	**677.2**	**10.4**	**173.5**

Shareholder Base and Indicators	06/30/19	03/31/19	06/30/18
Number of Shares - million	**9,804**	**9,804**	**9,804**
Common Shares (ON) - million	4,958	4,958	4,958
Non-Voting Shares (PN) - million	4,846	4,846	4,846
Treasury Shares - million	**60.9**	**61.3**	**90.9**
Number of Outstanding Shares - million	**9,743**	**9,743**	**9,713**
Recurring Net Income per Share in the Quarter (R$)	**0.72**	**0.71**	**0.66**
Net Income per Share in the Quarter (R$)	**0.70**	**0.69**	**0.64**
Book Value per Share (R$)	**12.91**	**12.30**	**12.54**
Price/Earnings (P/E) [1]	**13.57**	**13.17**	**10.72**
Price/Book Value (P/B) [2]	**2.81**	**2.80**	**2.15**

[1] Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; [2] Closing price of non-voting shares at end of the period/Book value per share at end of the period.

Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis | Disclosure Criteria

Itaú

Disclosure Criteria

Below we present the main reclassifications between the accounting and management results in the quarter.

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q19	1Q19	2Q18	1H19	1H18
Net Income	**6,815**	**6,710**	**6,244**	**13,525**	**12,524**
(-) Non-Recurring Events	**(219)**	**(167)**	**(138)**	**(386)**	**(277)**
Goodwill Amortization	(151)	(167)	(150)	(318)	(296)
└ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate					
Liability Adequacy Test	(68)	-	29	(68)	29
└ Adjustment of technical provisions as a result of the liability adequacy test					
Impairment	-	-	(10)	-	(101)
└ Adjustment to reflect the realization value of certain assets mainly related to technology					
Contingencies Provision	-	-	-	-	97
└ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's					
Tax Contingencies and Legal Liabilities	-	-	(7)	-	(5)
└ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes					
Recurring Net Income	**7,034**	**6,877**	**6,382**	**13,911**	**12,801**

Main foreign exchange variations of the Brazilian real

U.S. dollar
R$ 3.8322


- 0.6%
- 1.7%
3.8558
3.8967
3.8322
2Q18
1Q19
2Q19

Argentinian peso
R$ 0.09036


- 32.1%
+ 0.6%
0.13300
0.08983
0.09036
2Q18
1Q19
2Q19

Colombian peso
R$ 0.001195


- 9.5%
- 2.4%
0.00132
0.00122
0.00119
2Q18
1Q19
2Q19

Chilean peso
R$ 0.005648


- 4.5%
- 1.4%
0.00591
0.00573
0.00565
2Q18
1Q19
2Q19

Uruguayan peso
R$ 0.1087


- 11.4%
- 6.0%
0.1227
0.1156
0.1087
2Q18
1Q19
2Q19

Paraguayan Guarani
R$ 0.000620


- 8.5%
- 1.9%
0.00068
0.00063
0.00062
2Q18
1Q19
2Q19

Itaú Unibanco Holding S.A. 34

Management Discussion & Analysis | Disclosure Criteria

Itaú

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Return on Average Equity – Annualized
Obtained by dividing Recurring Net Income by Average Stockholders' Equity. The resulting quotient is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends proposed after the balance sheet closing dates, which have not yet been approved in annual stockholders' or Board meetings.

Recurring Return on Average Assets – Annualized
Obtained by dividing Recurring Net Income by Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations more than 90 days overdue.

Efficiency Ratio
Obtained by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, Cofins and Other Taxes).

Risk-Adjusted Efficiency Ratio:
Includes the Cost of Credit in Non-Interest Expenses.

Recurring Net Income per Share
Calculated based on the weighted average number of outstanding shares for the period and includes stock splits when they take place.

Dividends and Interest on Own Capital net of Taxes
Corresponds to the distribution of part of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price of the non-voting share on the last trading day in the period.

Tier I Capital - BIS III
Includes the impact of having brought forward the schedule of deductions, and does not include the additional portion of dividends and interest on capital, in addition to the impact of investments in XP Investimentos.

Cost of Credit
Composed of Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes credit and private securities portfolio net of loans more than 60 days overdue, while the balances do not include the effect of the average exchange rate variation in the periods.

Asset spreads
Spreads variation on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. The quotient of this division is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of non-performing loans over 90 days by total loan portfolio. Loans more than 90 days overdue include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became overdue for more than 90 days in the quarter.

NPL Creation Coverage
Obtained by dividing the provision for loans losses by NPL Creation in the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average Loan Portfolio of the last two quarters.

Itaú Unibanco Holding S.A. 35

Management Discussion & Analysis Disclosure Criteria Glossary Results from Insurance, Pension Results by Business Plan and Premium Bonds Segment Underwriting Margin Retail Banking The sum of earned premiums, retained Consists of banking products and services to claims and selling expenses. both current account and non-current account holders. Products and services Combined Ratio oﬀered include: personal loans, credit cards, The sum of retained claims, selling payroll loans, vehicle ﬁnancing, mortgage expenses, administrative expenses, other loans, insurance, pension plan and premium operating income and expenses, tax bonds products, and acquiring services, expenses for ISS, PIS and Coﬁns and other among others. taxes divided by earned premiums. Wholesale Banking Consists of the activities of Itaú BBA, the unit responsible for commercial operations with Credit Portfolio large companies and for investment Loan-to-Value banking services, the activities of our units Ratio of the amount of the ﬁnancing to the abroad, and the products and services value of the real estate property. oﬀered to high-net worth clients (Private Banking) and to middle market companies and institutional clients. Funding Activities with the Market + Corporation Loan Portfolio over Gross Funding The Activities with the Market + Corporation Obtained by dividing Loans by Gross column presents the result from the capital Funding (Funding from Clients, Funds from surplus, excess subordinated debt and the Acceptance and Issuance of Securities net balance of tax assets and liabilities. It Abroad, Borrowings and Others) at the end also shows ﬁnancial margin with the market, of the period. costs of Treasury operations, the equity pickup from companies not linked to each Currency segment and our interest in Porto Seguro. Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity at the last date of the period by the Capital, Liquidity and number of outstanding shares. Market Indicators Value at Risk (VaR) A statistical metric that quantiﬁes the maximum potential economic loss expected in normal market conditions. Itaú Unibanco Holding S.A. 36 Management Discussion & Analysis Disclosure Criteria Glossary Results from Insurance, Pension Results by Business Plan and Premium Bonds Segment Underwriting Margin Retail Banking The sum of earned premiums, retained Consists of banking products and services to claims and selling expenses. both current account and non-current account holders. Products and services Combined Ratio oﬀered include: personal loans, credit cards, The sum of retained claims, selling payroll loans, vehicle ﬁnancing, mortgage expenses, administrative expenses, other loans, insurance, pension plan and premium operating income and expenses, tax bonds products, and acquiring services, expenses for ISS, PIS and Coﬁns and other among others. taxes divided by earned premiums. Wholesale Banking Consists of the activities of Itaú BBA, the unit responsible for commercial operations with Credit Portfolio large companies and for investment Loan-to-Value banking services, the activities of our units Ratio of the amount of the ﬁnancing to the abroad, and the products and services value of the real estate property. oﬀered to high-net worth clients (Private Banking) and to middle market companies and institutional clients. Funding Activities with the Market + Corporation Loan Portfolio over Gross Funding The Activities with the Market + Corporation Obtained by dividing Loans by Gross column presents the result from the capital Funding (Funding from Clients, Funds from surplus, excess subordinated debt and the Acceptance and Issuance of Securities net balance of tax assets and liabilities. It Abroad, Borrowings and Others) at the end also shows ﬁnancial margin with the market, of the period. costs of Treasury operations, the equity pickup from companies not linked to each Currency segment and our interest in Porto Seguro. Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity at the last date of the period by the Capital, Liquidity and number of outstanding shares. Market Indicators Value at Risk (VaR) A statistical metric that quantiﬁes the maximum potential economic loss expected in normal market conditions. Itaú Unibanco Holding S.A. 36

Itaú Unibanco Holding S.A. 37 Itaú Unibanco Holding S.A. 37

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Complete Financial Statements June 30, 2019 Management Discussion & Analysis and Complete Financial Statements Complete Financial Statements June 30, 2019 Management Discussion & Analysis and Complete Financial Statements

Management Report
1H19

in billions of Reais

Recurring **Net Income**

ROE[1] (Global)



12.3
12.8
13.9
21.8%
22.0%
23.6%
1H17
1H18
1H19

Payment of Dividends[2]



60.8%
R$ 5.3
R$ 8.5
1H18
1H19

Total **Assets**

We ended June 2019 with R$ 1.7 trillion and at the end of June 2018, we had R$ 1.5 trillion in total assets.



1,448
1,543
1,678
Jun/30/17
Jun/30/18
Jun/30/19

Nonperforming **Loans Ratio %**

(90 days overdue)



3.2%
2.8%
2.9%
Jun/30/17
Jun/30/18
Jun/30/19

Credit **Portfolio**[3]

(R$ million)



Jun/30/17
56.4
25.9
44.8
14.1
38.3
210.4
59.8
137.7
587.3
Jun/30/18
66.1
28.3
45.4
14.7
40.5
197.1
65.6
165.5
623.3
Jun/30/19
79.3
32.8
49.1
17.2
44.0
193.6
78.1
165.7
659.7
Credit cards
Personal Loans
Payroll Loans
Vehicles
Mortgage
Large Companies[4]
Micro, Small and Medium Companies
Latin America

(1) Recurring return on Average Equity - Annualized.
(2) Dividend paid, accrued or identified at the stockholders' equity.
(3) Includes financial guarantees provided and corporate securities.
(4) Includes corporate securities.

Dear Reader,

The previous Management Report drew attention to the importance of customer centricity as as a guiding thread to all of our strategic fronts[1]. We mentioned the adoption of principals and rituals to achieve our objective of changing leagues: to be among the world's best companies in customer satisfaction.

We have embarked on a series of initiatives aimed at improving our customers' experience and, consequently, their degree of satisfaction and loyalty (NPS[2]). These initiatives adhere to the rituals (Listen to the Customers, Engage the Team, and Transform Experiences) we have established in our working environment.

During the second quarter of 2019, we continued to develop our practices of listening to and strengthening the bonds with our customers. We believe change moves outwards, which is why the goal of our initiatives is to enhance not only our customer's satisfaction, but also that of our employees and the way we work.

customer
CENTRICITY AS
THE GUIDING THREAD
changing leagues

changing leagues

Customer at center

Through our communities, we have created an integrated working model of our employees. Using this new structure as the starting point, we have begun dedicating more time and resources exclusively to enhance our customers' satisfaction (NPS).

We have structured the Customer Executive Forum consisting of periodic management meetings whose focus is on integrating the initiatives of the "customer centricity" strategic front with all our management areas. The forum's objectives are:



1 To analyze customer satisfaction
2 To monitor the customer centricity initiatives
3 To analyze what we do and how we can improve
4 To take decisions regarding customer centricity and our strategic fronts



We have implemented the "Can I help you?" program, in which our officers experience the day-to-day work in the branches and become involved in all functions involving customer relations. The purpose of this experiment is to get to know the point of view of both the customer and the employee, making it possible to identify opportunities for improving customer service and for renovating the manner in which we create products and services.

For example, our president and CEO organized lines, handed out numbered tickets and personally attended to customers of a branch in Diadema, São Paulo.

[1] Our six strategic fronts are People Management, Customer Centrality, Digital Transformation, Sustainable Profitability, Risk Management and Internationalization.

[2] Net Promoter Score: measures the degree of customer satisfaction and loyalty.

41

Thinking about the experience of our customers who visit our physical branches, we created the Branch Transformation model. Based on actively listening to our customers and employees: > We have invested in improving the architecture of our branches to create more open and inviting surroundings; > We have embraced digital transformation by improving technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service. We have launched a new customer service model at the digital branches for customers of Itaú Empresas, who can count on dedicated managers to support them, build the relationship and search for solutions in response to their objectives, thereby actively participating in the growth of each business. The innovations and transparency brought about by the digital economy now mean that people and businesses relate to money in a different way, while searching for greater freedom of choice. In this context, in May 2019 we launched the iti (Itaú, technology and innovation) pilot project, a platform that has reinvented the pay-and-receive experience. The ii platform waives the need for card machines and physical cards to make payments in commercial establishments or between people using QR Code®. This technology enables cash to be added, free issuance of giro transfers and registration of credit cards of any institution to make payments and transfers. As it is 100% digital and not linked to in-branch service, iti enables a significant reduction in the transaction fees charged to storeowners. Given the increasing number of customers operating digitally, we have expanded our investments in technological enhancements to afford our customers the convenience they seek. We have made it easier to transfer funds abroad. At present, international transfers through Itaú Unibanco are now 100% digital, 24 hours a day, 7 days a week to practically all countries, and takes just a few minutes. We have also made it possible to purchase US Dollars and Euros on the Itaú app, free of charge, 24 hours a day. The exchange rate is guaranteed at the time of purchase, with immediate payment via debit to a current account. The customer also receives notification on their app, or by SMS, reminding them of the deadline for picking up the currency at the branch. We have simplified our vehicle financing process by converting the iCarros site (our vehicle classified ads portal) into a credit analysis tool, with fewer fields to be filled out by customers on sites, and requiring just three items of information: taxpayer identity (CPF), e-mail and mobile telephone number. Such strategy resulted in a significant jump in the monthly number of customers filling out proposals. To make our customers’ shopping experience even more complete, the Mercado Livre website, Visa and Itaú have launched a cost-free international credit card that uses contactless technology and returns 10% of the value of purchases made at 970 official Mercado Livre stores. The card can be used at any Internet or physical store, and enjoys the benefits of Itaucard. Purchases with the card on Mercado Livre can also be paid in 15 interest-free instalments, in addition to obtaining Mercado Pontos (loyalty program) benefits. Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por Hand in hand with technology, we continued to implement initiatives in people management. meio do boletim de voto à distância ou por um procurador. Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. 42Thinking about the experience of our customers who visit our physical branches, we created the Branch Transformation model. Based on actively listening to our customers and employees: > We have invested in improving the architecture of our branches to create more open and inviting surroundings; > We have embraced digital transformation by improving technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service. We have launched a new customer service model at the digital branches for customers of Itaú Empresas, who can count on dedicated managers to support them, build the relationship and search for solutions in response to their objectives, thereby actively participating in the growth of each business. The innovations and transparency brought about by the digital economy now mean that people and businesses relate to money in a different way, while searching for greater freedom of choice. In this context, in May 2019 we launched the iti (Itaú, technology and innovation) pilot project, a platform that has reinvented the pay-and-receive experience. The ii platform waives the need for card machines and physical cards to make payments in commercial establishments or between people using QR Code®. This technology enables cash to be added, free issuance of giro transfers and registration of credit cards of any institution to make payments and transfers. As it is 100% digital and not linked to in-branch service, iti enables a significant reduction in the transaction fees charged to storeowners. Given the increasing number of customers operating digitally, we have expanded our investments in technological enhancements to afford our customers the convenience they seek. We have made it easier to transfer funds abroad. At present, international transfers through Itaú Unibanco are now 100% digital, 24 hours a day, 7 days a week to practically all countries, and takes just a few minutes. We have also made it possible to purchase US Dollars and Euros on the Itaú app, free of charge, 24 hours a day. The exchange rate is guaranteed at the time of purchase, with immediate payment via debit to a current account. The customer also receives notification on their app, or by SMS, reminding them of the deadline for picking up the currency at the branch. We have simplified our vehicle financing process by converting the iCarros site (our vehicle classified ads portal) into a credit analysis tool, with fewer fields to be filled out by customers on sites, and requiring just three items of information: taxpayer identity (CPF), e-mail and mobile telephone number. Such strategy resulted in a significant jump in the monthly number of customers filling out proposals. To make our customers’ shopping experience even more complete, the Mercado Livre website, Visa and Itaú have launched a cost-free international credit card that uses contactless technology and returns 10% of the value of purchases made at 970 official Mercado Livre stores. The card can be used at any Internet or physical store, and enjoys the benefits of Itaucard. Purchases with the card on Mercado Livre can also be paid in 15 interest-free instalments, in addition to obtaining Mercado Pontos (loyalty program) benefits. Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por Hand in hand with technology, we continued to implement initiatives in people management. meio do boletim de voto à distância ou por um procurador. Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. 42

During our Diversity Week, we launched a campaign stressing that differences are not obstacles; rather they are characteristics that differentiate people who, together, are responsible for fostering a better performance by the bank and greater respect in society. Our discussions about inclusion cover various aspects such as race, gender, age, sexual orientation, disabilities and religion.

From June 25 to 27, we held lectures about how the culture of inclusion creates innovation, the scenario and the rights of LGBT+ people, how to deal with discrimination and prejudice in the workplace, diversity and inclusion in society, and sharing stories of our employees.

This set of initiatives comprises an agenda for a long-term strategy that has contributed to the sustainability of our results. In the first half of 2019, our net income was R$ 13.9 billion, representing an increase of 8.7% over the same period of 2018, and an annualized recurring return of 23.6% over Shareholders' Equity.

We give below the main indicators comprising this result:

In R$ billions	1H19	1H18	Variation
Result Information			
Banking Product [1]	57.7	55.4	4.1%
Managerial Financial Margin	36.1	34.3	5.3%
Financial Margin with Clients	33.3	31.2	6.7%
Financial Market with the Market	2.8	3.1	-8.6%
Cost of Credit	(7.8)	(7.4)	6.2%
Non-Interest Expenses	(24.8)	(23.9)	3.7%
Recurring Net Income	13.9	12.8	8.7%
Book Net Income	13.7	12.5	8.0%
Recurring Return on annualized Average Equity [2]	23.6%	22.0%	160 bps
	June 30, 2019	**June 30, 2018**	**Variation**
Balance Sheet Information			
Total Assets	1,678	1,543	8.8%
Credit Portfolio [3]	659.7	623.3	5.9%
NPL Ratio (90 days) – Total	2.9%	2.8%	10 bps
Tier 1 Capital Ratio	14.9%	14.2% [4]	70 bps

	1H19	1H18	Variation
Information per share[5]			
Weighted Average Number of Outstanding Shares	9,735,865,905	9,720,158,090	0.2%
Net Income per Share – R$	1.39	1.29	7.8%
Book Value per Share (Outstanding on 06/30)	12.91	12.54	3.0%

(1) Banking Product is the sum of the Managerial Financial Margin, Revenues from Services and Revenues from Insurance, Pension Plans and Savings Bonds, before Claims and Sales Expenses. (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The bases for calculating the returns were adjusted for the proposed amount of dividends after closure of the balance sheet still pending approval by the general meeting of shareholders or at board meetings. (3) Portfolio of Loans, Financial Guarantees Provided and Private Securities. (4) For the period of June 2018 it is considered the immediate and full application of the Basel III rules and the pro forma impact of the investment in XP (-80bps) (5) The figures for the first semester were adjusted by the 50% stock split.

43

Recurring net income was R$ 13.9 billion in the first half of 2019, growth of 8.7% over the first half of 2018, with a return on shareholders' equity of 23.6%. The main highlight was the 4.1% growth in our banking product compared to the same period of the previous year. Financial margin with clients increased by 6.7% due to the growth of credit portfolios of individuals and very small, small and middle-market companies. These effects were partially offset by lower commissions and fees and higher cost of credit.

Our credit portfolio, including financial guarantees provided and private securities, stood at R$ 659.7 billion at the end of June 2019, an increase of 5.9% over the same period of 2018. Worthy of note was our individual loan portfolio, which rose by 14.0% and the very small, small and middle-market companies portfolio, with growth of 19.0%.

Capital management is an essential component of our management model, because through it we strive to optimize how we invest our shareholders' funds and ensure the solidness of the bank.

These objectives are reflected in our capital ratio and dividend distribution policies that stipulate a minimum Tier 1 ratio of 13.5%. Thus, distributions of earnings are conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market as well as fiscal and regulatory changes that could affect capital requirements.

In the first half of 2019 our Tier 1 capital ratio was 14.9%.

On July, 29, our Board of Directors approved the payment of additional dividends in the amount of R$ 7.7 billion and 0.7869 per share. The payment will be on August 23, 2019 and will be considered the shareholders position as of August 15, 2019.

The dividend paid, accrued or identified at the Stockholders' equity on the first half of 2019 grew 60.8% in comparison to the first half of 2018.

For further information on Dividends visit our Investor Relations website: itau.com.br/investor-relations > Announcements to the Market > Material Facts.

With a view to governance and transparency with the market, we hold the cycle of APIMEC[1] meetings at which we invite together investors to discuss, primarily, our results strategies and the macroeconomic context.

2019
apimec
CYCLE

In the first half of the year, the investors' interest in the capital market increased, reflected in:
> A 13.5% increase in the number of participants at the APIMEC meetings[2], to 1.3 thousand people.
> A 43% increase in the number of shareholders, to 215.3 thousand.

We wish to invite our investors to participate at our next APIMEC Meetings:

City	Date
Rio de Janeiro	August 12
São Paulo	September 3
Fortaleza	September 12
Porto Alegre	September 18

The APIMEC Meeting in São Paulo will be broadcast live on the Investor Relations web site, with simultaneous interpretation to English.

For further information regarding the APIMEC meetings, visit our Investor Relations website: itau.com.br/investor-relations > Presentations and Events > APIMEC Meetings.

[1] Association of Capital Market Investment Analysts and Professionals.
[2] Florianópolis, Curitiba, Londrina, Campinas, Santos, Salvador, Recife, Goiânia, Uberlândia, Ribeirão Preto, Belo Horizonte and Brasília.

44

The Renewal of the Share Repurchase Program - took effect from May 31, 2019, authorizing the acquisition of up to 15 million common shares (ITUB3) and up to 75 million preferred shares (ITUB4) issued by us, with no reduction in the capital stock, to be held in treasury, cancellation or reallocation in the market. In percentage terms, the figures equate to 0.3% and 1.6% of the total shares in free float in the market, respectively. Itaú Corretora de Valores S.A. will intermediate the purchases, which can be made until November 30, 2020. Our commitment to transparency and accountability is directly related to the attention we allocate to our shareholders and investors. We pay special attention to communicating with these stakeholders by continually investing in enhancing our contact channels and in the quality of the services that we provide. We were the first Investor Relations web site in Brazil to have a dedicated podcast for the investing public, Investcast, which can be accessed on our landing page (itau.com.br/relacoes-com-investidores), as well as on Spotify, iTunes and Deezer. In May, we rolled out a new platform for comments and analyses of the main economic issues in Brazil, Itaú Views – Macro & Research, a weekly podcast dedicated to analyzing the macroeconomic scenario in Brazil, sectoral evaluations and the stock market. We took first place in five out of the eight categories in the “Institutional Investor – 2019 Latin America” award: Best CEO, Best Investor Relations Program, Best ESG, Best Investors’ Meeting and Best Website. During the first half of 2019, we published our principal regulatory documents, including Form 20F of the Securities and Exchange Commission (April 30, 2019) and the Reference Form of the Brazilian Securities Commission (May 31, 2019). To view these documents, go to itau.com.br/relacoes-com-investidores > Reports. Average Daily Trading Volume of Shares (R$ million) Our stock continues to trade with a high level of liquidity, with an increase of 62% in the average daily trading volume since 2017, with growth on the local market (B3) having attained 69% in the same period. Currently, 53% of the average daily volume is traded on B3 and 47% on the NYSE. +62% 1,418 1,253 874 748 653 442 670 600 432 2017 2018 1H19 B3 (ON+PN) NYSE (ADR) 45The Renewal of the Share Repurchase Program - took effect from May 31, 2019, authorizing the acquisition of up to 15 million common shares (ITUB3) and up to 75 million preferred shares (ITUB4) issued by us, with no reduction in the capital stock, to be held in treasury, cancellation or reallocation in the market. In percentage terms, the figures equate to 0.3% and 1.6% of the total shares in free float in the market, respectively. Itaú Corretora de Valores S.A. will intermediate the purchases, which can be made until November 30, 2020. Our commitment to transparency and accountability is directly related to the attention we allocate to our shareholders and investors. We pay special attention to communicating with these stakeholders by continually investing in enhancing our contact channels and in the quality of the services that we provide. We were the first Investor Relations web site in Brazil to have a dedicated podcast for the investing public, Investcast, which can be accessed on our landing page (itau.com.br/relacoes-com-investidores), as well as on Spotify, iTunes and Deezer. In May, we rolled out a new platform for comments and analyses of the main economic issues in Brazil, Itaú Views – Macro & Research, a weekly podcast dedicated to analyzing the macroeconomic scenario in Brazil, sectoral evaluations and the stock market. We took first place in five out of the eight categories in the “Institutional Investor – 2019 Latin America” award: Best CEO, Best Investor Relations Program, Best ESG, Best Investors’ Meeting and Best Website. During the first half of 2019, we published our principal regulatory documents, including Form 20F of the Securities and Exchange Commission (April 30, 2019) and the Reference Form of the Brazilian Securities Commission (May 31, 2019). To view these documents, go to itau.com.br/relacoes-com-investidores > Reports. Average Daily Trading Volume of Shares (R$ million) Our stock continues to trade with a high level of liquidity, with an increase of 62% in the average daily trading volume since 2017, with growth on the local market (B3) having attained 69% in the same period. Currently, 53% of the average daily volume is traded on B3 and 47% on the NYSE. +62% 1,418 1,253 874 748 653 442 670 600 432 2017 2018 1H19 B3 (ON+PN) NYSE (ADR) 45

Evolution of R$ 100 invested on the date preceding the announcement of the merger (10/31/2008) until 06/30/2019 The graph below shows the evolution of investments from the day preceding the announcement of the merger (October 31, 2008), until June 30, 2019, comparing the price of our preferred stock (ITUB4) with and without the reinvestment of dividends, with the performance of the Ibovespa Index and the CDI rate. 600 376 278 271 100 oct-08 jun-09 feb-10 oct-10 jun-11 feb-12 oct-12 jun-13 feb-14 oct-14 jun-15 feb-16 oct-16 jun-17 feb-18 oct-18 jun-19 ITUB(4) adjusted for dividends ITUB4 not adjusted for dividends CDI rate Ibovespa For example, a shareholder who purchased R$100 in shares at the end of October 2008, reinvesting the dividends on those shares, would have R$600 at the end of June 2019, which represents more than twice the return of the CDI rate accrued in the same period (R$278). On the other hand, had the shareholder not reinvested the dividends, their investment would have reached R$376. Acknowledgements We wish to reiterate our gratitude to our employees for their commitment and dedication that have enabled us to leverage our results; and to our customers and shareholders for their interest and trust they have placed in us. (Approved at the Meeting of the Board of Directors on July 26, 2019). 46Evolution of R$ 100 invested on the date preceding the announcement of the merger (10/31/2008) until 06/30/2019 The graph below shows the evolution of investments from the day preceding the announcement of the merger (October 31, 2008), until June 30, 2019, comparing the price of our preferred stock (ITUB4) with and without the reinvestment of dividends, with the performance of the Ibovespa Index and the CDI rate. 600 376 278 271 100 oct-08 jun-09 feb-10 oct-10 jun-11 feb-12 oct-12 jun-13 feb-14 oct-14 jun-15 feb-16 oct-16 jun-17 feb-18 oct-18 jun-19 ITUB(4) adjusted for dividends ITUB4 not adjusted for dividends CDI rate Ibovespa For example, a shareholder who purchased R$100 in shares at the end of October 2008, reinvesting the dividends on those shares, would have R$600 at the end of June 2019, which represents more than twice the return of the CDI rate accrued in the same period (R$278). On the other hand, had the shareholder not reinvested the dividends, their investment would have reached R$376. Acknowledgements We wish to reiterate our gratitude to our employees for their commitment and dedication that have enabled us to leverage our results; and to our customers and shareholders for their interest and trust they have placed in us. (Approved at the Meeting of the Board of Directors on July 26, 2019). 46

Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to June 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3 - issuance of the report of the of income tax calculation and settlement; - January 3 and April 11 - issuance of the report of the review of income tax calculation and settlement; - January 18 and April 26 - review of compliance with the regulations applicable to transfer pricing; - January 31 - review of the Tax Accounting Books; - March 8 and April 23 - acquisition of technical materials and training; - April 26 – diagnosis and analysis of the impact of the new regulations. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold until maturity the securities classified in the category “Held to Maturity”, amounting to de R$ 38.6 billion, accounting for 8.2% of total securities and derivative financial instruments in June 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The full accounting statements are available on the Investor Relations site at (www.itau.com.br/investor-relations > Results Center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2019, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information presented herein is available on the Investor Relations site (IR) of Itaú Unibanco, at: www.itau.com.br/investor-relations > Results Center. 47Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to June 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3 - issuance of the report of the of income tax calculation and settlement; - January 3 and April 11 - issuance of the report of the review of income tax calculation and settlement; - January 18 and April 26 - review of compliance with the regulations applicable to transfer pricing; - January 31 - review of the Tax Accounting Books; - March 8 and April 23 - acquisition of technical materials and training; - April 26 – diagnosis and analysis of the impact of the new regulations. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold until maturity the securities classified in the category “Held to Maturity”, amounting to de R$ 38.6 billion, accounting for 8.2% of total securities and derivative financial instruments in June 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The full accounting statements are available on the Investor Relations site at (www.itau.com.br/investor-relations > Results Center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2019, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information presented herein is available on the Investor Relations site (IR) of Itaú Unibanco, at: www.itau.com.br/investor-relations > Results Center. 47

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director Generals

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

(*) Group Executive Finance Director and Head of Investor Relations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 48

ITAÚ UNIBANCO S.A.

Director Generals
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Eduardo Monico
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Christian George Egan
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Luiz Eduardo Loureiro Veloso
Marcelo Kopel
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Carvalho Whyte Gailey
André Henrique Caldeira Daré
Andrea Carpes Blanco
Andréa Matteucci Pinotti
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Rodrigo Formigari
Cesar Ming Pereira da Silva
Cesar Padovan
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte

Officers (continued)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Estefan Ventura
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilhermo Luiz Bressane Gomes [1]
Gustavo Trovisco Lopes
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Lívia Martines Chanes
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Marcio Luis Domingues da Silva
Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Pedro Barros Barreto Fernandes
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

[1] *Elected at the ESM of 05/28/2019, awaiting approval from BACEN.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 49

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 06/30/2019 06/30/2018 Current assets 1 ,217,770,221 1 ,092,054,413 Cash 0 3 3,241,590 2 5,401,913 Interbank investments 3b and 4 2 82,787,440 2 76,207,374 Money market 0 2 52,115,664 2 49,976,996 Money market – Assets Guaranteeing Technical Provisions 8b 2 ,260,559 3 ,471,309 Interbank deposits 0 2 8,411,217 2 2,759,069 Securities and derivative financial instruments 3c, 3d and 5 3 30,050,794 3 20,190,798 Own portfolio 0 8 0,014,911 7 9,331,127 Subject to repurchase commitments 0 2 4,579,272 2 9,742,056 Pledged in guarantee 0 6 ,593,434 6 ,408,235 Securities under resale agreements with free movement 0 3 ,235,410 5 00,925 Deposited with the Central Bank of Brazil 0 3 ,055,866 7 ,453,239 Derivative financial instruments 0 1 2,057,305 1 6,408,910 Assets guaranteeing technical provisions 8b 2 00,514,596 1 80,346,306 Interbank accounts 0 134,370,483 1 19,546,512 Pending settlement 0 4 2,141,483 3 4,354,460 Central Bank of Brazil deposits 0 9 1,851,433 8 4,799,879 National Housing System (SFH) 0 2 ,278 5 ,984 Correspondents 0 4 2,744 2 4,255 Interbank onlending 0 3 32,545 3 61,934 Interbranch accounts 0 3 39,268 2 69,659 Loan, lease and other credit operations 6 292,931,897 2 54,611,505 Operations with credit granting characteristics 3e 3 09,984,909 2 70,540,664 (Allowance for loan losses) 3f (17,053,012) (15,929,159) Other receivables 10a 141,578,945 9 3,615,822 Other assets 3g 2,469,804 2,210,830 Assets held for sale 0 1 ,444,683 1 ,334,116 (Valuation allowance) 0 (689,428) (602,402) Unearned reinsurance premiums 6 ,047 8 ,410 Prepaid expenses 3g and 10c 1 ,708,502 1 ,470,706 Long term receivables 0 4 26,295,697 4 22,630,457 Interbank investments 3b and 4 1 ,993,124 1 ,257,351 Money market 0 3 17,995 2 87,706 Interbank deposits 0 1 ,675,129 9 69,645 Securities and derivative financial instruments 3c, 3d and 5 1 43,556,748 1 29,271,168 Own portfolio 0 7 6,655,645 4 5,862,109 Subject to repurchase commitments 0 2 0,613,830 2 4,018,759 Pledged in guarantee 0 1 ,719,840 7 ,881,665 Securities under resale agreements with free movement 0 1 4,762,773 3 0,975,783 Deposited with the Central Bank of Brazil 5 70,477 7 55,160 Derivative financial instruments 0 1 9,011,148 1 1,323,327 Assets guaranteeing technical provisions 8b 1 0,223,035 8 ,454,365 Interbank accounts 0 3 1,530 4 6,515 Pending settlement 2 7,143 4 2,348 National Housing System (SFH) 4 ,387 4 ,167 Loan, lease and other credit operations 6 2 28,024,801 2 29,589,891 Operations with credit granting characteristics 3e 2 42,923,791 2 47,969,060 (Allowance for loan losses) 3f (14,898,990) (18,379,169) Other receivables 10a 5 2,338,816 6 1,955,724 Other assets - Prepaid Expenses 3g and 10c 3 50,678 5 09,808 Permanent assets 0 3 4,312,253 2 7,999,220 Investments 3h 1 3,192,309 5 ,373,124 Investments in associates and jointly controlled entities 0 1 2,908,532 5 ,057,337 Other investments 0 4 92,527 5 24,635 (Allowance for losses) 0 (208,750) (208,848) Real estate in use 3i and 12b l 6 ,347,572 6 ,280,373 Real estate in use 0 4 ,160,510 4 ,329,796 Other fixed assets 0 1 4,158,393 1 3,619,430 (Accumulated depreciation) 0 (11,971,331) (11,668,853) Goodwill and Intangible assets 3j, 3k and 12b ll 1 4,772,372 1 6,345,723 Goodwill 0 1 ,158,997 1 ,369,556 Intangible assets 0 2 4,623,659 2 3,558,810 (Accumulated amortization) 0 (11,010,284) (8,582,643) Total assets 1 ,678,378,171 1 ,542,684,090 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 50 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 06/30/2019 06/30/2018 Current assets 1 ,217,770,221 1 ,092,054,413 Cash 0 3 3,241,590 2 5,401,913 Interbank investments 3b and 4 2 82,787,440 2 76,207,374 Money market 0 2 52,115,664 2 49,976,996 Money market – Assets Guaranteeing Technical Provisions 8b 2 ,260,559 3 ,471,309 Interbank deposits 0 2 8,411,217 2 2,759,069 Securities and derivative financial instruments 3c, 3d and 5 3 30,050,794 3 20,190,798 Own portfolio 0 8 0,014,911 7 9,331,127 Subject to repurchase commitments 0 2 4,579,272 2 9,742,056 Pledged in guarantee 0 6 ,593,434 6 ,408,235 Securities under resale agreements with free movement 0 3 ,235,410 5 00,925 Deposited with the Central Bank of Brazil 0 3 ,055,866 7 ,453,239 Derivative financial instruments 0 1 2,057,305 1 6,408,910 Assets guaranteeing technical provisions 8b 2 00,514,596 1 80,346,306 Interbank accounts 0 134,370,483 1 19,546,512 Pending settlement 0 4 2,141,483 3 4,354,460 Central Bank of Brazil deposits 0 9 1,851,433 8 4,799,879 National Housing System (SFH) 0 2 ,278 5 ,984 Correspondents 0 4 2,744 2 4,255 Interbank onlending 0 3 32,545 3 61,934 Interbranch accounts 0 3 39,268 2 69,659 Loan, lease and other credit operations 6 292,931,897 2 54,611,505 Operations with credit granting characteristics 3e 3 09,984,909 2 70,540,664 (Allowance for loan losses) 3f (17,053,012) (15,929,159) Other receivables 10a 141,578,945 9 3,615,822 Other assets 3g 2,469,804 2,210,830 Assets held for sale 0 1 ,444,683 1 ,334,116 (Valuation allowance) 0 (689,428) (602,402) Unearned reinsurance premiums 6 ,047 8 ,410 Prepaid expenses 3g and 10c 1 ,708,502 1 ,470,706 Long term receivables 0 4 26,295,697 4 22,630,457 Interbank investments 3b and 4 1 ,993,124 1 ,257,351 Money market 0 3 17,995 2 87,706 Interbank deposits 0 1 ,675,129 9 69,645 Securities and derivative financial instruments 3c, 3d and 5 1 43,556,748 1 29,271,168 Own portfolio 0 7 6,655,645 4 5,862,109 Subject to repurchase commitments 0 2 0,613,830 2 4,018,759 Pledged in guarantee 0 1 ,719,840 7 ,881,665 Securities under resale agreements with free movement 0 1 4,762,773 3 0,975,783 Deposited with the Central Bank of Brazil 5 70,477 7 55,160 Derivative financial instruments 0 1 9,011,148 1 1,323,327 Assets guaranteeing technical provisions 8b 1 0,223,035 8 ,454,365 Interbank accounts 0 3 1,530 4 6,515 Pending settlement 2 7,143 4 2,348 National Housing System (SFH) 4 ,387 4 ,167 Loan, lease and other credit operations 6 2 28,024,801 2 29,589,891 Operations with credit granting characteristics 3e 2 42,923,791 2 47,969,060 (Allowance for loan losses) 3f (14,898,990) (18,379,169) Other receivables 10a 5 2,338,816 6 1,955,724 Other assets - Prepaid Expenses 3g and 10c 3 50,678 5 09,808 Permanent assets 0 3 4,312,253 2 7,999,220 Investments 3h 1 3,192,309 5 ,373,124 Investments in associates and jointly controlled entities 0 1 2,908,532 5 ,057,337 Other investments 0 4 92,527 5 24,635 (Allowance for losses) 0 (208,750) (208,848) Real estate in use 3i and 12b l 6 ,347,572 6 ,280,373 Real estate in use 0 4 ,160,510 4 ,329,796 Other fixed assets 0 1 4,158,393 1 3,619,430 (Accumulated depreciation) 0 (11,971,331) (11,668,853) Goodwill and Intangible assets 3j, 3k and 12b ll 1 4,772,372 1 6,345,723 Goodwill 0 1 ,158,997 1 ,369,556 Intangible assets 0 2 4,623,659 2 3,558,810 (Accumulated amortization) 0 (11,010,284) (8,582,643) Total assets 1 ,678,378,171 1 ,542,684,090 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 50

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 06/30/2019 06/30/2018 Current liabilities 9 52,524,622 8 05,374,848 Deposits 3b and 7b 3 15,825,995 2 83,825,616 Demand deposits - 7 3,352,489 7 0,645,868 Savings deposits - 1 37,568,103 1 27,341,701 Interbank deposits - 1 ,586,210 2 ,790,566 Time deposits - 1 03,316,095 8 3,044,833 Other deposits - 3 ,098 2 ,648 Deposits received under securities repurchase agreements 3b and 7c 2 65,962,898 2 41,472,806 Own portfolio - 5 0,974,875 7 4,556,877 Third-party portfolio - 2 05,004,708 1 55,282,912 Free portfolio - 9 ,983,315 1 1,633,017 Funds from acceptances and issuance of securities 3b and 7d 5 9,824,969 4 4,385,379 Real estate, mortgage, credit and similar notes - 4 2,997,605 3 4,513,491 Foreign borrowing through securities - 1 6,312,191 6 ,436,483 Structured operations certificates 5 15,173 3 ,435,405 Interbank accounts - 4 8,254,532 3 7,469,550 Pending settlement - 4 6,211,603 3 5,803,171 Correspondents - 2 ,042,929 1 ,666,379 Interbranch accounts - 6 ,988,343 5 ,401,054 Third-party funds in transit - 6,979,330 5 ,376,457 Internal transfer of funds - 9 ,013 2 4,597 Borrowing and onlending 3b and 7e 5 6,531,636 3 9,738,844 Borrowing - 5 0,691,416 3 3,012,084 Onlending - 5,840,220 6 ,726,760 Derivative financial instruments 3d and 5f 1 2,354,575 1 7,948,408 Technical provision for insurance, pension plan and capitalization 3m and 8a 6,905,471 3 ,292,827 Other liabilities - 1 79,876,203 1 31,840,364 Subordinated debt 7f 3,952,351 5 ,072,214 Sundry 10d 1 75,923,852 1 26,768,150 Long term liabilities - 5 84,995,554 5 99,633,186 Deposits 3b and 7b 1 47,433,094 1 42,769,809 Interbank deposits - 228,225 5 2,454 Time deposits - 1 47,204,869 1 42,717,355 Deposits received under securities repurchase agreements 3b and 7c 5 0,580,233 7 4,081,096 Own portfolio - 4 ,371,163 1 2,728,076 Free portfolio - 4 6,209,070 6 1,353,020 Funds from acceptances and issuance of securities 3b and 7d 6 5,511,217 7 0,623,052 Real estate, mortgage, credit and similar notes - 3 4,433,585 3 2,633,622 Foreign borrowing through securities - 3 0,200,415 3 7,031,786 Structured Operations Certificates 8 77,217 9 57,644 Borrowing and onlending 3b and 7e 1 6,256,583 2 2,133,636 Borrowing - 7,482,284 8 ,639,624 Onlending - 8,774,299 1 3,494,012 Derivative financial instruments 3d and 5f 2 3,300,621 1 3,706,211 Technical provision for insurance, pension plan and capitalization 3m and 8a 2 04,999,966 1 88,471,714 Other liabilities - 7 6,913,840 8 7,847,668 Subordinated debt 7f 3 7,246,901 4 1,189,311 Debt instruments eligible as capital 7f 1 0,768,636 7 ,663,805 Sundry 10d 2 8,898,303 3 8,994,552 Deferred income 3q 2 ,605,560 2 ,678,023 Capital - 9 7,148,000 9 7,148,000 Capital reserves - 1 ,713,439 1 ,586,364 Revenue reserves - 3 0,176,023 2 8,892,966 Asset valuation adjustment 3c, 3d and 13e (1,975,455) (3,891,887) (Treasury shares) - (1,324,969) (1,977,732) Total stockholders' equity of controlling shareholders 13 1 25,737,038 1 21,757,711 Non-controlling interests 13f 1 2,515,397 1 3,240,322 Total stockholders' equity 1 38,252,435 1 34,998,033 Total liabilities and stockholders' equity 1 ,678,378,171 1 ,542,684,090 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 51 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 06/30/2019 06/30/2018 Current liabilities 9 52,524,622 8 05,374,848 Deposits 3b and 7b 3 15,825,995 2 83,825,616 Demand deposits - 7 3,352,489 7 0,645,868 Savings deposits - 1 37,568,103 1 27,341,701 Interbank deposits - 1 ,586,210 2 ,790,566 Time deposits - 1 03,316,095 8 3,044,833 Other deposits - 3 ,098 2 ,648 Deposits received under securities repurchase agreements 3b and 7c 2 65,962,898 2 41,472,806 Own portfolio - 5 0,974,875 7 4,556,877 Third-party portfolio - 2 05,004,708 1 55,282,912 Free portfolio - 9 ,983,315 1 1,633,017 Funds from acceptances and issuance of securities 3b and 7d 5 9,824,969 4 4,385,379 Real estate, mortgage, credit and similar notes - 4 2,997,605 3 4,513,491 Foreign borrowing through securities - 1 6,312,191 6 ,436,483 Structured operations certificates 5 15,173 3 ,435,405 Interbank accounts - 4 8,254,532 3 7,469,550 Pending settlement - 4 6,211,603 3 5,803,171 Correspondents - 2 ,042,929 1 ,666,379 Interbranch accounts - 6 ,988,343 5 ,401,054 Third-party funds in transit - 6,979,330 5 ,376,457 Internal transfer of funds - 9 ,013 2 4,597 Borrowing and onlending 3b and 7e 5 6,531,636 3 9,738,844 Borrowing - 5 0,691,416 3 3,012,084 Onlending - 5,840,220 6 ,726,760 Derivative financial instruments 3d and 5f 1 2,354,575 1 7,948,408 Technical provision for insurance, pension plan and capitalization 3m and 8a 6,905,471 3 ,292,827 Other liabilities - 1 79,876,203 1 31,840,364 Subordinated debt 7f 3,952,351 5 ,072,214 Sundry 10d 1 75,923,852 1 26,768,150 Long term liabilities - 5 84,995,554 5 99,633,186 Deposits 3b and 7b 1 47,433,094 1 42,769,809 Interbank deposits - 228,225 5 2,454 Time deposits - 1 47,204,869 1 42,717,355 Deposits received under securities repurchase agreements 3b and 7c 5 0,580,233 7 4,081,096 Own portfolio - 4 ,371,163 1 2,728,076 Free portfolio - 4 6,209,070 6 1,353,020 Funds from acceptances and issuance of securities 3b and 7d 6 5,511,217 7 0,623,052 Real estate, mortgage, credit and similar notes - 3 4,433,585 3 2,633,622 Foreign borrowing through securities - 3 0,200,415 3 7,031,786 Structured Operations Certificates 8 77,217 9 57,644 Borrowing and onlending 3b and 7e 1 6,256,583 2 2,133,636 Borrowing - 7,482,284 8 ,639,624 Onlending - 8,774,299 1 3,494,012 Derivative financial instruments 3d and 5f 2 3,300,621 1 3,706,211 Technical provision for insurance, pension plan and capitalization 3m and 8a 2 04,999,966 1 88,471,714 Other liabilities - 7 6,913,840 8 7,847,668 Subordinated debt 7f 3 7,246,901 4 1,189,311 Debt instruments eligible as capital 7f 1 0,768,636 7 ,663,805 Sundry 10d 2 8,898,303 3 8,994,552 Deferred income 3q 2 ,605,560 2 ,678,023 Capital - 9 7,148,000 9 7,148,000 Capital reserves - 1 ,713,439 1 ,586,364 Revenue reserves - 3 0,176,023 2 8,892,966 Asset valuation adjustment 3c, 3d and 13e (1,975,455) (3,891,887) (Treasury shares) - (1,324,969) (1,977,732) Total stockholders' equity of controlling shareholders 13 1 25,737,038 1 21,757,711 Non-controlling interests 13f 1 2,515,397 1 3,240,322 Total stockholders' equity 1 38,252,435 1 34,998,033 Total liabilities and stockholders' equity 1 ,678,378,171 1 ,542,684,090 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 51

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income related to financial operations 73,847,848 70,065,244 Loan, lease and other credit operations - 39,307,294 3 7,372,466 Securities and derivative financial instruments - 2 1,038,798 2 4,092,995 Financial income related to insurance, pension plan and capitalization operations 8c 9,454,251 4 ,357,779 Foreign exchange operations - 1 ,575,847 1,711,284 Compulsory deposits - 2 ,471,658 2 ,530,720 Expenses related to financial operations - (39,067,036) (44,055,926) Money market - (2 6,867,021) (3 2,950,970) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (9 ,108,987) (4 ,074,058) Borrowing and onlending 7e (3 ,091,028) (7 ,030,898) Income related to financial operations before loan and losses - 34,780,812 26,009,318 Result of allowance for loan losses 6 (6,879,630) (5,842,830) Expenses for allowance for loan losses - (8,415,726) (7 ,545,575) Income related to recovery of credits written off as loss - 1 ,536,096 1,702,745 Gross income related to financial operations - 27,901,182 20,166,488 Other operating revenues (expenses) - (7,576,035) (7,235,784) Banking service fees 10e 12,801,577 12,601,341 Income related to bank charges 10f 6 ,499,431 6,239,084 Result from insurance, pension plan and capitalization operations 8c 1 ,740,463 1 ,872,137 Personnel expenses 10g (11,993,062) (11,331,252) Other administrative expenses 10h (9 ,841,026) (9 ,561,475) Tax expenses 3p and 11a II (3 ,783,043) (2 ,976,027) Equity in earnings of affiliates, jointly controlled entities and other investments 6 08,960 2 79,812 Other operating revenues 7 06,115 453,748 Other operating expenses 10i (4,315,450) (4,813,152) Operating income - 20,325,147 12,930,704 Non-operating income (5 18) 19,879 Income before taxes on income and profit sharing - 20,324,629 12,950,583 Income tax and social contribution 3p and 11a I (6,369,891) (173,800) Due on operations for the period - (4 ,649,924) (4 ,304,805) Related to temporary differences - (1 ,719,967) 4 ,131,005 Profit sharing – Management Members - Statutory - (172,827) (104,253) Non-controlling interests 13f (257,298) (1 48,122) Net income 13,524,613 12,524,408 Weighted average of the number of outstanding shares 13a 9,735,865,905 9,720,158,090 Net income per share – R$ 1.39 1 .29 Book value per share - R$ (outstanding at 06/30) 1 2.91 12.54 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 52 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income related to financial operations 73,847,848 70,065,244 Loan, lease and other credit operations - 39,307,294 3 7,372,466 Securities and derivative financial instruments - 2 1,038,798 2 4,092,995 Financial income related to insurance, pension plan and capitalization operations 8c 9,454,251 4 ,357,779 Foreign exchange operations - 1 ,575,847 1,711,284 Compulsory deposits - 2 ,471,658 2 ,530,720 Expenses related to financial operations - (39,067,036) (44,055,926) Money market - (2 6,867,021) (3 2,950,970) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (9 ,108,987) (4 ,074,058) Borrowing and onlending 7e (3 ,091,028) (7 ,030,898) Income related to financial operations before loan and losses - 34,780,812 26,009,318 Result of allowance for loan losses 6 (6,879,630) (5,842,830) Expenses for allowance for loan losses - (8,415,726) (7 ,545,575) Income related to recovery of credits written off as loss - 1 ,536,096 1,702,745 Gross income related to financial operations - 27,901,182 20,166,488 Other operating revenues (expenses) - (7,576,035) (7,235,784) Banking service fees 10e 12,801,577 12,601,341 Income related to bank charges 10f 6 ,499,431 6,239,084 Result from insurance, pension plan and capitalization operations 8c 1 ,740,463 1 ,872,137 Personnel expenses 10g (11,993,062) (11,331,252) Other administrative expenses 10h (9 ,841,026) (9 ,561,475) Tax expenses 3p and 11a II (3 ,783,043) (2 ,976,027) Equity in earnings of affiliates, jointly controlled entities and other investments 6 08,960 2 79,812 Other operating revenues 7 06,115 453,748 Other operating expenses 10i (4,315,450) (4,813,152) Operating income - 20,325,147 12,930,704 Non-operating income (5 18) 19,879 Income before taxes on income and profit sharing - 20,324,629 12,950,583 Income tax and social contribution 3p and 11a I (6,369,891) (173,800) Due on operations for the period - (4 ,649,924) (4 ,304,805) Related to temporary differences - (1 ,719,967) 4 ,131,005 Profit sharing – Management Members - Statutory - (172,827) (104,253) Non-controlling interests 13f (257,298) (1 48,122) Net income 13,524,613 12,524,408 Weighted average of the number of outstanding shares 13a 9,735,865,905 9,720,158,090 Net income per share – R$ 1.39 1 .29 Book value per share - R$ (outstanding at 06/30) 1 2.91 12.54 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 52

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	01/01 to 06/30/2019	01/01 to 06/30/2018
Adjusted net income		**30,964,614**	**22,517,022**
Net income		13,524,613	12,524,408
Adjustments to net income:		17,440,001	9,992,614
Share-based payment		(404,103)	(385,948)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		1,139,255	321,438
Effects of changes in exchange rates on cash and cash equivalents		1,207,598	(2,283,954)
Allowance for loan losses	6c	8,415,726	7,545,575
Interest and foreign exchange expenses related to operations with subordinated debt		1,146,790	7,335,550
Change in technical provisions for pension plan and capitalization	8c	6,749,703	4,074,058
Depreciation and amortization		2,221,752	2,056,924
Interest expenses related to provision for contingent and legal liabilities	9b	584,750	505,540
Provision for contingent and legal liabilities	9b	846,057	1,084,122
Interest income related to escrow deposits	9b	(101,208)	(82,839)
Deferred taxes (excluding hedge tax effects)		1,576,367	3,342,573
Equity in earnings of affiliates, jointly controlled entities and other investments		(608,960)	(279,812)
Income from foreign exchange income related to available-for-sale securities		(3,861,117)	(9,377,621)
Income from foreign exchange income related to held-to-maturity securities		(1,114,543)	(3,155,722)
Income from sale of available-for-sale financial assets		(638,793)	(319,774)
Income from sale of investments, assets held for sale and fixed assets		47,292	67,998
Non-controlling interests	13f	257,298	148,122
Other		(23,863)	(603,616)
Change in assets and liabilities		**(50,151,861)**	**(15,498,475)**
(Increase) decrease in assets		**(44,596,527)**	**(26,393,789)**
Interbank investments		(17,706,175)	(12,099,444)
Securities and derivative financial instruments (assets / liabilities)		4,206,036	262,398
Compulsory deposits with the Central Bank of Brazil		2,296,809	14,037,062
Interbank and interbranch accounts (assets / liabilities)		4,117,981	2,637,081
Loan, lease and other credit operations		(30,198,315)	(33,730,535)
Other receivables and other assets		(7,312,863)	2,499,649
(Decrease) increase in liabilities		**(5,555,334)**	**10,895,314**
Deposits		(165,288)	23,657,518
Deposits received under securities repurchase agreements		(26,693,331)	(8,356,104)
Funds for issuance of securities		13,770,264	7,427,407
Borrowing and onlending		4,841,027	(1,568,560)
Technical provision for insurance, pension plan and capitalization		1,699,339	3,917,521
Other liabilities		3,884,810	(11,836,421)
Deferred income		(19,426)	244,553
Payment of income tax and social contribution		(2,872,729)	(2,590,600)
Net cash provided by (used in) operating activities		**(19,187,247)**	**7,018,547**
Dividends / Interest on capital received from associates and jointly controlled entities		461,427	373,427
Funds received from sale of available-for-sale securities		10,870,340	8,290,170
Funds received from redemption of held-to-maturity securities		3,222,449	11,666,626
(Purchase)/Disposal of Assets held for sale		156,046	64,385
Disposal of investments		81,172	94,636
Sale of fixed assets		62,635	47,417
Termination of intangible asset agreements		55,071	1,458
(Purchase) of available-for-sale securities		(18,769,073)	(7,958,592)
(Purchase) of held-to-maturity securities		(73,280)	(533,446)
(Purchase) of investments		(9,873)	(15,974)
(Purchase) of fixed assets	12b I	(770,602)	(516,772)
(Purchase) of intangible assets	12b II	(1,198,786)	(642,572)
Net cash provided by (used in) investment activities		**(5,912,474)**	**10,870,763**
Increase in subordinated debt		3,050,000	2,891,850
Decrease in subordinated debt		(1,541,626)	(8,997,945)
Change in non-controlling interests		117,225	1,174,193
Granting of stock options		689,207	979,623
Purchase of treasury shares	13a	-	(510,308)
Dividends and interest on capital paid to non-controlling interests		(226,188)	(95,727)
Dividends and interest on capital paid		(17,370,555)	(14,851,252)
Net cash provided by (used in) financing activities		**(15,281,937)**	**(19,409,566)**
Net increase (decrease) in cash and cash equivalents		**(40,381,657)**	**(1,520,256)**
Cash and cash equivalents at the beginning of the period		100,901,960	71,235,353
Effects of changes in exchange rates on cash and cash equivalents		(1,207,598)	2,283,954
Cash and cash equivalents at the end of the period	3a	59,312,705	71,999,051
Cash		33,241,590	25,401,913
Interbank deposits		7,260,438	3,207,000
Securities purchased under agreements to resell - Funded position		18,810,677	43,390,138

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 53

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income 8 8,715,286 85,408,603 Financial operations 73,847,848 70,065,244 Banking services 10e and f 19,301,008 18,840,425 Result from insurance, pension plan and capitalization operations 1 ,740,463 1,872,137 Result from loan losses 6 (6 ,879,630) (5,842,830) Other 7 05,597 473,627 Expenses (4 3,382,486) (48,869,078) Financial operations (39,067,036) (44,055,926) Other (4,315,450) (4 ,813,152) Inputs purchased from third parties (7 ,737,459) (7,492,439) Materials, energy and others 10h (1 69,411) (155,929) Third-party services 10h (2 ,245,012) (2,115,733) Other (5,323,036) (5,220,777) Data processing and telecommunications 10h (2,151,860) (2 ,063,418) Advertising, promotions and publication 10h (6 19,549) (653,483) Installations (9 25,142) (8 20,166) Transportation 10h (1 80,768) (167,430) Security 10h (3 81,848) (380,232) Travel expenses 10h (1 19,711) (1 07,217) Other (9 44,158) (1 ,028,831) Gross added value 37,595,341 2 9,047,086 Depreciation and amortization 10h (1 ,382,598) (1 ,276,260) Net added value produced by the company 36,212,743 2 7,770,826 Added value received through transfer - Equity income 6 08,960 2 79,812 Total added value to be distributed 3 6,821,703 2 8,050,638 Distribution of added value 3 6,821,703 2 8,050,638 Personnel 1 0,883,275 29.6% 10,138,868 36.1% Compensation 8 ,363,701 22.7% 7,739,410 27.6% Benefits 2 ,029,437 5.5% 1,934,365 6.9% FGTS – government severance pay fund 4 90,137 1.3% 465,093 1.7% Taxes, fees and contributions 1 1,435,548 31.1% 4,446,464 15.9% Federal 1 0,717,595 29.1% 3,728,468 13.3% State 17 0.0% 269 0.0% Municipal 7 17,936 1.9% 717,727 2.6% Return on third parties’ assets - Rent 7 20,969 2.0% 792,776 2.8% Return on own assets 1 3,781,911 37.4% 12,672,530 45.2% Dividends and interest on capital 8 ,542,791 23.6% 5,434,711 19.4% Retained earnings / (loss) attributable to controlling shareholders 4,981,822 13.2% 7,089,697 25.3% Retained earnings / (loss) attributable to non-controlling shareholders 2 57,298 0.7% 148,122 0.5% The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 54 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income 8 8,715,286 85,408,603 Financial operations 73,847,848 70,065,244 Banking services 10e and f 19,301,008 18,840,425 Result from insurance, pension plan and capitalization operations 1 ,740,463 1,872,137 Result from loan losses 6 (6 ,879,630) (5,842,830) Other 7 05,597 473,627 Expenses (4 3,382,486) (48,869,078) Financial operations (39,067,036) (44,055,926) Other (4,315,450) (4 ,813,152) Inputs purchased from third parties (7 ,737,459) (7,492,439) Materials, energy and others 10h (1 69,411) (155,929) Third-party services 10h (2 ,245,012) (2,115,733) Other (5,323,036) (5,220,777) Data processing and telecommunications 10h (2,151,860) (2 ,063,418) Advertising, promotions and publication 10h (6 19,549) (653,483) Installations (9 25,142) (8 20,166) Transportation 10h (1 80,768) (167,430) Security 10h (3 81,848) (380,232) Travel expenses 10h (1 19,711) (1 07,217) Other (9 44,158) (1 ,028,831) Gross added value 37,595,341 2 9,047,086 Depreciation and amortization 10h (1 ,382,598) (1 ,276,260) Net added value produced by the company 36,212,743 2 7,770,826 Added value received through transfer - Equity income 6 08,960 2 79,812 Total added value to be distributed 3 6,821,703 2 8,050,638 Distribution of added value 3 6,821,703 2 8,050,638 Personnel 1 0,883,275 29.6% 10,138,868 36.1% Compensation 8 ,363,701 22.7% 7,739,410 27.6% Benefits 2 ,029,437 5.5% 1,934,365 6.9% FGTS – government severance pay fund 4 90,137 1.3% 465,093 1.7% Taxes, fees and contributions 1 1,435,548 31.1% 4,446,464 15.9% Federal 1 0,717,595 29.1% 3,728,468 13.3% State 17 0.0% 269 0.0% Municipal 7 17,936 1.9% 717,727 2.6% Return on third parties’ assets - Rent 7 20,969 2.0% 792,776 2.8% Return on own assets 1 3,781,911 37.4% 12,672,530 45.2% Dividends and interest on capital 8 ,542,791 23.6% 5,434,711 19.4% Retained earnings / (loss) attributable to controlling shareholders 4,981,822 13.2% 7,089,697 25.3% Retained earnings / (loss) attributable to non-controlling shareholders 2 57,298 0.7% 148,122 0.5% The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 54

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	06/30/2019	06/30/2018
Current assets		**16,937,674**	**12,151,492**
Cash		**18,392**	**636,018**
Interbank investments	**3b and 4**	**7,299,604**	**86,198**
Money market		3,454,683	86,198
Interbank deposits		3,844,921	-
Securities and derivative financial instruments	**3c,3d and 5**	**6,250,242**	**10,069,637**
Own portfolio		6,201,273	10,004,677
Pledged in guarantee		-	64,960
Derivative Financial Instruments		48,969	-
Other receivables		**3,358,080**	**1,348,317**
Income receivable		810,493	28,725
Deferred tax assets	11b I	879,337	459,441
Deposits in guarantee for contingent, provisions and legal obrigations		136	340
Sundry		1,668,114	859,811
Other assets – prepaid expenses	**3g**	**11,356**	**11,322**
Long term receivables		**37,186,243**	**75,601,863**
Interbank investments – interbank deposits	**3b and 4**	**34,083,476**	**70,034,925**
Securities and derivative financial instruments - Derivative Financial Instruments	**3c, 3d and 5**	**519,978**	**2,072,092**
Other receivables		**2,582,789**	**3,494,846**
Deferred tax assets	11b I	450,427	1,648,859
Deposits in guarantee for contingent, provisions and legal obrigations		60,904	17,019
Sundry		2,071,458	1,828,968
Permanent assets		**121,077,134**	**105,166,362**
Investments - Investments in subsidiaries	**3h and 12a**	**121,076,926**	**105,166,115**
Real estate in use	**3i**	**208**	**247**
Total assets		**175,201,051**	**192,919,717**
Liabilities			
Current liabilities		**11,723,280**	**24,130,937**
Deposits	**3b and 7b**	**4,538,612**	**19,363,501**
Demand deposits		4,538,612	13,510,406
Interbank deposits		-	5,853,095
Funds from acceptance and issuance of securities	**3b and 7d**	**-**	**31,420**
Derivative Financial Instruments	**3d and 5f**	**50,700**	**2,008,975**
Other liabilities		**7,133,968**	**2,727,041**
Social and statutory	14b II	2,773,136	2,209,928
Tax and social security contributions	3n, 3p and 11c	463,444	416,843
Subordinated debt	7f	3,879,065	-
Sundry		18,323	100,270
Long term liabilities		**37,690,155**	**46,167,136**
Deposits - Interbank deposits	**3b and 7b**	**-**	**7,509,763**
Funds from acceptance and issuance of securities	**3b and 7d**	**1,550**	**77,070**
Derivative Financial Instruments	**3d and 5f**	**-**	**506**
Other liabilities		**37,688,605**	**38,579,797**
Tax and social security contributions	3n, 3p and 11c	217,361	144,242
Subordinated debt	7f	26,500,120	30,551,819
Provisions civies and labor		202,488	199,807
Debt instruments eligible as capital	7f	10,768,636	7,663,805
Sundry		-	20,124
Stockholders' equity	**13**	**125,787,616**	**122,621,644**
Capital		97,148,000	97,148,000
Capital reserves		1,713,439	1,586,364
Revenue reserves		28,206,603	27,063,438
Asset valuation adjustment	3c and 3d	44,543	(1,198,426)
(Treasury shares)		(1,324,969)	(1,977,732)
Total liabilities		**175,201,051**	**192,919,717**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 55

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income related to financial operations 2 ,388,564 5,852,064 Securities and derivative financial instruments 0 2 ,388,564 5 ,852,064 Expenses related to financial operations 0 (1,094,006) (5,128,109) Money market (1,094,006) (5,128,109) Gross income related to financial operations 1 ,294,558 7 23,955 Other operating revenues (expenses) 0 1 1,936,533 7,617,120 Personnel expenses 0 (6 7,396) (58,759) Other administrative expenses 0 (7 2,266) (71,540) Tax expenses 11a II (203,189) (145,436) Equity in earnings of subsidiaries 12a 1 2,294,068 7 ,915,675 Other operating revenues (expenses) 0 (1 4,684) (2 2,820) Operating income 0 13,231,091 8,341,075 Non-operating income 0 - 1 1,052 Income before taxes on income and profit sharing 0 13,231,091 8 ,352,127 Income tax and social contribution 3p 286,873 1 ,594,574 Due on operations for the period (277,679) (167,805) Related to temporary differences 5 64,552 1,762,379 Profit sharing – Management Members - Statutory (13,181) (861) Net income 1 3,504,783 9,945,840 Weighted average of the number of outstanding shares 13a 9,735,865,905 9,720,158,090 Net income per share – R$ 1 .39 1 .02 Book value per share - R$ (outstanding at 06/30) 12.91 12.62 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 56 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2019 06/30/2018 Income related to financial operations 2 ,388,564 5,852,064 Securities and derivative financial instruments 0 2 ,388,564 5 ,852,064 Expenses related to financial operations 0 (1,094,006) (5,128,109) Money market (1,094,006) (5,128,109) Gross income related to financial operations 1 ,294,558 7 23,955 Other operating revenues (expenses) 0 1 1,936,533 7,617,120 Personnel expenses 0 (6 7,396) (58,759) Other administrative expenses 0 (7 2,266) (71,540) Tax expenses 11a II (203,189) (145,436) Equity in earnings of subsidiaries 12a 1 2,294,068 7 ,915,675 Other operating revenues (expenses) 0 (1 4,684) (2 2,820) Operating income 0 13,231,091 8,341,075 Non-operating income 0 - 1 1,052 Income before taxes on income and profit sharing 0 13,231,091 8 ,352,127 Income tax and social contribution 3p 286,873 1 ,594,574 Due on operations for the period (277,679) (167,805) Related to temporary differences 5 64,552 1,762,379 Profit sharing – Management Members - Statutory (13,181) (861) Net income 1 3,504,783 9,945,840 Weighted average of the number of outstanding shares 13a 9,735,865,905 9,720,158,090 Net income per share – R$ 1 .39 1 .02 Book value per share - R$ (outstanding at 06/30) 12.91 12.62 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 56

ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Asset valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 01/01/2018 9 7,148,000 1 ,733,611 3 3,806,424 (1,437,328) - (2,742,767) 1 28,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 5 34,421 - Result of delivery of treasure shares - 3 73,291 - - - 7 40,922 1 ,114,213 Recognition of stock-based payment plans - (520,538) - - - - (520,538) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 2 ,175 - 2 ,175 Asset valuation adjustments: Change in adjustment to market value - - - (1,359,843) - - (1,359,843) Remeasurements in liabilities of post-employment benefits - - - (3,301) - - (3,301) Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 1 ,602,046 - - 1 ,602,046 Net income - - - - 9 ,945,840 - 9 ,945,840 Appropriations: Legal reserve - - 4 97,292 - (497,292) - - Statutory reserves - - 4 ,016,012 - (4,016,012) - - Dividends and interest on capital - - 2 ,950,993 - (5,434,711) - (2,483,718) Balance at 06/30/2018 97,148,000 1 ,586,364 2 7,063,438 (1,198,426) - (1,977,732) 1 22,621,644 Changes in the period - (147,247) (6,742,986) 2 38,902 - 7 65,035 (5,886,296) Balance at 01/01/2019 97,148,000 1 ,923,056 3 5,379,671 (767,956) - (1,819,690) 1 31,863,081 Result of delivery of treasure shares - 3 49,069 - - - 4 94,721 8 43,790 Recognition of stock-based payment plans - (558,686) - - - - (558,686) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on capital - - - - 2 9,848 - 2 9,848 Asset valuation adjustments: Change in adjustment to market value - - - 1 ,189,250 - - 1 ,189,250 Remeasurements in liabilities of post-employment benefits - - - (63,693) - - (63,693) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (313,058) - - (313,058) Net income - - - - 13,504,783 - 1 3,504,783 Appropriations: Legal reserve - - 6 75,239 - (675,239) - - Statutory reserves - - 4 ,316,601 - (4,316,601) - - Dividends - - 5 ,335,405 - (8,542,791) - (3,207,386) Balance at 06/30/2019 9 7,148,000 1 ,713,439 2 8,206,603 4 4,543 - (1,324,969) 1 25,787,616 Changes in the period - (209,617) (7,173,068) 8 12,499 - 4 94,721 (6,075,465) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 57 ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Asset valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 01/01/2018 9 7,148,000 1 ,733,611 3 3,806,424 (1,437,328) - (2,742,767) 1 28,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 5 34,421 - Result of delivery of treasure shares - 3 73,291 - - - 7 40,922 1 ,114,213 Recognition of stock-based payment plans - (520,538) - - - - (520,538) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 2 ,175 - 2 ,175 Asset valuation adjustments: Change in adjustment to market value - - - (1,359,843) - - (1,359,843) Remeasurements in liabilities of post-employment benefits - - - (3,301) - - (3,301) Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 1 ,602,046 - - 1 ,602,046 Net income - - - - 9 ,945,840 - 9 ,945,840 Appropriations: Legal reserve - - 4 97,292 - (497,292) - - Statutory reserves - - 4 ,016,012 - (4,016,012) - - Dividends and interest on capital - - 2 ,950,993 - (5,434,711) - (2,483,718) Balance at 06/30/2018 97,148,000 1 ,586,364 2 7,063,438 (1,198,426) - (1,977,732) 1 22,621,644 Changes in the period - (147,247) (6,742,986) 2 38,902 - 7 65,035 (5,886,296) Balance at 01/01/2019 97,148,000 1 ,923,056 3 5,379,671 (767,956) - (1,819,690) 1 31,863,081 Result of delivery of treasure shares - 3 49,069 - - - 4 94,721 8 43,790 Recognition of stock-based payment plans - (558,686) - - - - (558,686) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on capital - - - - 2 9,848 - 2 9,848 Asset valuation adjustments: Change in adjustment to market value - - - 1 ,189,250 - - 1 ,189,250 Remeasurements in liabilities of post-employment benefits - - - (63,693) - - (63,693) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (313,058) - - (313,058) Net income - - - - 13,504,783 - 1 3,504,783 Appropriations: Legal reserve - - 6 75,239 - (675,239) - - Statutory reserves - - 4 ,316,601 - (4,316,601) - - Dividends - - 5 ,335,405 - (8,542,791) - (3,207,386) Balance at 06/30/2019 9 7,148,000 1 ,713,439 2 8,206,603 4 4,543 - (1,324,969) 1 25,787,616 Changes in the period - (209,617) (7,173,068) 8 12,499 - 4 94,721 (6,075,465) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 57

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 06/30/2019	01/01 to 06/30/2018
Adjusted net income		**(2,300,402)**	**5,091,202**
Net income		13,504,783	9,945,840
Adjustments to net income:		(15,805,185)	(4,854,638)
Share-based payment		(404,103)	(385,948)
Interest and foreign exchange expense related to operations with subordinated debt		772,775	5,177,555
Deferred taxes		(564,552)	(1,762,379)
Equity in earnings of subsidiaries	12a	(12,294,068)	(7,915,675)
Amortization of goodwill		22,579	25,747
Effects of changes in exchange rates on cash and cash equivalents		(3,337,845)	6,050
Other		29	12
Change in assets and liabilities		**10,355,519**	**22,381,974**
(Increase)/decrease in interbank investments		27,054,152	12,531,341
(Increase)/decrease in securities and derivative financial instruments		6,009,605	5,954,780
(Increase)/decrease in other receivables and other assets		250,201	321,956
Increase/(decrease) in deposits		(22,458,567)	3,954,419
Increase/(decrease) in funds for issuance of securities		(5,067)	(3,392,899)
Increase/(decrease) in other liabilities		(481,803)	3,031,063
Payment of income tax and social contribution		(13,002)	(18,686)
Net cash provided by (used in) operating activities		**8,055,117**	**27,473,176**
Interest on capital end dividends received		3,150,894	2,124,963
(Purchase)/disposal sale of investments		-	(14,499,995)
(Purchase) sale of fixed assets		-	(212)
Net cash provided by (used in) investment activities		**3,150,894**	**(12,375,244)**
Increase in subordinated debt		3,050,000	-
Decrease in subordinated debt		(1,086,212)	(730,795)
Granting of stock options		689,207	979,623
Purchase of treasury shares		-	(510,308)
Dividends and interest on capital paid		(17,370,555)	(14,851,252)
Net cash provided by (used in) financing activities		**(14,717,560)**	**(15,112,732)**
Net increase/(decrease) in cash and cash equivalents		**(3,511,549)**	**(14,800)**
Cash and cash equivalents at the beginning of the period		3,646,779	743,066
Effects of changes in exchange rates on cash and cash equivalents		3,337,845	(6,050)
Cash and cash equivalents at the end of the period	3a	3,473,075	722,216
Cash		18,392	636,018
Securities purchased under agreements to resell - Funded position		3,454,683	86,198

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 58

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	Note	01/01 to 06/30/2019	01/01 to 06/30/2018
Income		**2,856,952**	**7,661,181**
Financial operations		2,388,564	5,852,064
Other		468,388	1,809,117
Expenses		**(1,108,228)**	**(5,143,016)**
Financial operations		(1,094,006)	(5,128,109)
Other		(14,222)	(14,907)
Inputs purchased from third parties		**(71,706)**	**(71,165)**
Third-party services		(17,610)	(9,444)
Advertising, promotions and publication		(30,074)	(22,197)
Expenses for financial system services		(14,153)	(21,824)
Other		(9,869)	(17,700)
Gross added value		**1,677,018**	**2,447,000**
Deprecitation and amortization		**(22,608)**	**(25,758)**
Net added value produced by the company		**1,654,410**	**2,421,242**
Added value received through transfer - Equity income	**12a**	**12,294,068**	**7,915,675**
Total added value to be distributed		**13,948,478**	**10,336,917**
Distribution of added value		**13,948,478**	**10,336,917**
Personnel		57,091	30,815
Compensation		55,051	29,170
Benefits		1,876	1,463
FGTS – government severance pay fund		164	182
Taxes, fees and contributions		386,044	359,887
Federal		386,044	359,367
Municipal		-	520
Return on third parties' assets - rent		560	375
Return on own assets		13,504,783	9,945,840
Dividends and interest on capital		8,542,791	5,434,711
Retained earnings for the period		4,961,992	4,511,129

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 59

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 06/30 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 22 countries and territories and offers a wide variety of financial products and services to individual and corporate clients in Brazil and abroad, whether or not these clients are related to Brazil, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on July 29, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 60 ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 06/30 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 22 countries and territories and offers a wide variety of financial products and services to individual and corporate clients in Brazil and abroad, whether or not these clients are related to Brazil, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on July 29, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 60

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of practices and estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by Management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING comprise operations carried out by its branches and subsidiaries in Brazil and abroad, operations of its controlled entities and operations of Specific Purpose Entities and investment funds controlled by the entity. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria in the amortization of goodwill originated in acquisitions of investments, recognition of transaction with non-controlling stockholders where there is no change in control (Note 3I) and recognition of exchange variation on foreign investments and hedge of these investments, which functional currency is different from the controlling company, net of respective deferred tax assets. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 61 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of practices and estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by Management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING comprise operations carried out by its branches and subsidiaries in Brazil and abroad, operations of its controlled entities and operations of Specific Purpose Entities and investment funds controlled by the entity. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria in the amortization of goodwill originated in acquisitions of investments, recognition of transaction with non-controlling stockholders where there is no change in control (Note 3I) and recognition of exchange variation on foreign investments and hedge of these investments, which functional currency is different from the controlling company, net of respective deferred tax assets. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 61

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital at		Interest in total capital at	
					06/30/2019	06/30/2018	06/30/2019	06/30/2018
Domestic								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	99.99%	100.00%	99.99%
Itaú Corretora de Valores S.A.		Real	Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporación Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING CONSOLIDATED have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 62

c) Business development Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 63 c) Business development Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 63

Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - Is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not Management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 64 Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - Is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not Management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 64

· Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are: · Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the expected loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force. In addition, are recorded unearned reinsurance premiums (Note 3m); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 65 · Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are: · Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the expected loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force. In addition, are recorded unearned reinsurance premiums (Note 3m); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 65

j) Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. . Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay it a certain amount in case of a claim. Insurance risk is defined when a future and uncertain event, of sudden and unforeseeable nature, independent from the insured’s will, may cause losses of economic occurrence when it occurs. Since the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire. Insurance premiums, acceptance coinsurance and selling expenses are accounted for upon issue of the insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 66 j) Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. . Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay it a certain amount in case of a claim. Insurance risk is defined when a future and uncertain event, of sudden and unforeseeable nature, independent from the insured’s will, may cause losses of economic occurrence when it occurs. Since the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire. Insurance premiums, acceptance coinsurance and selling expenses are accounted for upon issue of the insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 66

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 67 If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 67

o) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale securities, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 68 o) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale securities, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 68

Note 4 - Interbank investments

	06/30/2019						06/30/2018	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**42,005,968**	**210,109,696**	**-**	**317,995**	**252,433,659**	**88.6**	**250,264,702**	**90.1**
Funded position [(1)]	4,277,095	21,550,382	-	317,995	26,145,472	9.2	49,116,041	17.7
Financed position	37,574,495	163,608,785	-	-	201,183,280	70.6	157,985,343	56.8
With free movement	1,694,526	7,409,859	-	-	9,104,385	3.2	58,195,005	20.9
Without free movement	35,879,969	156,198,926	-	-	192,078,895	67.4	99,790,338	35.9
Short position	154,378	24,950,529	-	-	25,104,907	8.8	43,163,318	15.6
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**2,098,747**	**161,812**	**-**	**-**	**2,260,559**	**0.8**	**3,471,309**	**1.3**
Interbank deposits	**21,545,562**	**4,848,999**	**2,016,656**	**1,675,129**	**30,086,346**	**10.6**	**23,728,714**	**8.6**
Total [(2)]	**65,650,277**	**215,120,507**	**2,016,656**	**1,993,124**	**284,780,564**	**100.0**	**277,464,725**	**100.0**
% per maturity term	23.1	75.5	0.7	0.7	100.0			
Total – 06/30/2018	**157,969,912**	**89,623,464**	**28,613,998**	**1,257,351**	**277,464,725**			
% per maturity term	56.9	32.3	10.3	0.5	100.0			

(1) Includes R$ 6,543,623 (R$ 3,684,112 at 06/30/2018) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN;

(2) Includes a securities valuation allowance in the amount of R$ (3,576) (R$ (8,620) at 06/30/2018).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 3,454,683 (R$ 86,198 at 06/30/2018), Interbank deposits with maturity from 181 to 365 days R$ 3,844,921 and over 365 days amounting to R$ 34,083,476 (R$ 70,034,925 at 06/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 69

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2019											06/30/2018
	Cost	Adjustment to market value		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
		Results	Stockholders' equity									
Government securities - domestic	**141,790,927**	**1,806,627**	**3,377,945**	**146,975,499**	**31.1**	**1,196,339**	**148,246**	**3,003,146**	**5,229,793**	**27,928,458**	**109,469,517**	**155,024,762**
Financial treasury bills	27,227,163	(206)	(36)	27,226,921	5.7	-	-	-	1,103,626	6,600,912	19,522,383	34,936,814
National treasury bills	23,195,041	394,173	174,370	23,763,584	5.0	1,149,307	-	374,455	1,981,096	6,706,805	13,551,921	25,413,228
National treasury notes	57,138,302	1,189,943	2,614,310	60,942,555	13.0	7,100	148,154	35,914	181,678	8,882,430	51,687,279	59,742,399
National treasury/securitization	164,631	(227)	35,802	200,206	0.0	54	92	20	15	68	199,957	204,287
Brazilian external debt bonds	34,065,790	222,944	553,499	34,842,233	7.4	39,878	-	2,592,757	1,963,378	5,738,243	24,507,977	34,728,034
Government securities - abroad	**34,386,005**	**18,456**	**(216,320)**	**34,188,141**	**7.2**	**2,818,417**	**4,765,005**	**3,267,279**	**6,839,401**	**9,485,928**	**7,012,111**	**30,594,956**
Germany	21,985	-	38	22,023	0.0	-	-	-	-	22,023	-	-
Argentina	1,555,088	9,539	-	1,564,627	0.3	1,285,281	64,570	100,737	47,399	62,849	3,791	499,192
Chile	11,361,645	2,345	61,250	11,425,240	2.4	170,697	6,749	6,346	3,387,083	3,482,004	4,372,361	9,794,827
Colombia	4,051,372	5,820	40,446	4,097,638	0.9	40,398	627,253	195,746	436,689	875,279	1,922,273	7,864,272
Korea	3,431,865	-	-	3,431,865	0.7	-	-	-	766,725	2,665,140	-	1,442,735
Denmark	-	-	-	-	0.0	-	-	-	-	-	-	492,413
Spain	3,104,843	-	-	3,104,843	0.7	355,657	321,915	340,798	212,199	1,874,274	-	3,081,581
United States	2,064,337	(79)	(5,409)	2,058,849	0.4	114,663	889,028	599,064	-	-	456,094	2,124,768
France	327,359	-	(74)	327,285	0.1	-	327,285	-	-	-	-	-
Italy	111,272	-	168	111,440	0.0	-	111,440	-	-	-	-	-
Mexico	6,002,691	395	(167,268)	5,835,818	1.2	370,287	2,324,968	1,760,437	1,369,678	280	10,168	2,734,858
Panama	19,802	-	104	19,906	0.0	-	-	-	19,906	-	-	-
Paraguay	1,577,904	76	(142,864)	1,435,116	0.3	457,244	73,990	201,721	289,627	288,139	124,395	1,586,707
Uruguay	741,240	151	(2,700)	738,691	0.2	24,190	17,807	62,430	303,618	215,940	114,706	961,256
Other	14,602	209	(11)	14,800	0.0	-	-	-	6,477	-	8,323	263
Corporate securities	**64,644,809**	**(19,538)**	**829,490**	**65,454,761**	**13.7**	**8,352,471**	**1,066,226**	**2,105,255**	**8,477,027**	**5,205,247**	**40,248,535**	**59,115,425**
Shares	5,125,911	(64,266)	96,990	5,158,635	1.1	5,158,635	-	-	-	-	-	3,676,024
Rural product note	4,254,677	-	62,204	4,316,881	0.9	75,046	118,993	279,807	517,543	451,246	2,874,246	3,888,999
Bank deposit certificates	868,450	(42)	(39)	868,369	0.2	249,473	304,445	93,294	170,786	50,371	-	651,324
Securitized real estate loans	8,992,019	(1,676)	46,370	9,036,713	1.9	-	-	-	11,718	53,450	8,971,545	13,348,240
Fund quotas	1,731,407	18,019	-	1,749,426	0.3	1,749,426	-	-	-	-	-	2,043,727
Credit rights	223,940	-	-	223,940	0.0	223,940	-	-	-	-	-	273,474
Fixed income	940,174	284	-	940,458	0.2	940,458	-	-	-	-	-	1,048,504
Variable income	567,293	17,735	-	585,028	0.1	585,028	-	-	-	-	-	721,749
Debentures	33,520,834	25,349	544,413	34,090,596	7.2	18,455	174,633	509,314	5,843,431	2,311,594	25,233,169	23,094,869
Eurobonds and others	4,366,762	2,530	40,832	4,410,124	0.9	687,930	219,294	220,124	938,594	764,957	1,579,225	6,852,257
Financial bills	2,078,935	(274)	(4)	2,078,657	0.4	81,537	60,714	201,018	371,448	1,251,045	112,895	2,698,404
Promissory notes	2,266,881	-	20,771	2,287,652	0.5	-	10,481	542,089	621,251	314,626	799,205	1,048,596
Other	1,438,933	822	17,953	1,457,708	0.3	331,969	177,666	259,609	2,256	7,958	678,250	1,812,985
PGBL / VGBL fund quotas (1)	**195,920,688**	-	-	**195,920,688**	**41.4**	**195,920,688**	-	-	-	-	-	**176,994,586**
Subtotal - securities	**436,742,429**	**1,805,545**	**3,991,115**	**442,539,089**	**93.4**	**208,287,915**	**5,979,477**	**8,375,680**	**20,546,221**	**42,619,633**	**156,730,163**	**421,729,729**
Trading securities	285,205,588	1,805,545	-	287,011,133	60.5	204,437,533	450,324	1,728,851	5,590,229	16,667,696	58,136,500	279,953,542
Available-for-sale securities	112,926,872	-	3,991,115	116,917,987	24.7	3,480,683	5,351,487	5,271,616	14,776,992	15,944,395	72,092,814	100,897,444
Held-to-maturity securities (2)	38,609,969	-	-	38,609,969	8.2	369,699	177,666	1,375,213	179,000	10,007,542	26,500,849	40,878,743
Derivative financial instruments	**14,218,827**	**16,849,626**	-	**31,068,453**	**6.6**	**4,654,118**	**1,973,467**	**1,270,482**	**4,159,238**	**4,752,849**	**14,258,299**	**27,732,237**
Total securities and derivative financial instruments (assets)	**450,961,256**	**18,655,171**	**3,991,115**	**473,607,542**	**100.0**	**212,942,033**	**7,952,944**	**9,646,162**	**24,705,459**	**47,372,482**	**170,988,462**	**449,461,966**
Derivative financial instruments (liabilities)	**(16,392,783)**	**(19,262,413)**	-	**(35,655,196)**		**(3,734,011)**	**(1,526,547)**	**(1,750,610)**	**(5,343,407)**	**(8,381,725)**	**(14,918,896)**	**(31,654,619)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to market value in the amount of R$ 2,991,137 (R$ 817,813 at 06/30/2018), according to Note 5e.

During the period ended June 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (394,966) (R$ (796,356) at 06/30/2018) of impairment losses, of which R$ (394,966) (R$ (676,803) at 06/30/2018) of available-for-sale financial assets, with no amount as of that date (R$ (119,553) at 06/30/2018) of held-to-maturity assets. The Securities and Derivative Financial Instruments totaled R$ 408,559 (R$ (56,160) at 06/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 70

b) Summary by portfolio

	06/30/2019							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - domestic	**81,656,974**	**34,404,506**	**14,216,131**	**1,607,166**	**3,626,343**	**-**	**11,464,379**	**146,975,499**
Financial treasury bills	24,691,038	341,529	1,738	767,190	111,041	-	1,314,385	27,226,921
National treasury bills	15,987,775	7,752,192	-	23,617	-	-	-	23,763,584
National treasury notes	20,587,282	26,310,785	-	379,192	3,515,302	-	10,149,994	60,942,555
National treasury / Securitization	200,206	-	-	-	-	-	-	200,206
Brazilian external debt bonds	20,190,673	-	14,214,393	437,167	-	-	-	34,842,233
Government securities - abroad	**27,209,059**	**782,474**	**3,219,645**	**2,794,968**	**-**	**-**	**181,995**	**34,188,141**
Germany	22,023	-	-	-	-	-	-	22,023
Argentina	1,540,841	6,359	-	17,427	-	-	-	1,564,627
Chile	10,810,930	402,344	-	29,971	-	-	181,995	11,425,240
Colombia	707,847	-	3,219,645	170,146	-	-	-	4,097,638
Korea	2,237,020	-	-	1,194,845	-	-	-	3,431,865
Spain	2,149,191	-	-	955,652	-	-	-	3,104,843
United States	1,639,855	-	-	418,994	-	-	-	2,058,849
France	327,285	-	-	-	-	-	-	327,285
Italy	111,440	-	-	-	-	-	-	111,440
Mexico	5,835,818	-	-	-	-	-	-	5,835,818
Panama	19,906	-	-	-	-	-	-	19,906
Paraguay	1,055,969	373,771	-	5,376	-	-	-	1,435,116
Uruguay	736,134	-	-	2,557	-	-	-	738,691
Other	14,800	-	-	-	-	-	-	14,800
Corporate securities	**47,804,523**	**10,006,122**	**562,407**	**3,911,140**	**-**	**-**	**3,170,569**	**65,454,761**
Shares	5,155,117	-	-	3,518	-	-	-	5,158,635
Rural product note	4,316,881	-	-	-	-	-	-	4,316,881
Bank deposit certificates	513,424	-	-	557	-	-	354,388	868,369
Securitized real estate loans	9,036,713	-	-	-	-	-	-	9,036,713
Fund quotas	1,483,146	-	-	121,031	-	-	145,249	1,749,426
Credit rights	223,940	-	-	-	-	-	-	223,940
Fixed income	674,178	-	-	121,031	-	-	145,249	940,458
Variable income	585,028	-	-	-	-	-	-	585,028
Debentures	19,467,128	10,006,122	-	3,765,256	-	-	852,090	34,090,596
Eurobonds and other	3,819,420	-	562,407	20,778	-	-	7,519	4,410,124
Financial bills	267,334	-	-	-	-	-	1,811,323	2,078,657
Promissory notes	2,287,652	-	-	-	-	-	-	2,287,652
Other	1,457,708	-	-	-	-	-	-	1,457,708
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**195,920,688**	**195,920,688**
Subtotal - securities	**156,670,556**	**45,193,102**	**17,998,183**	**8,313,274**	**3,626,343**	**-**	**210,737,631**	**442,539,089**
Trading securities	55,983,774	23,213,951	2,342,890	1,941,163	3,055,866	-	200,473,489	287,011,133
Available-for-sale securities	72,122,969	21,979,151	9,873,746	6,372,111	570,477	-	5,999,533	116,917,987
Held-to-maturity securities	28,563,813	-	5,781,547	-	-	-	4,264,609	38,609,969
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**31,068,453**	**-**	**31,068,453**
Total securities and derivative financial instruments (assets)	**156,670,556**	**45,193,102**	**17,998,183**	**8,313,274**	**3,626,343**	**31,068,453**	**210,737,631**	**473,607,542**
Total securities and derivative financial instruments (assets) – 06/30/2018	**125,193,236**	**53,760,815**	**31,476,708**	**14,289,900**	**8,208,399**	**27,732,237**	**188,800,671**	**449,461,966**

(*) Represent securities deposited with provisions (Note 9e), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 71

c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 06/30/2019 06/30/2018 Adjustment to Cost market value Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value (in results) Government securities - domestic 7 5,401,675 1 ,806,627 77,208,302 26.9 1 ,156,461 148,246 1 ,099,882 4 ,116,703 1 4,574,809 5 6,112,201 9 1,878,193 Financial treasury bills 2 6,984,134 (20 6) 2 6,983,928 9.4 - - - 8 77,805 6,600,057 1 9,506,066 34,708,287 National treasury bills 1 3,305,289 394,173 13,699,462 4.8 1,149,307 - 367,894 1,181,238 1,619,619 9 ,381,404 14,407,915 National treasury notes 29,209,880 1,189,943 30,399,823 10.6 7,100 1 48,154 35,914 1 81,678 5 ,895,926 24,131,051 3 9,317,492 National treasury / Securitization 583 (22 7) 356 0.0 54 92 20 15 68 107 568 Brazilian external debt bonds 5 ,901,789 2 22,944 6 ,124,733 2.1 - - 6 96,054 1 ,875,967 4 59,139 3,093,573 3,443,931 Government securities - abroad 2,807,177 18,456 2,825,633 0.9 1,397,836 1 94,429 212,519 504,879 2 95,559 2 20,411 1 ,291,032 Argentina 1 ,555,088 9 ,539 1 ,564,627 0.6 1,285,281 6 4,570 100,737 47,399 62,849 3,791 4 71,284 Chile 549,114 2 ,345 5 51,459 0.2 96,891 6 ,749 - 122,091 170,233 155,495 257,776 Colombia 4 20,524 5,820 4 26,344 0.1 - - 102,612 269,440 17,539 36,753 2 33,713 United States 115,268 (79) 115,189 0.0 - 115,189 - - - - 1 16,167 Mexico 1 0,077 395 1 0,472 0.0 - - - 24 280 10,168 32,579 Paraguay 2,069 76 2,145 0.0 - - - - - 2,145 5,697 Peru - - - 0.0 - - - - - - 1 2,084 Uruguay 1 40,697 151 140,848 0.0 15,664 7 ,921 9,170 5 9,481 44,658 3,954 1 61,722 Other 1 4,340 209 14,549 0.0 - - - 6,444 - 8 ,105 10 Corporate securities 11,076,048 (19 ,538) 1 1,056,510 3.9 5,962,548 1 07,649 4 16,450 968,647 1,797,328 1 ,803,888 9,789,731 Shares 4 ,204,238 (64 ,266) 4,139,972 1.5 4,139,972 - - - - - 3,229,322 Bank deposit certificates 469,331 (42) 4 69,289 0.2 1 67,625 1 ,094 7 9,435 1 70,764 5 0,371 - 312,664 Securitized real estate loans 55,789 (1,6 76) 5 4,113 0.0 - - - - - 54,113 3 4,503 Fund quotas 1 ,532,464 1 8,019 1 ,550,483 0.6 1,550,483 - - - - - 1,724,473 Credit rights 223,940 - 2 23,940 0.1 2 23,940 - - - - - 2 73,474 Fixed income 741,231 284 741,515 0.3 741,515 - - - - - 729,250 Variable income 567,293 1 7,735 585,028 0.2 585,028 - - - - - 7 21,749 Debentures 1,506,902 25,349 1 ,532,251 0.5 833 45,836 2 6,576 1 4,635 4 08,102 1,036,269 1,508,515 Eurobonds and other 1,211,430 2 ,530 1,213,960 0.4 48,277 5 104,040 409,544 79,852 5 72,242 795,265 Financial bills 2,050,084 (274) 2 ,049,810 0.7 52,690 6 0,714 201,018 371,448 1,251,045 112,895 2,089,754 Other 4 5,810 822 46,632 0.0 2 ,668 - 5 ,381 2,256 7,958 2 8,369 95,235 PGBL / VGBL fund quotas 1 95,920,688 - 1 95,920,688 68.3 1 95,920,688 - - - - - 1 76,994,586 Total 2 85,205,588 1,805,545 287,011,133 100.0 204,437,533 4 50,324 1 ,728,851 5 ,590,229 1 6,667,696 5 8,136,500 2 79,953,542 % per maturity term 71.2 0.2 0.6 1.9 5.8 20.3 Total – 06/30/2018 280,978,898 (1,025,356) 279,953,542 100.0 182,893,174 10,269,662 1,874,370 9,092,818 6,190,734 69,632,784 % per maturity term 65.3 3.7 0.7 3.2 2.2 24.9 As of June 30, 2019, ITAÚ UNIBANCO HOLDING’s portfolio comprises Shares of Fixed Income Funds, with no amount as of that date, (R$ 5,633 as of June 30, 2018 with no maturity), National Treasury Bills in the amount of R$ 4,371,427 above 365 days (R$ 3,638,001 as of June 30, 2018) and National Treasury Bills in the amount of R$ 1,829,846 (R$ 6,423,326 as of June 30, 2018) above 365 days. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 72 c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 06/30/2019 06/30/2018 Adjustment to Cost market value Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value (in results) Government securities - domestic 7 5,401,675 1 ,806,627 77,208,302 26.9 1 ,156,461 148,246 1 ,099,882 4 ,116,703 1 4,574,809 5 6,112,201 9 1,878,193 Financial treasury bills 2 6,984,134 (20 6) 2 6,983,928 9.4 - - - 8 77,805 6,600,057 1 9,506,066 34,708,287 National treasury bills 1 3,305,289 394,173 13,699,462 4.8 1,149,307 - 367,894 1,181,238 1,619,619 9 ,381,404 14,407,915 National treasury notes 29,209,880 1,189,943 30,399,823 10.6 7,100 1 48,154 35,914 1 81,678 5 ,895,926 24,131,051 3 9,317,492 National treasury / Securitization 583 (22 7) 356 0.0 54 92 20 15 68 107 568 Brazilian external debt bonds 5 ,901,789 2 22,944 6 ,124,733 2.1 - - 6 96,054 1 ,875,967 4 59,139 3,093,573 3,443,931 Government securities - abroad 2,807,177 18,456 2,825,633 0.9 1,397,836 1 94,429 212,519 504,879 2 95,559 2 20,411 1 ,291,032 Argentina 1 ,555,088 9 ,539 1 ,564,627 0.6 1,285,281 6 4,570 100,737 47,399 62,849 3,791 4 71,284 Chile 549,114 2 ,345 5 51,459 0.2 96,891 6 ,749 - 122,091 170,233 155,495 257,776 Colombia 4 20,524 5,820 4 26,344 0.1 - - 102,612 269,440 17,539 36,753 2 33,713 United States 115,268 (79) 115,189 0.0 - 115,189 - - - - 1 16,167 Mexico 1 0,077 395 1 0,472 0.0 - - - 24 280 10,168 32,579 Paraguay 2,069 76 2,145 0.0 - - - - - 2,145 5,697 Peru - - - 0.0 - - - - - - 1 2,084 Uruguay 1 40,697 151 140,848 0.0 15,664 7 ,921 9,170 5 9,481 44,658 3,954 1 61,722 Other 1 4,340 209 14,549 0.0 - - - 6,444 - 8 ,105 10 Corporate securities 11,076,048 (19 ,538) 1 1,056,510 3.9 5,962,548 1 07,649 4 16,450 968,647 1,797,328 1 ,803,888 9,789,731 Shares 4 ,204,238 (64 ,266) 4,139,972 1.5 4,139,972 - - - - - 3,229,322 Bank deposit certificates 469,331 (42) 4 69,289 0.2 1 67,625 1 ,094 7 9,435 1 70,764 5 0,371 - 312,664 Securitized real estate loans 55,789 (1,6 76) 5 4,113 0.0 - - - - - 54,113 3 4,503 Fund quotas 1 ,532,464 1 8,019 1 ,550,483 0.6 1,550,483 - - - - - 1,724,473 Credit rights 223,940 - 2 23,940 0.1 2 23,940 - - - - - 2 73,474 Fixed income 741,231 284 741,515 0.3 741,515 - - - - - 729,250 Variable income 567,293 1 7,735 585,028 0.2 585,028 - - - - - 7 21,749 Debentures 1,506,902 25,349 1 ,532,251 0.5 833 45,836 2 6,576 1 4,635 4 08,102 1,036,269 1,508,515 Eurobonds and other 1,211,430 2 ,530 1,213,960 0.4 48,277 5 104,040 409,544 79,852 5 72,242 795,265 Financial bills 2,050,084 (274) 2 ,049,810 0.7 52,690 6 0,714 201,018 371,448 1,251,045 112,895 2,089,754 Other 4 5,810 822 46,632 0.0 2 ,668 - 5 ,381 2,256 7,958 2 8,369 95,235 PGBL / VGBL fund quotas 1 95,920,688 - 1 95,920,688 68.3 1 95,920,688 - - - - - 1 76,994,586 Total 2 85,205,588 1,805,545 287,011,133 100.0 204,437,533 4 50,324 1 ,728,851 5 ,590,229 1 6,667,696 5 8,136,500 2 79,953,542 % per maturity term 71.2 0.2 0.6 1.9 5.8 20.3 Total – 06/30/2018 280,978,898 (1,025,356) 279,953,542 100.0 182,893,174 10,269,662 1,874,370 9,092,818 6,190,734 69,632,784 % per maturity term 65.3 3.7 0.7 3.2 2.2 24.9 As of June 30, 2019, ITAÚ UNIBANCO HOLDING’s portfolio comprises Shares of Fixed Income Funds, with no amount as of that date, (R$ 5,633 as of June 30, 2018 with no maturity), National Treasury Bills in the amount of R$ 4,371,427 above 365 days (R$ 3,638,001 as of June 30, 2018) and National Treasury Bills in the amount of R$ 1,829,846 (R$ 6,423,326 as of June 30, 2018) above 365 days. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 72

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2019										06/30/2018
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**36,561,750**	**3,377,945**	**39,939,695**	**34.1**	**39,878**	**-**	**871,895**	**1,113,090**	**3,399,557**	**34,515,275**	**35,595,492**
Financial treasury bills	243,029	(36)	242,993	0.2	-	-	-	225,821	855	16,317	228,527
National treasury bills	5,857,795	174,370	6,032,165	5.2	-	-	6,561	799,858	1,055,229	4,170,517	7,297,824
National treasury notes	20,902,885	2,614,310	23,517,195	20.1	-	-	-	-	1,130,267	22,386,928	15,710,857
National treasury / Securitization	164,048	35,802	199,850	0.2	-	-	-	-	-	199,850	203,719
Brazilian external debt bonds	9,393,993	553,499	9,947,492	8.4	39,878	-	865,334	87,411	1,213,206	7,741,663	12,154,565
Government securities - abroad	**31,266,630**	**(216,320)**	**31,050,310**	**26.6**	**1,380,183**	**4,570,576**	**2,965,144**	**6,167,240**	**9,190,369**	**6,776,798**	**28,865,545**
Germany	21,985	38	22,023	0.0	-	-	-	-	22,023	-	-
Argentina	-	-	-	0.0	-	-	-	-	-	-	27,908
Chile	10,812,531	61,250	10,873,781	9.3	73,806	-	6,346	3,264,992	3,311,771	4,216,866	9,537,051
Colombia	3,333,585	40,446	3,374,031	2.9	-	627,253	3,518	-	857,740	1,885,520	7,207,127
Korea	3,431,865	-	3,431,865	2.9	-	-	-	766,725	2,665,140	-	1,442,735
Denmark	-	-	-	0.0	-	-	-	-	-	-	492,413
Spain	3,104,843	-	3,104,843	2.7	355,657	321,915	340,798	212,199	1,874,274	-	3,081,581
United States	1,949,069	(5,409)	1,943,660	1.7	114,663	773,839	599,064	-	-	456,094	2,008,601
France	327,359	(74)	327,285	0.3	-	327,285	-	-	-	-	-
Italy	111,272	168	111,440	0.1	-	111,440	-	-	-	-	-
Mexico	5,992,614	(167,268)	5,825,346	5.0	370,287	2,324,968	1,760,437	1,369,654	-	-	2,702,279
Panama	19,802	104	19,906	0.0	-	-	-	19,906	-	-	-
Paraguay	1,575,835	(142,864)	1,432,971	1.2	457,244	73,990	201,721	289,627	288,139	122,250	1,581,010
Uruguay	585,641	(2,700)	582,941	0.5	8,526	9,886	53,260	244,137	171,282	95,850	784,618
Other	229	(11)	218	0.0	-	-	-	-	-	218	222
Corporate securities	**45,098,492**	**829,490**	**45,927,982**	**39.3**	**2,060,622**	**780,911**	**1,434,577**	**7,496,662**	**3,354,469**	**30,800,741**	**36,436,407**
Shares	921,673	96,990	1,018,663	0.9	1,018,663	-	-	-	-	-	446,702
Rural product note	4,254,677	62,204	4,316,881	3.7	75,046	118,993	279,807	517,543	451,246	2,874,246	3,888,999
Bank deposit certificate	399,119	(39)	399,080	0.3	81,848	303,351	13,859	22	-	-	338,655
Securitized real estate loans	1,233,403	46,370	1,279,773	1.1	-	-	-	-	-	1,279,773	1,531,959
Fund quotas	198,943	-	198,943	0.2	198,943	-	-	-	-	-	319,254
Debentures	32,007,705	544,413	32,552,118	27.8	17,622	128,797	482,738	5,828,796	1,903,492	24,190,673	21,579,693
Eurobonds and other	3,155,332	40,832	3,196,164	2.7	639,653	219,289	116,084	529,050	685,105	1,006,983	6,053,944
Financial bills	28,851	(4)	28,847	0.0	28,847	-	-	-	-	-	608,650
Promissory notes	2,266,881	20,771	2,287,652	2.0	-	10,481	542,089	621,251	314,626	799,205	1,048,596
Other	631,908	17,953	649,861	0.6	-	-	-	-	-	649,861	619,955
Total	**112,926,872**	**3,991,115**	**116,917,987**	**100.0**	**3,480,683**	**5,351,487**	**5,271,616**	**14,776,992**	**15,944,395**	**72,092,814**	**100,897,444**
% per maturity term					3.0	4.6	4.5	12.6	13.6	61.7	
Total – 06/30/2018	**102,756,018**	**(1,858,574)**	**100,897,444**	**100.0**	**4,599,914**	**3,507,383**	**5,811,481**	**7,895,458**	**20,914,528**	**58,168,680**	
% per maturity term					4.6	3.5	5.8	7.8	20.7	57.6	

At June 30, 2018, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 2,677 with maturity from 181 to 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 73

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 06/30/2019, not considered in results, is an impairment loss of R$ 296,619 (R$ 393,189 at 06/30/2018).

	06/30/2019									06/30/2018	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	**29,827,502**	**77.2**	**-**	**-**	**1,031,369**	**-**	**9,954,092**	**18,842,041**	**32,517,426**	**27,551,077**	**27,845,438**
National treasury bills	4,031,957	10.4	-	-	-	-	4,031,957	-	4,132,557	3,707,489	3,688,010
National treasury notes	7,025,537	18.2	-	-	-	-	1,856,237	5,169,300	8,644,906	4,714,050	5,321,097
Brazilian external debt bonds	18,770,008	48.6	-	-	1,031,369	-	4,065,898	13,672,741	19,739,963	19,129,538	18,836,331
Government securities - abroad	**312,198**	**0.8**	**40,398**	**-**	**89,616**	**167,282**	**-**	**14,902**	**312,361**	**438,379**	**435,423**
Colombia	297,263	0.8	40,398	-	89,616	167,249	-	-	289,679	423,432	414,610
Uruguay	14,902	-	-	-	-	-	-	14,902	22,681	14,916	20,812
Other	33	-	-	-	-	33	-	-	1	31	1
Corporate securities	**8,470,269**	**22.0**	**329,301**	**177,666**	**254,228**	**11,718**	**53,450**	**7,643,906**	**8,771,319**	**12,889,287**	**13,415,695**
Bank deposit certificate	-	-	-	-	-	-	-	-	-	5	5
Securitized real estate loans	7,702,827	20.0	-	-	-	11,718	53,450	7,637,659	8,003,877	11,781,778	12,308,186
Debentures	6,227	-	-	-	-	-	-	6,227	6,227	6,661	6,661
Eurobonds and other	-	-	-	-	-	-	-	-	-	3,048	3,048
Other	761,215	2.0	329,301	177,666	254,228	-	-	20	761,215	1,097,795	1,097,795
Total	**38,609,969**	**100.0**	**369,699**	**177,666**	**1,375,213**	**179,000**	**10,007,542**	**26,500,849**	**41,601,106**	**40,878,743**	**41,696,556**
% per maturity term			1.0	0.5	3.6	0.5	25.9	68.5			
Total – 06/30/2018	**40,878,743**	**100.0**	**277,464**	**310,223**	**609,913**	**816,510**	**1,227,135**	**37,637,498**			
% per maturity term			0.7	0.8	1.5	2.0	3.0	92.0			

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 74

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,469,218 (R$12,556,112 at 06/30/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 18 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 75 f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,469,218 (R$12,556,112 at 06/30/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 18 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 75

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2019										06/30/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Swaps - adjustment receivable	3,983,614	16,269,085	20,252,699	65.2	54,055	349,614	294,403	2,055,946	4,018,495	13,480,186	10,765,525
Option premiums	3,650,345	(24,418)	3,625,927	11.7	510,273	526,977	431,302	1,310,690	544,217	302,468	5,502,615
Forwards (onshore)	3,655,086	(3,982)	3,651,104	11.8	2,822,131	526,796	81,064	216,384	4,729	-	5,873,759
Credit derivatives	63,434	101,077	164,511	0.5	-	565	3,791	5,293	3,535	151,327	145,703
NDF - Non Deliverable Forward	2,614,298	164,621	2,778,919	8.9	921,607	566,334	459,397	567,079	160,300	104,202	4,681,818
Target flow of swap	5,346	5,673	11,019	0.0	257	165	-	-	10,597	-	68,172
Other derivative financial instruments	246,704	337,570	584,274	1.9	345,795	3,016	525	3,846	10,976	220,116	694,645
Total	**14,218,827**	**16,849,626**	**31,068,453**	**100.0**	**4,654,118**	**1,973,467**	**1,270,482**	**4,159,238**	**4,752,849**	**14,258,299**	**27,732,237**
% per maturity term					15.0	6.4	4.1	13.4	15.3	45.8	
Total - 06/30/2018	**18,299,714**	**9,432,523**	**27,732,237**	**100.0**	**7,762,577**	**2,603,134**	**1,834,277**	**4,208,922**	**2,984,993**	**8,338,334**	
% per maturity term					28.0	9.4	6.6	15.2	10.8	30.0	

	06/30/2019										06/30/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps - difference payable	(7,314,684)	(19,082,976)	(26,397,660)	74.0	(33,293)	(464,294)	(880,733)	(3,458,907)	(7,414,372)	(14,146,061)	(16,492,967)
Option premiums	(3,412,032)	34,346	(3,377,686)	9.5	(263,149)	(453,497)	(477,013)	(1,462,506)	(457,193)	(264,328)	(4,948,601)
Forwards (onshore)	(2,368,938)	(4,403)	(2,373,341)	6.7	(2,373,341)	-	-	-	-	-	(4,855,270)
Credit derivatives	(92,383)	14,139	(78,244)	0.2	-	(162)	(706)	(800)	(1,100)	(75,476)	(139,177)
NDF - Non Deliverable Forward	(3,130,263)	10,443	(3,119,820)	8.7	(1,063,887)	(604,485)	(388,678)	(416,929)	(494,699)	(151,142)	(5,043,243)
Target flow of swap	(53,936)	(180,156)	(234,092)	0.7	(324)	(173)	-	-	(7,055)	(226,540)	(75,675)
Other derivative financial instruments	(20,547)	(53,806)	(74,353)	0.2	(17)	(3,936)	(3,480)	(4,265)	(7,306)	(55,349)	(99,686)
Total	**(16,392,783)**	**(19,262,413)**	**(35,655,196)**	**100**	**(3,734,011)**	**(1,526,547)**	**(1,750,610)**	**(5,343,407)**	**(8,381,725)**	**(14,918,896)**	**(31,654,619)**
% per maturity term					10.5	4.3	4.9	15.0	23.5	41.8	
Total - 06/30/2018	**(24,082,950)**	**(7,571,669)**	**(31,654,619)**	**100.0**	**(6,982,091)**	**(2,556,351)**	**(2,720,870)**	**(5,689,096)**	**(5,244,925)**	**(8,461,286)**	
% per maturity term					22.1	8.1	8.5	18.0	16.6	26.7	

The result of derivative financial instruments in the period totals R$ (250,040) (R$ (1,861,146) at 06/30/2018).

In ITAÚ UNIBANCO HOLDING, market values related to Swap contract positions, involving Interest, totaled R$ (50,700) (R$ (2,009,481) at 06/30/2018), in liability position distributed, R$ (50,700) (R$ (2,008,975) at 06/30/2018) from 31 to 180 days, with no amount as of that date (R$ (506) at 06/30/2018) over 365 days, involving Foreign Currency, totaled R$ 543,399 (R$ 1,993,510 at 06/30/2018), in asset position distributed, R$ 48,969 from 31 to 180 days and R$ 494,430 (R$ 1,993,510 at 06/30/2018) over 365 days. The market values related to the Derivative contract positions, involving Shares, totaled R$ 25,548 (R$ 78,582 at 06/30/2018), in the asset position distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 76

II - Derivatives by index and Risk Fator Balance sheet Adjustment to Memorandum account / account receivable / market value (in Market value Notional amount results / (received) (payable) / paid stockholders' 06/30/2019 06/30/2018 06/30/2019 06/30/2019 equity) 06/30/2019 06/30/2018 Futures contracts 416,529,175 671,074,317 - - - - Purchase commitments 180,875,962 344,816,584 - - - - Shares 952,412 148,224 - - - - Commodities 293,625 64,788 - - - - Interest 161,104,310 326,937,931 - - - - Foreign currency 18,525,615 17,665,641 - - - - Commitments to sell 235,653,213 326,257,733 - - - - Shares 215,358 29,764,663 - - - - Commodities 471,132 437,803 - - - - Interest 213,281,715 237,737,733 - - - - Foreign currency 21,685,008 58,317,534 - - - - Swap contracts (3,331,070) (2,813,891) (6,144,961) (5,727,442) Asset position 967,929,652 970,903,815 3,983,614 16,269,085 20,252,699 10,765,525 Shares - 403,887 - - - - Commodities 35,354 12,168 1,379 232 1,611 202 Interest 950,848,956 960,541,727 3,094,605 15,190,538 18,285,143 9,418,988 Foreign currency 17,045,342 9,946,033 887,630 1,078,315 1,965,945 1,346,335 Liability position 967,929,652 970,903,815 (7,314,684) (19,082,976) (26,397,660) (16,492,967) Shares 76,156 475,503 (9,869) 1,505 (8,364) (6,225) Interest 941,686,211 944,262,101 (6,222,044) (18,911,801) (25,133,845) (13,716,032) Foreign currency 26,167,285 26,166,211 (1,082,771) (172,680) (1,255,451) (2,770,710) Option contracts 1,333,660,333 2,221,819,217 238,313 9,928 248,241 554,014 Purchase commitments - long position 136,161,309 362,985,533 1,957,087 (326,387) 1,630,700 3,977,518 Shares 10,542,803 9,683,327 265,553 267,480 533,033 868,089 Commodities 483,274 867,016 12,967 4,481 17,448 20,564 Interest 82,148,974 297,081,954 342,677 (200,281) 142,396 311,647 Foreign currency 42,986,258 55,353,236 1,335,890 (398,067) 937,823 2,777,218 Commitments to sell - long position 545,445,841 777,115,628 1,693,258 301,969 1,995,227 1,525,097 Shares 12,983,396 11,741,534 370,542 121,550 492,092 610,478 Commodities 189,304 914,246 4,880 (2,304) 2,576 18,931 Interest 481,391,859 728,821,739 419,353 408,261 827,614 622,105 Foreign currency 50,881,282 35,638,109 898,483 (225,538) 672,945 273,583 Purchase commitments - short position 116,268,997 219,044,960 (1,738,593) 557,967 (1,180,626) (3,378,963) Shares 10,188,356 9,048,340 (177,415) (296,390) (473,805) (642,944) Commodities 1,054,994 1,124,701 (15,236) 534 (14,702) (32,485) Interest 67,095,532 157,778,141 (327,483) 269,609 (57,874) (192,239) Foreign currency 37,930,115 51,093,778 (1,218,459) 584,214 (634,245) (2,511,295) Commitments to sell - short position 535,784,186 862,673,096 (1,673,439) (523,621) (2,197,060) (1,569,638) Shares 10,257,137 10,621,948 (231,792) (176,507) (408,299) (487,168) Commodities 181,590 516,606 (5,284) 2,131 (3,153) (9,870) Interest 476,040,529 817,429,970 (430,182) (432,163) (862,345) (773,566) Foreign currency 49,304,930 34,104,572 (1,006,181) 82,918 (923,263) (299,034) Forward contracts 3,659,716 29,554,774 1,286,148 (8,385) 1,277,763 1,018,489 Purchases receivable 838,482 1,342,046 838,910 (6,115) 832,795 1,354,196 Shares 184,820 26,485 184,820 (6,604) 178,216 25,951 Interest 653,662 1,315,561 654,090 489 654,579 1,328,245 Purchases payable - - (654,159) 1 (654,158) (1,327,290) Shares - - (69) - (69) (2) Interest - - (654,090) 1 (654,089) (1,327,288) Sales receivable 1,119,039 8,040,730 2,816,176 2,133 2,818,309 4,519,563 Shares 1,118,627 8,040,730 1,101,227 2,134 1,103,361 1,008,043 Interest 412 - 1,714,949 (1) 1,714,948 3,511,520 Sales deliverable 1,702,195 20,171,998 (1,714,779) (4,404) (1,719,183) (3,527,980) Shares 237 16,730,361 (237) - (237) (11,822) Interest 1,701,958 3,441,637 (1,714,542) (4,404) (1,718,946) (3,516,158) Credit derivatives 9,474,915 8,251,235 (28,949) 115,216 86,267 6,526 Asset position 6,013,672 4,363,192 63,434 101,077 164,511 145,703 Shares 1,734,044 1,834,019 53,578 67,014 120,592 100,403 Commodities 29,700 - 509 1,254 1,763 - Interest 4,249,928 2,317,104 9,347 32,809 42,156 36,908 Foreign currency - 212,069 - - - 8,392 Liability position 3,461,243 3,888,043 (92,383) 14,139 (78,244) (139,177) Shares 1,289,382 1,206,680 (53,326) 11,622 (41,704) (70,374) Commodities 1,916 - (151) 20 (131) - Interest 2,169,945 2,469,294 (38,906) 2,497 (36,409) (60,355) Foreign currency - 212,069 - - - (8,448) NDF - Non Deliverable Forward 257,471,869 239,273,806 (515,965) 175,064 (340,901) (361,425) Asset position 128,864,802 117,353,667 2,614,298 164,621 2,778,919 4,681,818 Commodities 149,514 196,804 11,963 649 12,612 16,288 Foreign currency 128,715,288 117,156,863 2,602,335 163,972 2,766,307 4,665,530 Liability position 128,607,067 121,920,139 (3,130,263) 10,443 (3,119,820) (5,043,243) Commodities 259,333 124,914 (16,992) 5,356 (11,636) (10,409) Foreign currency 128,347,734 121,795,225 (3,113,271) 5,087 (3,108,184) (5,032,834) Target flow of swap 1,231,291 954,484 (48,590) (174,483) (223,073) (7,503) Asset position 110,000 126,904 5,346 5,673 11,019 68,172 Interest - - - - - 56,253 Foreign currency 110,000 126,904 5,346 5,673 11,019 11,919 Liability position 1,121,291 827,580 (53,936) (180,156) (234,092) (75,675) Interest - 442,000 - - - (18,453) Foreign currency 1,121,291 385,580 (53,936) (180,156) (234,092) (57,222) Other derivative financial instruments 6,618,747 5,051,444 226,157 283,764 509,921 594,959 Asset position 5,467,474 3,555,013 246,704 337,570 584,274 694,645 Shares 218,263 443,905 1,247 5,002 6,249 33,406 Interest 5,239,247 3,078,014 245,765 (13,908) 231,857 226,194 Foreign currency 9,964 33,094 (308) 346,476 346,168 435,045 Liability position 1,151,273 1,496,431 (20,547) (53,806) (74,353) (99,686) Shares 851,705 1,311,168 (11,456) (44,617) (56,073) (67,362) Commodities 3,871 - (3) (23) (26) - Interest 294,793 85,681 (8,984) (6,361) (15,345) (9,229) Foreign currency 904 99,582 (104) (2,805) (2,909) (23,095) ASSET 14,218,827 16,849,626 31,068,453 27,732,237 LIABILITY (16,392,783) (19,262,413) (35,655,196) (31,654,619) TOTAL (2,173,956) (2,412,787) (4,586,743) (3,922,382) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 06/30/2019 06/30/2018 Futures 115,343,006 109,083,827 102,608,806 89,493,536 416,529,175 671,074,317 Swaps 12,574,199 87,200,251 182,128,777 686,026,425 967,929,652 970,903,815 Options 320,070,183 282,136,719 622,979,663 108,473,768 1,333,660,333 2,221,819,217 Forwards (onshore) 2,810,520 616,339 227,595 5,262 3,659,716 29,554,774 Credit derivatives - 1,236,738 572,447 7,665,730 9,474,915 8,251,235 NDF - Non Deliverable Forward 92,367,213 96,532,370 46,860,909 21,711,377 257,471,869 239,273,806 Target flow of swap 9,091 11,200 - 1,211,000 1,231,291 954,484 Other derivative financial instruments 11,941 353,834 798,809 5,454,163 6,618,747 5,051,444 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 77 II - Derivatives by index and Risk Fator Balance sheet Adjustment to Memorandum account / account receivable / market value (in Market value Notional amount results / (received) (payable) / paid stockholders' 06/30/2019 06/30/2018 06/30/2019 06/30/2019 equity) 06/30/2019 06/30/2018 Futures contracts 416,529,175 671,074,317 - - - - Purchase commitments 180,875,962 344,816,584 - - - - Shares 952,412 148,224 - - - - Commodities 293,625 64,788 - - - - Interest 161,104,310 326,937,931 - - - - Foreign currency 18,525,615 17,665,641 - - - - Commitments to sell 235,653,213 326,257,733 - - - - Shares 215,358 29,764,663 - - - - Commodities 471,132 437,803 - - - - Interest 213,281,715 237,737,733 - - - - Foreign currency 21,685,008 58,317,534 - - - - Swap contracts (3,331,070) (2,813,891) (6,144,961) (5,727,442) Asset position 967,929,652 970,903,815 3,983,614 16,269,085 20,252,699 10,765,525 Shares - 403,887 - - - - Commodities 35,354 12,168 1,379 232 1,611 202 Interest 950,848,956 960,541,727 3,094,605 15,190,538 18,285,143 9,418,988 Foreign currency 17,045,342 9,946,033 887,630 1,078,315 1,965,945 1,346,335 Liability position 967,929,652 970,903,815 (7,314,684) (19,082,976) (26,397,660) (16,492,967) Shares 76,156 475,503 (9,869) 1,505 (8,364) (6,225) Interest 941,686,211 944,262,101 (6,222,044) (18,911,801) (25,133,845) (13,716,032) Foreign currency 26,167,285 26,166,211 (1,082,771) (172,680) (1,255,451) (2,770,710) Option contracts 1,333,660,333 2,221,819,217 238,313 9,928 248,241 554,014 Purchase commitments - long position 136,161,309 362,985,533 1,957,087 (326,387) 1,630,700 3,977,518 Shares 10,542,803 9,683,327 265,553 267,480 533,033 868,089 Commodities 483,274 867,016 12,967 4,481 17,448 20,564 Interest 82,148,974 297,081,954 342,677 (200,281) 142,396 311,647 Foreign currency 42,986,258 55,353,236 1,335,890 (398,067) 937,823 2,777,218 Commitments to sell - long position 545,445,841 777,115,628 1,693,258 301,969 1,995,227 1,525,097 Shares 12,983,396 11,741,534 370,542 121,550 492,092 610,478 Commodities 189,304 914,246 4,880 (2,304) 2,576 18,931 Interest 481,391,859 728,821,739 419,353 408,261 827,614 622,105 Foreign currency 50,881,282 35,638,109 898,483 (225,538) 672,945 273,583 Purchase commitments - short position 116,268,997 219,044,960 (1,738,593) 557,967 (1,180,626) (3,378,963) Shares 10,188,356 9,048,340 (177,415) (296,390) (473,805) (642,944) Commodities 1,054,994 1,124,701 (15,236) 534 (14,702) (32,485) Interest 67,095,532 157,778,141 (327,483) 269,609 (57,874) (192,239) Foreign currency 37,930,115 51,093,778 (1,218,459) 584,214 (634,245) (2,511,295) Commitments to sell - short position 535,784,186 862,673,096 (1,673,439) (523,621) (2,197,060) (1,569,638) Shares 10,257,137 10,621,948 (231,792) (176,507) (408,299) (487,168) Commodities 181,590 516,606 (5,284) 2,131 (3,153) (9,870) Interest 476,040,529 817,429,970 (430,182) (432,163) (862,345) (773,566) Foreign currency 49,304,930 34,104,572 (1,006,181) 82,918 (923,263) (299,034) Forward contracts 3,659,716 29,554,774 1,286,148 (8,385) 1,277,763 1,018,489 Purchases receivable 838,482 1,342,046 838,910 (6,115) 832,795 1,354,196 Shares 184,820 26,485 184,820 (6,604) 178,216 25,951 Interest 653,662 1,315,561 654,090 489 654,579 1,328,245 Purchases payable - - (654,159) 1 (654,158) (1,327,290) Shares - - (69) - (69) (2) Interest - - (654,090) 1 (654,089) (1,327,288) Sales receivable 1,119,039 8,040,730 2,816,176 2,133 2,818,309 4,519,563 Shares 1,118,627 8,040,730 1,101,227 2,134 1,103,361 1,008,043 Interest 412 - 1,714,949 (1) 1,714,948 3,511,520 Sales deliverable 1,702,195 20,171,998 (1,714,779) (4,404) (1,719,183) (3,527,980) Shares 237 16,730,361 (237) - (237) (11,822) Interest 1,701,958 3,441,637 (1,714,542) (4,404) (1,718,946) (3,516,158) Credit derivatives 9,474,915 8,251,235 (28,949) 115,216 86,267 6,526 Asset position 6,013,672 4,363,192 63,434 101,077 164,511 145,703 Shares 1,734,044 1,834,019 53,578 67,014 120,592 100,403 Commodities 29,700 - 509 1,254 1,763 - Interest 4,249,928 2,317,104 9,347 32,809 42,156 36,908 Foreign currency - 212,069 - - - 8,392 Liability position 3,461,243 3,888,043 (92,383) 14,139 (78,244) (139,177) Shares 1,289,382 1,206,680 (53,326) 11,622 (41,704) (70,374) Commodities 1,916 - (151) 20 (131) - Interest 2,169,945 2,469,294 (38,906) 2,497 (36,409) (60,355) Foreign currency - 212,069 - - - (8,448) NDF - Non Deliverable Forward 257,471,869 239,273,806 (515,965) 175,064 (340,901) (361,425) Asset position 128,864,802 117,353,667 2,614,298 164,621 2,778,919 4,681,818 Commodities 149,514 196,804 11,963 649 12,612 16,288 Foreign currency 128,715,288 117,156,863 2,602,335 163,972 2,766,307 4,665,530 Liability position 128,607,067 121,920,139 (3,130,263) 10,443 (3,119,820) (5,043,243) Commodities 259,333 124,914 (16,992) 5,356 (11,636) (10,409) Foreign currency 128,347,734 121,795,225 (3,113,271) 5,087 (3,108,184) (5,032,834) Target flow of swap 1,231,291 954,484 (48,590) (174,483) (223,073) (7,503) Asset position 110,000 126,904 5,346 5,673 11,019 68,172 Interest - - - - - 56,253 Foreign currency 110,000 126,904 5,346 5,673 11,019 11,919 Liability position 1,121,291 827,580 (53,936) (180,156) (234,092) (75,675) Interest - 442,000 - - - (18,453) Foreign currency 1,121,291 385,580 (53,936) (180,156) (234,092) (57,222) Other derivative financial instruments 6,618,747 5,051,444 226,157 283,764 509,921 594,959 Asset position 5,467,474 3,555,013 246,704 337,570 584,274 694,645 Shares 218,263 443,905 1,247 5,002 6,249 33,406 Interest 5,239,247 3,078,014 245,765 (13,908) 231,857 226,194 Foreign currency 9,964 33,094 (308) 346,476 346,168 435,045 Liability position 1,151,273 1,496,431 (20,547) (53,806) (74,353) (99,686) Shares 851,705 1,311,168 (11,456) (44,617) (56,073) (67,362) Commodities 3,871 - (3) (23) (26) - Interest 294,793 85,681 (8,984) (6,361) (15,345) (9,229) Foreign currency 904 99,582 (104) (2,805) (2,909) (23,095) ASSET 14,218,827 16,849,626 31,068,453 27,732,237 LIABILITY (16,392,783) (19,262,413) (35,655,196) (31,654,619) TOTAL (2,173,956) (2,412,787) (4,586,743) (3,922,382) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 06/30/2019 06/30/2018 Futures 115,343,006 109,083,827 102,608,806 89,493,536 416,529,175 671,074,317 Swaps 12,574,199 87,200,251 182,128,777 686,026,425 967,929,652 970,903,815 Options 320,070,183 282,136,719 622,979,663 108,473,768 1,333,660,333 2,221,819,217 Forwards (onshore) 2,810,520 616,339 227,595 5,262 3,659,716 29,554,774 Credit derivatives - 1,236,738 572,447 7,665,730 9,474,915 8,251,235 NDF - Non Deliverable Forward 92,367,213 96,532,370 46,860,909 21,711,377 257,471,869 239,273,806 Target flow of swap 9,091 11,200 - 1,211,000 1,231,291 954,484 Other derivative financial instruments 11,941 353,834 798,809 5,454,163 6,618,747 5,051,444 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 77

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2019							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**323,248,237**	**18,257,405**	**1,149,206,060**	**1,303,790**	**134,127**	**58,350,828**	**-**	**-**
Over-the-counter market	**93,280,938**	**949,672,247**	**184,454,273**	**2,355,926**	**9,340,788**	**199,121,041**	**1,231,291**	**6,618,747**
Financial institutions	92,937,603	670,701,719	138,246,586	1,150,460	9,340,022	114,443,504	-	4,974,296
Companies	343,335	230,679,841	45,876,013	1,205,466	766	83,610,383	1,231,291	1,644,451
Individuals	-	48,290,687	331,674	-	-	1,067,154	-	-
Total	**416,529,175**	**967,929,652**	**1,333,660,333**	**3,659,716**	**9,474,915**	**257,471,869**	**1,231,291**	**6,618,747**
Total – 06/30/2018	**671,074,317**	**970,903,815**	**2,221,819,217**	**29,554,774**	**8,251,235**	**239,273,806**	**954,484**	**5,051,444**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019

78

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	06/30/2019			06/30/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,982,069)	2,492,846	(4,489,223)	(6,941,034)	1,310,201	(5,630,833)
Total	**(6,982,069)**	**2,492,846**	**(4,489,223)**	**(6,941,034)**	**1,310,201**	**(5,630,833)**

The effect on the reference equity (Note 18c) was R$ 75,137 (R$ 107,845 at 06/30/2018).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 79

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	06/30/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	25,301,906	(2,758,347)	(3,758,656)	26,075,536	(2,763,182)
Hedge of assets transactions	1,600,022	-	138,350	138,350	1,739,150	138,464
Hedge of asset-backed securities under repurchase agreements	11,882,586	-	524,947	524,947	13,013,643	524,947
Hedge of UF - denominated assets	8,229,104	-	24,688	24,688	8,204,416	24,628
Hedge of funding	-	2,196,350	(19,206)	(20,698)	2,170,345	(19,206)
Hedge of loan operations	282,576	-	11,472	11,472	271,104	13,278
Variable costs risks						
Hedge of highly probable forecast transactions	19,052,515	-	(138,976)	(138,976)	19,052,296	(138,976)
Foreign exchange risk						
Hedge of highly probable forecast transactions	4,990,994	-	(52,383)	(52,383)	4,990,994	(52,383)
Total	**46,037,797**	**27,498,256**	**(2,269,455)**	**(3,271,256)**	**75,517,484**	**(2,272,430)**

Strategies	06/30/2018					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	25,756,957	(1,131,502)	(2,971,700)	24,808,215	(1,131,728)
Hedge of assets transactions	8,064,241	-	247,827	247,827	8,312,193	247,829
Hedge of asset-backed securities under repurchase agreements	35,779,721	-	169,587	169,588	36,454,413	169,587
Hedge of UF - denominated assets	13,274,417	-	(47,851)	(47,851)	13,274,417	(53,970)
Hedge of funding	-	3,193,658	(9,753)	(9,753)	3,193,658	(9,278)
Hedge of loan operations	283,872	-	5,690	5,690	283,872	5,428
Foreign exchange risk						
Hedge of highly probable forecast transactions	113,997	-	4,237	4,237	113,997	4,237
Total	**57,516,248**	**28,950,615**	**(761,765)**	**(2,601,962)**	**86,440,765**	**(767,895)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 80

Hedge Instruments	06/30/2019						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	40,828,329	441,250	-	(2,099,771)	(2,095,050)	(4,721)	-
Interest rate Swap	10,645,865	2,189,551	8,513,426	18,700	16,954	1,746	-
Foreign exchange risk [4]							
DDI Future	24,043,290	-	4,841,854	(191,359)	(191,359)	-	-
Total	**75,517,484**	**2,630,801**	**13,355,280**	**(2,272,430)**	**(2,269,455)**	**(2,975)**	**-**

Hedge Instruments	06/30/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	69,574,821	18,743	12,484	(714,312)	(714,088)	(224)	-
Interest rate Swap	16,751,947	128,749	15,113	(57,820)	(51,914)	(5,906)	-
Foreign exchange risk [4]							
Option	113,997	4,237	-	4,237	4,237	-	-
Total	**86,440,765**	**151,729**	**27,597**	**(767,895)**	**(761,765)**	**(6,130)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,446,029) (R$ (1,627,142 at 06/30/2018). In the period ended 06/30/2019 was recognized amount of R$ (427,723) in result.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 81

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	06/30/2019						
	Hedge Item					Hedge Instruments	
Strategies	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,595,600	-	6,808,464	-	212,864	6,595,600	(215,829)
Hedge of funding	-	9,049,271	-	8,561,045	(488,226)	9,049,271	487,048
Hedge of available-for-sale securities	10,186,029	-	10,941,632	-	755,603	10,783,281	(749,080)
Total	**16,781,629**	**9,049,271**	**17,750,096**	**8,561,045**	**480,241**	**26,428,152**	**(477,861)**

	06/30/2018						
	Hedge Item					Hedge Instruments	
Strategies	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,097,434	-	7,152,802	-	55,368	7,097,434	(55,950)
Hedge of funding	-	12,146,289	-	12,173,942	27,653	12,146,289	(30,663)
Hedge of available-for-sale securities	943,800	-	978,114	-	34,314	943,800	(38,913)
Total	**8,041,234**	**12,146,289**	**8,130,916**	**12,173,942**	**117,335**	**20,187,523**	**(125,526)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 82

Hedge Instruments	06/30/2019				
	Nominal Value	Book value [1]		Variation in value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	16,875,726	421,889	289,981	115,445	(6,253)
Others Derivatives	9,552,426	-	9,180,285	(593,306)	8,633
Total [2]	**26,428,152**	**421,889**	**9,470,266**	**(477,861)**	**2,380**

Hedge Instruments	06/30/2018				
	Nominal Value	Book value [1]		Variation in value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	20,187,523	21,381	158,377	(125,526)	(8,191)
Total	**20,187,523**	**21,381**	**158,377**	**(125,526)**	**(8,191)**

(1) Recorded under heading Derivative financial instruments.

(2) In the period, the amount of R$ 330,887 is no longer qualified as hedge, with effect on result of R$ (16,372).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 83

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	06/30/2019					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,322,602	(5,143,673)	(5,143,673)	12,472,102	(5,178,047)
Total	**-**	**14,322,602**	**(5,143,673)**	**(5,143,673)**	**12,472,102**	**(5,178,047)**

Strategies	06/30/2018					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,743,782	(6,242,064)	(6,242,064)	12,604,398	(6,276,438)
Total	**-**	**14,743,782**	**(6,242,064)**	**(6,242,064)**	**12,604,398**	**(6,276,438)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 84

Hedge Instruments	06/30/2019						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,682,280	-	10,876	(8,011,720)	(7,951,798)	(59,922)	-
Forward	(1,454,219)	587,912	-	436,653	413,607	23,046	-
NDF - Non Deliverable Forward	(13,021,557)	20,887	-	2,276,854	2,272,603	4,251	-
Financial Assets	(734,402)	734,402	-	120,166	121,915	(1,749)	-
Total	**12,472,102**	**1,343,201**	**10,876**	**(5,178,047)**	**(5,143,673)**	**(34,374)**	**-**

Hedge Instruments	06/30/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,806,294	-	135,788	(8,637,443)	(8,577,521)	(59,922)	-
Forward	(1,448,864)	1,184,433	-	761,246	738,200	23,046	-
NDF - Non Deliverable Forward	(13,056,425)	365,281	-	1,551,346	1,547,095	4,251	-
Financial Assets	(696,607)	696,607	-	48,413	50,162	(1,749)	-
Total	**12,604,398**	**2,246,321**	**135,788**	**(6,276,438)**	**(6,242,064)**	**(34,374)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 85

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	06/30/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	3,106,924	8,930,780	1,551,474	8,191,853	-	4,294,505	-	**26,075,536**
Hedge of highly probable anticipated transactions	24,043,290	-	-	-	-	-	-	**24,043,290**
Hedge of assets transactions	-	1,739,150	-	-	-	-	-	**1,739,150**
Hedge of assets denominated in UF	4,932,812	3,214,996	56,608	-	-	-	-	**8,204,416**
Hedge of funding (Cash flow)	1,937,083	-	-	-	-	233,262	-	**2,170,345**
Hedge of loan operations (Cash flow)	28,240	22,592	192,032	28,240	-	-	-	**271,104**
Hedge of loan operations (Market risk)	269,031	762,657	1,611,972	1,380,337	826,016	881,061	864,526	**6,595,600**
Hedge of funding (Market risk)	1,608,862	157,597	157,599	797,590	-	4,026,694	2,300,929	**9,049,271**
Hedge of available-for-sale securities	4,339,672	1,624,821	-	1,038,671	-	2,951,157	828,960	**10,783,281**
Asset-backed securities under repurchase agreements	7,153,018	1,747,212	-	4,113,413	-	-	-	**13,013,643**
Hedge of net investment in foreign operations (*)	12,472,102	-	-	-	-	-	-	**12,472,102**
Total	**59,891,034**	**18,199,805**	**3,569,685**	**15,550,104**	**826,016**	**12,386,679**	**3,994,415**	**114,417,738**

	06/30/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,415,657	2,544,101	5,022,835	111,575	1,705,507	8,540	-	**24,808,215**
Hedge of highly probable anticipated transactions	97,712	16,285	-	-	-	-	-	**113,997**
Hedge of assets transactions	7,011,873	-	1,300,320	-	-	-	-	**8,312,193**
Hedge of assets denominated in UF	11,227,126	1,988,810	-	58,481	-	-	-	**13,274,417**
Hedge of funding (Cash flow)	1,870,363	508,937	475,486	29,570	-	309,302	-	**3,193,658**
Hedge of loan operations (Cash flow)	-	29,570	23,656	201,076	29,570	-	-	**283,872**
Hedge of loan operations (Market risk)	152,006	285,671	644,901	1,977,559	1,211,989	1,584,553	1,240,755	**7,097,434**
Hedge of funding (Market risk)	140,427	4,036,630	406,061	160,617	818,869	4,142,307	2,441,378	**12,146,289**
Hedge of available-for-sale securities	-	369,600	265,320	-	-	308,880	-	**943,800**
Asset-backed securities under repurchase agreements	25,164,137	6,513,152	1,527,057	-	3,250,067	-	-	**36,454,413**
Hedge of net investment in foreign operations (*)	12,604,398	-	-	-	-	-	-	**12,604,398**
Total	**73,683,699**	**16,292,756**	**9,665,636**	**2,538,878**	**7,016,002**	**6,353,582**	**3,682,133**	**119,232,686**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 86

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management's quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2019 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	32	(1,990)	6,486
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(640)	(37,105)	(81,830)
Foreign Exchange Rates	Prices of Foreign Currencies	619	119,435	308,062
Price Index Linked	Interest of Inflation coupon	(263)	(10,001)	(17,246)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	1,239	24,982	64,860
Other	Exposures that do not fall under the definitions above	200	207	3,071
Total		**1,187**	**95,528**	**283,402**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2019 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(7,303)	(1,123,329)	(2,198,852)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3,205)	(284,746)	(555,914)
Foreign Exchange Rates	Prices of Foreign Currencies	4,270	40,376	128,530
Price Index Linked	Interest of Inflation coupon	(2,277)	(214,721)	(403,436)
TR	TR Linked Interest Rates	352	(49,144)	(123,340)
Equities	Prices of Equities	3,594	(33,753)	(53,587)
Other	Exposures that do not fall under the definitions above	284	(1,004)	(3,258)
Total		**(4,285)**	**(1,666,321)**	**(3,209,857)**

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

- **Scenario I**: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 87

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	06/30/2019										06/30/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**231,767,446**	**114,979,833**	**48,641,343**	**24,246,445**	**8,543,443**	**5,056,171**	**4,683,602**	**5,200,553**	**9,733,495**	**452,852,331**	**432,496,214**
Loans and discounted trade receivables	95,292,335	92,441,035	34,850,247	20,749,769	7,248,196	3,741,178	3,173,956	3,409,790	8,466,655	269,373,161	260,484,531
Financing	58,673,518	15,339,977	11,120,296	2,387,031	750,303	809,160	971,169	1,266,037	905,444	92,222,935	84,802,412
Farming and agribusiness financing	9,308,858	762,560	743,158	58,890	20,467	34,535	20,232	18,419	6,651	10,973,770	8,627,036
Real estate financing	68,492,735	6,436,261	1,927,642	1,050,755	524,477	471,298	518,245	506,307	354,745	80,282,465	78,582,235
Lease operations	**1,508,751**	**4,173,358**	**1,126,154**	**327,464**	**116,072**	**32,251**	**117,689**	**31,299**	**129,172**	**7,562,210**	**8,337,364**
Credit card operations	**348,595**	**72,162,410**	**3,767,531**	**3,015,472**	**1,431,676**	**758,991**	**867,957**	**665,670**	**3,229,919**	**86,248,221**	**72,483,680**
Advance on exchange contracts (1)	**2,888,411**	**594,476**	**678,616**	**101,683**	**69,560**	**17,890**	**21,873**	**-**	**11,856**	**4,384,365**	**4,156,304**
Other sundry receivables (2)	**2,991**	**373,941**	**849**	**68,786**	**49,790**	**157**	**83,372**	**1,047,444**	**234,243**	**1,861,573**	**1,036,162**
Total operations with credit granting characteristics	**236,516,194**	**192,284,018**	**54,214,493**	**27,759,850**	**10,210,541**	**5,865,460**	**5,774,493**	**6,944,966**	**13,338,685**	**552,908,700**	**518,509,724**
Financial Guarantees Provided (3)										**64,658,682**	**70,119,982**
Total with Financial Guarantees Provided	**236,516,194**	**192,284,018**	**54,214,493**	**27,759,850**	**10,210,541**	**5,865,460**	**5,774,493**	**6,944,966**	**13,338,685**	**617,567,382**	**588,629,706**
Total – 06/30/2018	**226,156,712**	**173,712,698**	**49,215,262**	**25,117,587**	**11,349,288**	**5,245,195**	**7,368,402**	**7,096,206**	**13,248,374**	**518,509,724**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial guarantees provided paid;

(3) Recorded in Memorandum accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 88

II – By maturity and risk level

	06/30/2019										06/30/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)										
Falling due installments	-	-	**1,948,933**	**1,853,452**	**1,440,946**	**1,216,646**	**1,331,279**	**1,407,538**	**3,712,656**	**12,911,450**	**12,825,938**
01 to 30	-	-	86,822	89,511	72,644	59,840	60,839	49,244	195,284	614,184	548,494
31 to 60	-	-	66,508	77,385	84,247	52,209	55,762	41,779	175,101	552,991	444,979
61 to 90	-	-	62,718	72,280	66,643	47,360	49,542	39,540	162,106	500,189	501,566
91 to 180	-	-	169,865	204,616	175,481	134,313	146,662	120,074	501,987	1,452,998	1,125,709
181 to 365	-	-	272,503	306,714	271,143	214,619	225,877	268,837	694,168	2,253,861	1,945,952
Over 365	-	-	1,290,517	1,102,946	770,788	708,305	792,597	888,064	1,984,010	7,537,227	8,259,238
Overdue installments	-	-	**993,178**	**1,156,470**	**1,301,165**	**1,103,875**	**1,595,956**	**1,592,769**	**6,291,976**	**14,035,389**	**12,742,540**
01 to 14	-	-	8,118	35,191	30,504	24,861	24,561	29,099	82,277	234,611	234,921
15 to 30	-	-	821,587	145,605	109,834	79,121	55,963	66,056	220,970	1,499,136	1,525,044
31 to 60	-	-	163,473	838,109	208,388	162,138	142,787	94,261	368,368	1,977,524	1,790,073
61 to 90	-	-	-	102,487	861,077	140,862	185,960	114,756	356,013	1,761,155	1,485,460
91 to 180	-	-	-	35,078	91,362	660,412	1,131,260	1,019,771	1,085,749	4,023,632	3,463,515
181 to 365	-	-	-	-	-	36,481	55,425	268,826	4,010,802	4,371,534	4,047,703
Over 365	-	-	-	-	-	-	-	-	167,797	167,797	195,824
Subtotal (a)	-	-	**2,942,111**	**3,009,922**	**2,742,111**	**2,320,521**	**2,927,235**	**3,000,307**	**10,004,632**	**26,946,839**	**25,568,478**
Specific allowance (b)	-	-	**(29,421)**	**(90,298)**	**(274,211)**	**(696,156)**	**(1,463,618)**	**(2,100,215)**	**(10,004,632)**	**(14,658,551)**	**(13,848,834)**
Subtotal - 06/30/2018	-	-	**3,137,159**	**2,874,505**	**2,492,815**	**2,199,147**	**2,665,571**	**2,366,215**	**9,833,066**	**25,568,478**	
	Non-overdue operations										
Falling due installments	**235,613,855**	**190,389,743**	**50,593,066**	**24,491,879**	**7,316,364**	**3,465,505**	**2,798,771**	**3,921,178**	**3,274,463**	**521,864,824**	**489,252,094**
01 to 30	18,207,993	42,775,420	8,688,070	3,799,957	1,372,481	291,609	283,507	335,129	437,926	76,192,092	68,399,613
31 to 60	19,307,793	19,016,854	4,207,704	1,374,940	506,341	200,600	85,545	70,537	189,050	44,959,364	40,231,114
61 to 90	10,110,407	13,245,944	3,374,783	1,070,734	462,688	154,022	82,263	261,806	164,578	28,927,225	24,061,422
91 to 180	25,339,834	25,824,345	6,701,535	2,429,859	820,332	284,187	299,029	442,416	485,038	62,626,575	52,854,751
181 to 365	32,520,271	27,213,112	8,039,358	3,127,903	1,115,270	512,166	368,337	286,191	590,396	73,773,004	63,995,372
Over 365	130,127,557	62,314,068	19,581,616	12,688,486	3,039,252	2,022,921	1,680,090	2,525,099	1,407,475	235,386,564	239,709,822
Overdue up to 14 days	**902,339**	**1,894,275**	**679,316**	**258,049**	**152,066**	**79,434**	**48,487**	**23,481**	**59,590**	**4,097,037**	**3,689,152**
Subtotal (c)	**236,516,194**	**192,284,018**	**51,272,382**	**24,749,928**	**7,468,430**	**3,544,939**	**2,847,258**	**3,944,659**	**3,334,053**	**525,961,861**	**492,941,246**
Generic allowance (d)	-	**(961,420)**	**(512,724)**	**(742,498)**	**(746,843)**	**(1,063,482)**	**(1,423,629)**	**(2,761,261)**	**(3,334,053)**	**(11,545,910)**	**(12,873,816)**
Subtotal - 06/30/2018	**226,156,712**	**173,712,698**	**46,078,103**	**22,243,082**	**8,856,473**	**3,046,048**	**4,702,831**	**4,729,991**	**3,415,308**	**492,941,246**	
Portfolio total (a + c)	**236,516,194**	**192,284,018**	**54,214,493**	**27,759,850**	**10,210,541**	**5,865,460**	**5,774,493**	**6,944,966**	**13,338,685**	**552,908,700**	**518,509,724**
Existing allowance	-	**(961,420)**	**(542,145)**	**(832,796)**	**(1,021,054)**	**(2,537,715)**	**(5,773,916)**	**(6,944,271)**	**(13,338,685)**	**(33,090,509)**	**(36,118,342)**
Minimum required (b + d)	-	(961,420)	(542,145)	(832,796)	(1,021,054)	(1,759,638)	(2,887,247)	(4,861,476)	(13,338,685)	(26,204,461)	(26,722,650)
Additional	-	-	-	-	-	(778,077)	(2,886,669)	(2,082,795)	-	(6,886,048)	(9,395,692)
Financial Guarantees (3)	-	-	-	-	-	-	-	-	-	(1,138,507)	(1,810,014)
Additional (4)	-	-	-	-	-	(778,077)	(2,886,669)	(2,082,795)	-	(5,747,541)	(7,585,678)
Portfolio total at 06/30/2018	**226,156,712**	**173,712,698**	**49,215,262**	**25,117,587**	**11,349,288**	**5,245,195**	**7,368,402**	**7,096,206**	**13,248,374**	**518,509,724**	
Existing allowance at 06/30/2018	-	**(868,563)**	**(492,153)**	**(753,528)**	**(1,134,929)**	**(3,347,620)**	**(7,367,665)**	**(7,095,496)**	**(13,248,374)**	**(36,118,342)**	
Minimum required	-	(868,563)	(492,153)	(753,528)	(1,134,929)	(1,573,558)	(3,684,201)	(4,967,344)	(13,248,374)	(26,722,650)	
Additional	-	-	-	-	-	(1,774,062)	(3,683,464)	(2,128,152)	-	(9,395,692)	
Financial Guarantees (3)	-	-	-	-	-	-	-	-	-	(1,810,014)	
Additional (4)	-	-	-	-	-	(1,774,062)	(3,683,464)	(2,128,152)	-	(7,585,678)	

(1) *Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;*

(2) *The balance of non-accrual operations amounts to R$ 19,523,509 (R$ 17,975,644 at 06/30/2018);*

(3) *Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;*

(4) *Related to expected and potential loss.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 89

III – By business sector

	06/30/2019	%	06/30/2018	%
Public Sector	**552,259**	**0.1%**	**1,579,741**	**0.3%**
Energy	-	0.0%	12,758	0.0%
Petrochemical and chemical	229,906	0.0%	1,195,596	0.2%
Sundry	322,353	0.1%	371,387	0.1%
Private sector	**552,356,441**	**99.9%**	**516,929,983**	**99.7%**
Companies	**269,802,049**	**48.8%**	**261,375,473**	**50.4%**
Sugar and alcohol	5,179,877	0.9%	6,172,873	1.2%
Agribusiness and fertilizers	17,869,484	3.2%	16,409,452	3.2%
Food and beverage	16,109,495	2.9%	13,368,818	2.6%
Banks and other financial institutions	8,857,972	1.6%	7,887,734	1.5%
Capital assets	4,919,031	0.9%	4,240,696	0.8%
Pulp and paper	1,282,600	0.2%	2,054,249	0.4%
Publishing and printing	1,090,413	0.2%	953,158	0.2%
Electronic and IT	4,837,423	0.9%	4,123,746	0.8%
Packaging	2,282,325	0.4%	2,330,797	0.4%
Energy and sewage	8,462,371	1.5%	10,105,488	1.9%
Education	1,916,628	0.3%	2,136,741	0.4%
Pharmaceuticals and cosmetics	5,763,703	1.0%	5,270,024	1.0%
Real estate agents	20,351,842	3.7%	19,532,251	3.8%
Entertainment and tourism	4,951,829	0.9%	4,629,420	0.9%
Wood and furniture	2,964,349	0.6%	2,799,838	0.5%
Construction materials	4,692,955	0.9%	4,687,740	0.9%
Steel and metallurgy	8,001,711	1.5%	7,710,391	1.5%
Media	572,634	0.1%	591,580	0.1%
Mining	5,106,091	0.9%	6,019,960	1.3%
Infrastructure work	9,279,045	1.7%	9,418,459	1.8%
Oil and gas (*)	6,257,759	1.1%	5,232,806	1.0%
Petrochemical and chemical	8,956,280	1.6%	7,957,060	1.5%
Health care	2,911,407	0.5%	2,409,620	0.5%
Insurance, reinsurance and pension plans	76,897	0.0%	33,672	0.0%
Telecommucations	2,196,764	0.4%	2,137,602	0.4%
Third sector	1,336,128	0.3%	2,142,326	0.4%
Tradings	1,820,411	0.3%	1,982,400	0.4%
Transportation	16,585,309	3.0%	14,636,402	2.8%
Domestic appliances	1,926,590	0.4%	1,791,026	0.3%
Vehicles and autoparts	11,870,654	2.2%	11,327,611	2.2%
Clothing and shoes	4,483,822	0.8%	4,613,300	0.9%
Commerce - sundry	18,416,888	3.3%	16,109,941	3.1%
Industry - sundry	9,338,491	1.7%	8,861,766	1.7%
Sundry services	38,368,454	6.9%	37,933,951	7.3%
Sundry	10,764,417	2.0%	13,762,575	2.7%
Individuals	**282,554,392**	**51.1%**	**255,554,510**	**49.3%**
Credit cards	84,761,646	15.3%	71,528,025	13.8%
Real estate financing	71,515,836	12.9%	68,050,763	13.1%
Consumer loans / overdraft	108,583,597	19.7%	100,545,004	19.4%
Vehicles	17,693,313	3.2%	15,430,718	3.0%
Grand total	**552,908,700**	**100.0%**	**518,509,724**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	06/30/2019		06/30/2018	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	31,779,807	(450,170)	34,987,221	(942,083)
Sundry bank guarantees	21,388,348	(558,483)	23,126,333	(690,630)
Other financial guarantees provided	6,765,653	(68,999)	6,035,350	(106,513)
Tied to the distribution of marketable securities by Public Offering	250,000	(6)	1,259,330	(5,883)
Restricted to bids, auctions, service provision or execution of works	3,045,464	(22,690)	3,843,912	(55,896)
Restricted to supply of goods	897,297	(31,890)	674,027	(7,482)
Restricted to international trade of goods	532,113	(6,269)	193,809	(1,527)
Total	**64,658,682**	**(1,138,507)**	**70,119,982**	**(1,810,014)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 90

b) Credit concentration

Loan, lease and other credit operations (*)	06/30/2019		06/30/2018	
	Risk	% of total	Risk	% of total
Largest debtor	5,243,663	0.8	5,501,637	0.9
10 largest debtors	28,982,111	4.7	31,603,416	5.4
20 largest debtors	43,912,647	7.1	48,118,355	8.2
50 largest debtors	70,661,608	11.4	74,084,111	12.6
100 largest debtors	95,875,769	15.5	100,498,166	17.1

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	06/30/2019		06/30/2018	
	Risk	% of total	Risk	% of total
Largest debtor	6,399,832	0.9	7,761,378	1.2
10 largest debtors	45,239,507	6.4	42,937,624	6.4
20 largest debtors	68,946,692	9.7	67,516,521	10.0
50 largest debtors	114,275,759	16.0	108,966,699	16.2
100 largest debtors	150,309,012	21.1	144,135,923	21.4

(*) Amounts include financial guarantees provided.

c) Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to 06/30/2019	01/01 to 06/30/2018
Opening balance	**(34,260,632)**	**(37,309,465)**
Net increase for the period	(8,415,726)	(7,545,575)
Required by Resolution nº. 2,682/99	(9,040,507)	(8,260,039)
Required by Resolution nº. 4,512/16	(2,813)	139,630
Additional	627,594	574,834
Write-Off	9,400,399	9,493,450
Others, mainly foreign exchange	185,450	(756,752)
Closing balance (1)	**(33,090,509)**	**(36,118,342)**
Required by Resolution nº. 2,682/99	(26,204,461)	(26,722,650)
Specific (2)	(14,658,551)	(13,848,834)
Generic (3)	(11,545,910)	(12,873,816)
Additional allowance	(6,886,048)	(9,395,692)
For Financial Guarantees Provided required by Resolution nº. 4,512/16 (4)	(1,138,507)	(1,810,014)
Additional	(5,747,541)	(7,585,678)
Existing allowance	**(33,090,509)**	**(36,118,342)**
Provision delay	(10,666,251)	(9,999,242)
Provision aggravated	(9,514,097)	(10,024,498)
Provision potential	(12,910,161)	(16,094,602)

(1) The allowance for loan losses related to the lease portfolio amounts to: R$ (273,386) (R$ (356,297) at 06/30/2018);
(2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(3) For operations not covered in the previous item due to the classification of the client or operation;
(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 06/30/2019, the balance of the allowance in relation to the loan portfolio is equivalent to 6.0% (7.0% at 06/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 91

d) Renegotiation of credits

	06/30/2019			06/30/2018		
	Portfolio [(1)]	Allowance for Loan Losses	%	Portfolio [(1)]	Allowance for Loan Losses	%
Total renegotiated loans	26,949,599	(10,559,586)	39.2%	27,457,500	(10,958,849)	39.9%
(-) Renegotiated loans overdue up to 30 days[(2)]	(11,362,857)	3,024,370	26.6%	(9,946,871)	2,321,790	23.3%
Renegotiated loans overdue over 30 days[(2)]	15,586,742	(7,535,216)	48.3%	17,510,629	(8,637,059)	49.3%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 107,933 (R$ 125,951 at 06/30/2018);

(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	06/30/2019				06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets							
Loan operations	135,518	-	8,357,145	8,492,663	9,635,919	83,751	848,038
Liabilities - restricted operations on assets							
Foreign borrowing through securities	135,518	808,853	8,354,393	9,298,764	9,537,067	(54,307)	(855,542)
Net revenue from restricted operations						**29,444**	**(7,504)**

At 06/30/2019 and 06/30/2018 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 92

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2019				06/30/2018			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,634,487	1,662,840	1,627,976	1,656,329	2,103,033	2,018,831	2,096,250	2,012,048
Working capital	1,789,731	1,789,731	1,754,909	1,754,909	2,505,204	2,505,204	2,437,154	2,437,154
Other [2]	-	-	2,541	2,541	-	-	5,154	5,154
Total	**3,424,218**	**3,452,571**	**3,385,426**	**3,413,779**	**4,608,237**	**4,524,035**	**4,538,558**	**4,454,356**

(1) Under Other sundry liabilities;

(2) Assignment of operations that had already been written down to losses.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 53,473 in the period from January 1 to June 30, 2019 (R$ 12,291 from January 1 to June 30, 2018), net of the Allowance for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 93

Note 7 – Funding, borrowing and onlending

a) Summary

	06/30/2019					06/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	269,451,859	31,053,912	15,320,224	147,433,094	463,259,089	426,595,425
Deposits received under securities repurchase agreements	258,677,365	4,660,787	2,624,746	50,580,233	316,543,131	315,553,902
Funds from acceptance and issuance of securities	6,915,048	22,698,139	30,211,782	65,511,217	125,336,186	115,008,431
Borrowing and onlending	12,164,533	21,583,830	22,783,273	16,256,583	72,788,219	61,872,480
Subordinated debt	12,710	11,550	3,928,091	48,015,537	51,967,888	53,925,330
Total	**547,221,515**	**80,008,218**	**74,868,116**	**327,796,664**	**1,029,894,513**	**972,955,568**
% per maturity term	53.1	7.8	7.3	31.8	**100.0**	
Total – 06/30/2018	**453,789,813**	**95,123,743**	**65,581,303**	**358,460,709**	**972,955,568**	
% per maturity term	46.7	9.8	6.7	36.8	**100.0**	

b) Deposits

	06/30/2019					06/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**196,096,272**	**31,053,912**	**15,320,224**	**147,433,094**	**389,903,502**	**355,946,909**
Time deposits	57,841,194	30,819,643	14,655,258	147,204,869	250,520,964	225,762,188
Savings accounts	137,568,103	-	-	-	137,568,103	127,341,701
Interbank	686,975	234,269	664,966	228,225	1,814,435	2,843,020
Non-interest bearing deposits	**73,355,587**	**-**	**-**	**-**	**73,355,587**	**70,648,516**
Demand deposits	73,352,489	-	-	-	73,352,489	70,645,868
Other deposits	3,098	-	-	-	3,098	2,648
Total	**269,451,859**	**31,053,912**	**15,320,224**	**147,433,094**	**463,259,089**	**426,595,425**
% per maturity term	58.2	6.7	3.3	31.8	**100.0**	
Total – 06/30/2018	**226,914,326**	**35,683,256**	**21,228,034**	**142,769,809**	**426,595,425**	
% per maturity term	53.1	8.4	5.0	33.5	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days (R$ 5,853,095 at 06/30/2018) and over 365 days (R$ 7,509,763 at 06/30/2018), totaling (R$ 13,362,858 at 06/30/2018) and Demand deposits with maturity within 0 to 30 days amouting to R$ 4,538,612 (R$ 13,510,406 at 06/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 94

c) Deposits received under securities repurchase agreements

	06/30/2019					06/30/2018
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**45,481,068**	**3,179,965**	**2,313,842**	**4,371,163**	**55,346,038**	**87,284,953**
Government securities	33,520,846	-	4,569	-	33,525,415	45,084,493
Corporate Securities	9,975,949	-	-	-	9,975,949	6,448,583
Own issue	1,486,037	3,100,642	1,719,864	4,119,750	10,426,293	35,391,793
Foreign	498,236	79,323	589,409	251,413	1,418,381	360,084
Third-party portfolio	**205,004,708**	**-**	**-**	**-**	**205,004,708**	**155,282,912**
Free portfolio	**8,191,589**	**1,480,822**	**310,904**	**46,209,070**	**56,192,385**	**72,986,037**
Total	**258,677,365**	**4,660,787**	**2,624,746**	**50,580,233**	**316,543,131**	**315,553,902**
% per maturity term	81.7	1.5	0.8	16.0	**100.0**	
Total – 06/30/2018	**215,280,308**	**11,339,012**	**14,853,486**	**74,081,096**	**315,553,902**	
% per maturity term	68.2	3.6	4.7	23.5	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 95

d) Funds from acceptance and issuance of securities

	06/30/2019					06/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**4,993,481**	**11,909,281**	**26,094,843**	**34,433,585**	**77,431,190**	**67,147,113**
Bills of financial	2,330,367	1,638,502	14,599,124	25,890,832	44,458,825	34,855,585
Bills of real estate	1,453,565	5,486,273	2,851,401	805,184	10,596,423	14,830,329
Bills of credit related to agribusiness	1,209,549	4,784,506	8,644,318	6,120,490	20,758,863	17,461,199
Mortgage notes	-	-	-	1,617,079	1,617,079	-
Non-trade related – issued abroad	**1,918,309**	**10,510,861**	**3,883,021**	**30,200,415**	**46,512,606**	**43,468,269**
Brazil risk note programme	5,501	147,739	689,981	4,120,086	4,963,307	2,697,859
Structure note issued	68,625	836,010	816,545	3,786,301	5,507,481	5,833,140
Bonds	-	9,275,029	2,349,875	16,388,225	28,013,129	26,906,180
Fixed rate notes	-	-	-	4,933,205	4,933,205	4,923,257
Eurobonds	38,325	107,573	-	11,738	157,636	11,763
Mortgage notes	5,121	8,271	26,620	213,556	253,568	338,475
Other	1,800,737	136,239	-	747,304	2,684,280	2,757,595
Structured Operations Certificates (*)	**3,258**	**277,997**	**233,918**	**877,217**	**1,392,390**	**4,393,049**
Total	**6,915,048**	**22,698,139**	**30,211,782**	**65,511,217**	**125,336,186**	**115,008,431**
% per maturity term	5.5	18.1	24.1	52.3	**100.0**	
Total – 06/30/2018	**5,925,540**	**23,721,309**	**14,738,530**	**70,623,052**	**115,008,431**	
% per maturity term	5.2	20.6	12.8	61.4	**100.0**	

(*) As of 06/30/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,491,240 (R$ 4,546,092 at 06/30/2018).

ITAÚ UNIBANCO HOLDING's portfolio is composed of *Fixed Rate Notes* with maturities over 365 days amount to R$ 1,550 and *Brazil Risk Note* Programme with maturities of 31 days to 180 days (R$ 31,420 at 06/30/2018) and over 365 days amount (R$ 77,070 at 06/30/2018), totaling R$ 1,550 (R$ 108,490 at 06/30/2018).

Guaranteed Real Estate Notes

Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The credit portfolio linked to LIGs corresponds to 0.11% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	06/30/2019
Real state loans	1,492,243
Government securities - Brazil	294,949
Total asset portfolio	**1,787,192**
Total adjusted asset portfolio	**1,716,398**
Liabilities for issue of LIGs	**1,617,079**
Remuneration of the Fiduciary Agent	**143**

II - Requirements of asset portfolio

	06/30/2019
Breakdown	**86.9%**
Sufficiency	
Notional amount	106.1%
Present value under stress	104.9%
Weighted average term	
Of the asset portfolio	39.9 monthly
Of outstandings LIGs	30.9 monthly
Liquidity	
Net assets	294,949

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 96

e) **Borrowing and onlending**

	06/30/2019					06/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**9,142,477**	**20,072,354**	**21,476,585**	**7,482,284**	**58,173,700**	**41,651,708**
Domestic	2,797,908	-	-	1,664	2,799,572	1,159,547
Foreign (*)	6,344,569	20,072,354	21,476,585	7,480,620	55,374,128	40,492,161
Onlending - Domestic – official institutions	**3,022,056**	**1,511,476**	**1,306,688**	**8,774,299**	**14,614,519**	**20,220,772**
BNDES	132,827	794,377	624,589	5,355,155	6,906,948	9,405,148
FINAME	2,885,122	635,640	654,133	2,927,146	7,102,041	10,269,587
Other	4,107	81,459	27,966	491,998	605,530	546,037
Total	**12,164,533**	**21,583,830**	**22,783,273**	**16,256,583**	**72,788,219**	**61,872,480**
% per maturity term	16.7	29.7	31.3	22.3	**100.0**	
Total – 06/30/2018	**5,452,463**	**19,842,257**	**14,444,124**	**22,133,636**	**61,872,480**	
% per maturity term	8.8	32.1	23.3	35.8	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 97

f) Subordinated debt, including perpetual ones

	06/30/2019					06/30/2018
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	12,710	11,550	49,026	4,864,354	4,937,640	9,433,300
Euronotes	-	-	3,880,997	26,448,140	30,329,137	30,593,657
(-) Transaction costs incurred (Note 3b)	-	-	(1,932)	(28,608)	(30,540)	(43,189)
Bonds	-	-	-	5,963,015	5,963,015	6,277,757
Debt instruments eligible as capital	-	-	-	10,768,636	10,768,636	7,663,805
Grand total	**12,710**	**11,550**	**3,928,091**	**48,015,537**	**51,967,888**	**53,925,330**
% per maturity term	0.0	0.0	7.6	92.4	**100.0**	
Total – 06/30/2018	**217,176**	**4,537,909**	**317,129**	**48,853,116**	**53,925,330**	
% per maturity term	0.4	8.4	0.6	90.6	**100.0**	

ITAÚ UNIBANCO HOLDING's portfolio is composed of Subordinated Euronotes with maturities 181 to 365 days amounting to R$ 3,879,065 and over 365 days amounting to R$ 26,500,120 totaling R$ 30,379,185 (R$ 30,551,819 at 06/30/2018) and Debt Instruments Eligible as Capital with maturities over 365 days amounting to R$ 10,768,636 (R$ 7,663,805 at 06/30/2018).

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Description

Name of security / currency	Principal amount (original	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL (*)					
	2,000	2011	2019	109% to 109.7% of CDI	4,406
	9,500	2012	2019	IPCA + 4.7% to 5.14%	19,854
	1,000		2020	111% of CDI	2,182
	20,000			IPCA + 6% to 6.17%	46,845
	6,000	2011	2021	109.25% to 110.5% of CDI	13,603
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,820,460
	20,000			IGPM + 4.63%	30,290
				Total	**4,937,640**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	3,879,064
	1,000,000		2021	5.75%	3,946,285
	750,000	2011	2021	5.75% to 6.2%	2,875,601
	550,000	2012	2021	6.2%	2,107,710
	2,625,000		2022	5.5% to 5.65%	10,220,754
	1,870,000		2023	5.13%	7,178,987
	20,000	2017		6.12%	76,892
	10,000	2018		6.5%	13,304
				Total	**30,298,597**
Subordinated bonds - CLP	27,775,680	1997	2022	7.45% to 8.30%	93,633
	177,559,956	2008	2033	3.50% to 4.92%	1,149,471
	97,962,123	2009	2035	4.75%	846,634
	1,060,249,500	2010	2032	4.35%	82,181
	1,060,249,500		2035	3.90% to 3.96%	189,110
	1,060,249,500		2036	4.48%	902,689
	1,060,249,500		2038	3.9%	655,525
	1,060,249,500		2040	4.15% to 4.29%	504,754
	1,060,249,500		2042	4.45%	246,111
	46,625,140	2014	2034	3.8%	320,955
				Total	**4,991,063**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	125,847
	146,000		2028	IPC + 2%	180,978
	510,107	2014	2024	LIB	665,127
				Total	**971,952**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	4,728,843
	740,000	2018	Perpetual	6.5%	2,888,054
				Total	**7,616,897**
Debt instruments eligible as capital - BRL	2,125,100	2019	Perpetual	114% of SELIC	2,194,954
	924,900			SELIC + 1.17% to 1.19%	956,785
				Total	**3,151,739**
Total					**51,967,888**

(*) Referential Equity at June 30, 2019 has subordinate debts approved by BACEN prior to CMN Resolution 4,192, of March 1, 2013, in the amount of R$ 34,914,866.

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Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt. The technical provisions aim at reducing risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered, on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 100 Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt. The technical provisions aim at reducing risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered, on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 100

II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for raffles unrealized (PSR) - recognized for each bond which raffles were funded, but that, on the recognition date, had not been realized yet; · Provision for raffles payable (PSP) - recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for raffles (PCS) - recognized to supplement the provision for raffles unrealized. Used for coverage of possible shortfall related to the expected amount of raffles to be drawn; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 101 II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for raffles unrealized (PSR) - recognized for each bond which raffles were funded, but that, on the recognition date, had not been realized yet; · Provision for raffles payable (PSP) - recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for raffles (PCS) - recognized to supplement the provision for raffles unrealized. Used for coverage of possible shortfall related to the expected amount of raffles to be drawn; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 101

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total	
	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Unearned premiums (PPNG)	2,285,523	1,993,421	12,499	13,885	-	-	2,298,022	2,007,306
Mathematical provision of benefits to be granted (PMBAC) and benefits granted (PMBC)	201,955	189,427	203,477,479	184,036,424	-	-	203,679,434	184,225,851
Redemptions and other unsettled amounts (PVR)	13,048	11,791	319,971	300,084	-	-	333,019	311,875
Financial surplus (PEF)	1,903	1,877	602,834	588,854	-	-	604,737	590,731
Unsettled claims (PSL)	517,028	545,894	46,870	43,820	-	-	563,898	589,714
Claims / events incurred but not reported (IBNR)	376,091	352,322	24,241	25,759	-	-	400,332	378,081
Administrative (PDA) and related expenses (PDR)	30,369	27,742	105,206	99,408	5,220	9,397	140,795	136,547
Mathematical provision for capitalization (PMC) and redemption (PR)	-	-	-	-	3,493,736	3,309,479	3,493,736	3,309,479
Raffles payable (PSP) unrealized (PSR)	-	-	-	-	13,269	16,665	13,269	16,665
Other provisions	135,937	133,804	242,080	64,286	178	202	378,195	198,292
Total technical provisions (a)	**3,561,854**	**3,256,278**	**204,831,180**	**185,172,520**	**3,512,403**	**3,335,743**	**211,905,437**	**191,764,541**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Capitalization		Total	
	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Interbank investments – money market	**454,873**	**837,561**	**747,560**	**806,111**	**1,058,126**	**1,827,637**	**2,260,559**	**3,471,309**
Securities and derivative financial instruments	**2,157,822**	**1,679,840**	**205,920,881**	**185,448,482**	**2,658,928**	**1,672,349**	**210,737,631**	**188,800,671**
PGBL / VGBL fund quotas [(1)]	-	-	**195,920,688**	**176,994,586**	-	-	**195,920,688**	**176,994,586**
Government securities - domestic	-	-	166,267,799	155,027,584	-	-	166,267,799	155,027,584
National treasury bills, Financial treasury bills and National treasury notes	-	-	144,507,983	141,067,866	-	-	144,507,983	141,067,866
Repurchase agreements	-	-	21,759,816	13,959,718	-	-	21,759,816	13,959,718
Corporate securities	-	-	28,427,604	22,038,600	-	-	28,427,604	22,038,600
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	10,637,782	4,562,687	-	-	10,637,782	4,562,687
Financial treasury bills	-	-	17,788,241	17,475,913	-	-	17,788,241	17,475,913
Others	-	-	1,581	-	-	-	1,581	-
PGBL / VGBL fund quotas	-	-	1,650,980	436,513	-	-	1,650,980	436,513
Other Bonds [(2)]	-	-	(425,695)	(508,111)	-	-	(425,695)	(508,111)
Other public securities and private securities	**2,157,822**	**1,679,840**	**10,000,193**	**8,453,896**	**2,658,928**	**1,672,349**	**14,816,943**	**11,806,085**
Receivables from insurance and reinsurance operations [(3)]	**1,085,821**	**1,072,508**	-	-	-	-	**1,085,821**	**1,072,508**
Credit rights	893,385	940,719	-	-	-	-	893,385	940,719
Other credit	192,436	131,789	-	-	-	-	192,436	131,789
Total Guarantee Assets (b)	**3,698,516**	**3,589,909**	**206,668,441**	**186,254,593**	**3,717,054**	**3,499,986**	**214,084,011**	**193,344,488**
Total Excess Coverage (b-a)	**136,662**	**333,631**	**1,837,261**	**1,082,073**	**204,651**	**164,243**	**2,178,574**	**1,579,947**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension plan technical provision accounts (Note 8a);

(2) Includes Derivative financial instruments, Loans for shares and Accounts receivable /payable;

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 102

c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 06/30/2019 01/01 to 06/30/2018 01/01 to 06/30/2019 01/01 to 06/30/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 86,587 - 86,587 49,471 - 49,471 218,354 - 218,354 218,981 - 218,981 40,323 15,269 345,264 283,721 Financial income 96,030 - 96,030 59,720 - 59,720 9,226,292 - 9,226,292 4,196,173 - 4,196,173 131,929 101,886 9,454,251 4,357,779 Financial expenses (9 ,443) - (9,443) (10,249) - (10,249) (9 ,007,938) - (9,007,938) (3,977,192) - (3,977,192) (9 1,606) (86,617) (9,108,987) (4,074,058) Operating income 1,484,191 8,125 1,492,316 1,302,545 17,178 1,319,723 25,239 717 25,956 307,035 (2,029) 305,006 222,191 247,408 1,740,463 1,872,137 Premiums and contributions 2,332,215 (12,573) 2,319,642 2,122,892 (3,470) 2,119,422 6,643,575 (1,589) 6,641,986 10,026,837 (2,029) 10,024,808 1,271,719 1,338,934 10,233,347 13,483,164 Changes in technical provisions (1 80,706) 908 (179,798) (122,537) 1,617 (120,920) (6 ,571,505) - (6,571,505) (9,689,086) - (9,689,086) 1,600 1,971 (6,749,703) (9,808,035) Expenses for claims, benefits, redemptions and raffles (6 46,655) 19,612 (627,043) (633,405) 18,988 (614,417) (4 4,562) 2,306 (42,256) (28,319) - (28,319) (1 ,055,609) (1,093,769) (1,724,908) (1,736,505) Selling expenses (1 3,505) 178 (13,327) (32,249) 43 (32,206) (1 ,896) - (1,896) (1,841) - (1,841) (1 ,952) (2,255) (17,175) (36,302) Other operating revenues and expenses (7 ,158) - (7,158) (32,156) - (32,156) (3 73) - (373) (556) - (556) 6,433 2,527 (1,098) (30,185) Total income 1,570,778 8,125 1,578,903 1,352,016 17,178 1,369,194 243,593 717 244,310 526,016 (2,029) 523,987 262,514 262,677 2,085,727 2,155,858 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 103 c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 06/30/2019 01/01 to 06/30/2018 01/01 to 06/30/2019 01/01 to 06/30/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 86,587 - 86,587 49,471 - 49,471 218,354 - 218,354 218,981 - 218,981 40,323 15,269 345,264 283,721 Financial income 96,030 - 96,030 59,720 - 59,720 9,226,292 - 9,226,292 4,196,173 - 4,196,173 131,929 101,886 9,454,251 4,357,779 Financial expenses (9 ,443) - (9,443) (10,249) - (10,249) (9 ,007,938) - (9,007,938) (3,977,192) - (3,977,192) (9 1,606) (86,617) (9,108,987) (4,074,058) Operating income 1,484,191 8,125 1,492,316 1,302,545 17,178 1,319,723 25,239 717 25,956 307,035 (2,029) 305,006 222,191 247,408 1,740,463 1,872,137 Premiums and contributions 2,332,215 (12,573) 2,319,642 2,122,892 (3,470) 2,119,422 6,643,575 (1,589) 6,641,986 10,026,837 (2,029) 10,024,808 1,271,719 1,338,934 10,233,347 13,483,164 Changes in technical provisions (1 80,706) 908 (179,798) (122,537) 1,617 (120,920) (6 ,571,505) - (6,571,505) (9,689,086) - (9,689,086) 1,600 1,971 (6,749,703) (9,808,035) Expenses for claims, benefits, redemptions and raffles (6 46,655) 19,612 (627,043) (633,405) 18,988 (614,417) (4 4,562) 2,306 (42,256) (28,319) - (28,319) (1 ,055,609) (1,093,769) (1,724,908) (1,736,505) Selling expenses (1 3,505) 178 (13,327) (32,249) 43 (32,206) (1 ,896) - (1,896) (1,841) - (1,841) (1 ,952) (2,255) (17,175) (36,302) Other operating revenues and expenses (7 ,158) - (7,158) (32,156) - (32,156) (3 73) - (373) (556) - (556) 6,433 2,527 (1,098) (30,185) Total income 1,570,778 8,125 1,578,903 1,352,016 17,178 1,369,194 243,593 717 244,310 526,016 (2,029) 523,987 262,514 262,677 2,085,727 2,155,858 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 103

Note 9 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 104 Note 9 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 104

II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 105 II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 105

Below are the changes in civil, labor and other Risks provisions:

	01/01 to 06/30/2019				01/01 to 06/30/2018
	Civil	Labor	Other	Total	Total
Opening balance	**4,426,020**	**6,820,919**	**573,198**	**11,820,137**	**12,732,945**
(-) Guaranteed Provisions by indemnity clauses (Note 3n)	(226,179)	(956,819)	-	(1,182,998)	(1,240,767)
Subtotal	**4,199,841**	**5,864,100**	**573,198**	**10,637,139**	**11,492,178**
Monetary restatement/charges	82,636	258,953	-	341,589	313,361
Changes in the period reflected in results (Note 10g and 10i)	75,399	930,679	(97,695)	908,383	1,139,449
Increase	309,331	1,000,214	72,918	1,382,463	1,470,124
Reversal	(233,932)	(69,535)	(170,613)	(474,080)	(330,675)
Payment	(779,481)	(1,073,220)	-	(1,852,701)	(1,807,750)
Subtotal	**3,578,395**	**5,980,512**	**475,503**	**10,034,410**	**11,137,238**
(+) Guaranteed Provisions by indemnity clauses (Note 3n)	221,549	986,531	-	1,208,080	1,191,603
Closing balance (Note 10d)	**3,799,944**	**6,967,043**	**475,503**	**11,242,490**	**12,328,841**
Closing balance at 06/30/2018	**4,884,372**	**7,033,143**	**411,326**	**12,328,841**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 106

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 06/30/2019			01/01 to 06/30/2018
	Legal obligation (Note 11c)	Tax Lawsuits (Note 10d)	Total	Total
Opening balance	**4,691,011**	**2,101,611**	**6,792,622**	**7,003,159**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	-	(66,190)	(66,190)	(66,190)
Subtotal	**4,691,011**	**2,035,421**	**6,726,432**	**6,936,969**
Monetary restatement / charges	70,397	172,765	243,162	192,179
Changes in the period reflected in results	(109,165)	46,839	(62,326)	(55,327)
Increase	76,281	130,614	206,895	244,922
Reversal	(185,446)	(83,775)	(269,221)	(300,249)
Payment	(4,403)	(50,472)	(54,875)	(277,536)
Subtotal	**4,647,840**	**2,204,553**	**6,852,393**	**6,796,285**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	-	69,143	69,143	66,692
Closing balance	**4,647,840**	**2,273,696**	**6,921,536**	**6,862,977**
Closing balance at 06/30/2018	**4,505,910**	**2,357,067**	**6,862,977**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 107

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,364,951: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,353,939; · INSS – Non-compensatory amounts – R$ 671,461: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636,280: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 619,886. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 108 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,364,951: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,353,939; · INSS – Non-compensatory amounts – R$ 671,461: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636,280: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 619,886. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 108

c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,185,381 (R$ 3,990,175 at June 30, 2018), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 187,888 (R$ 115,753 at June 30, 2018). II - Tax and Social Security Lawsuits: Tax and Social Security Lawsuits with possible loss totaled R$ 27,936,261, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 6,209,325: defends the non-levy of this contribution on these amounts, profit sharing and stock option plan; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025,370: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,961,261: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,967,715: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,808,571: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,533,961: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,211,168: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,132,188: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678,479: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. d) Receivables - reimbursement of provisions The receivables balance arising from reimbursements of provisions totals R$ 1,023,007 (R$ 1,038,359 at 06/30/2018) (Note 10a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor, tax and social security provisions e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 109 c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,185,381 (R$ 3,990,175 at June 30, 2018), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 187,888 (R$ 115,753 at June 30, 2018). II - Tax and Social Security Lawsuits: Tax and Social Security Lawsuits with possible loss totaled R$ 27,936,261, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 6,209,325: defends the non-levy of this contribution on these amounts, profit sharing and stock option plan; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025,370: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,961,261: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,967,715: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,808,571: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,533,961: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,211,168: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,132,188: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678,479: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. d) Receivables - reimbursement of provisions The receivables balance arising from reimbursements of provisions totals R$ 1,023,007 (R$ 1,038,359 at 06/30/2018) (Note 10a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor, tax and social security provisions e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 109

	06/30/2019				06/30/2018
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 10a)	1,522,346	2,426,998	10,441,697	14,391,041	13,470,562
Quotas	768,940	598,655	325,264	1,692,859	2,369,450
Surety	59,156	163,024	1,626,284	1,848,464	2,417,986
Insurance bond	1,672,023	701,813	11,059,834	13,433,670	11,963,214
Guarantee by government securities	39,783	-	503,235	543,018	570,489
Total	**4,062,248**	**3,890,491**	**23,956,314**	**31,909,053**	**30,791,701**

ITAÚ UNIBANCO HOLDING CONSOLIDATED litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 110

Note 10 - Breakdown of accounts

a) Other receivables

	06/30/2019	06/30/2018
Foreign exchange portfolio (Note 10b)	96,212,054	62,308,829
Deferred tax assets (Note 11b I)	38,892,477	46,155,723
Negotiation and intermediation of securities	18,084,659	10,495,079
Deposits in guarantee for contingent, provisions and legal obligations (Note 9b)	14,391,041	13,470,562
Taxes and contributions for offsetting	9,710,309	8,138,366
Operations without credit granting characteristics, net of provisions	3,844,601	2,161,819
Income receivable	3,111,280	2,990,811
Sundry domestic debtors	2,695,482	2,555,701
Receivables from insurance and reinsurance operations	1,295,262	1,260,986
Sundry foreign debtors	947,768	1,006,575
Net amount receivables from reimbursement of provisions (Note 9d)	1,023,007	1,038,359
Retirement plan assets (Note 16e)	713,955	1,073,261
Other	2,995,866	2,915,475
Total	**193,917,761**	**155,571,546**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 111

b) Foreign exchange portfolio

	06/30/2019	06/30/2018
Assets - other receivables	**96,212,054**	**62,308,829**
Exchange purchase pending settlement – foreign currency	44,576,110	34,334,823
Bills of exchange and term documents – foreign currency	6,938	6,446
Exchange sale rights – local currency	52,049,996	28,394,208
(Advances received) – local currency	(420,990)	(426,648)
Liabilities – other liabilities (Note 2a)	**97,433,108**	**61,963,284**
Exchange sales pending settlement – foreign currency	52,387,365	28,185,191
Liabilities from purchase of foreign currency – local currency	44,847,383	33,570,465
Other	198,360	207,628
Offsetting accounts	**2,032,689**	**1,820,101**
Outstanding import credits – foreign currency	667,922	802,993
Confirmed export credits – foreign currency	1,364,767	1,017,108

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 112

c) Prepaid expenses 06/30/2019 06/30/2018 Publicity and advertising 415,038 527,858 Commissions related to software maintenance 530,863 365,229 251,933 355,852 Commissions Related to payroll loans 64,314 143,921 Related to insurance and pension plan 14,444 29,534 Related to vehicle financing 6,945 23,218 Restricted to commissions / partnership agreements 351 2,796 Other 165,879 156,383 Other 861,346 731,576 2,059,180 1,980,514 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 113 c) Prepaid expenses 06/30/2019 06/30/2018 Publicity and advertising 415,038 527,858 Commissions related to software maintenance 530,863 365,229 251,933 355,852 Commissions Related to payroll loans 64,314 143,921 Related to insurance and pension plan 14,444 29,534 Related to vehicle financing 6,945 23,218 Restricted to commissions / partnership agreements 351 2,796 Other 165,879 156,383 Other 861,346 731,576 2,059,180 1,980,514 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 113

d) **Other liabilities**

	06/30/2019	06/30/2018
Foreign exchange portfolio (Note 10b)	97,433,108	61,963,284
Payment Transactions	34,625,902	33,712,064
Tax and social security contributions (Note 11c)	17,411,701	14,599,870
Provisions for civil, labor, other risks and tax lawsuits (Note 9b)	13,516,186	14,685,908
Negotiation and intermediation of securities	10,665,975	7,904,693
Collection and payment of taxes and contributions	5,113,890	4,543,617
Social and statutory	5,255,607	4,382,013
Transactions related to credit assignments (Note 6f)	3,385,426	4,538,558
Provisions for sundry payments	3,369,941	3,553,536
Sundry creditors - foreign	3,003,069	3,889,259
Sundry creditors - in Brazil	2,991,320	2,448,739
Personnel provision	1,992,965	1,894,602
Creditors of funds to be released	1,443,234	1,202,459
Liabilities for official agreements and rendering of payment services	1,009,115	899,101
Provision financial guarantees provided (Note 6c)	1,138,507	1,810,014
Retirement plan liabilities (Note 16e)	819,236	769,111
Other	1,646,973	2,965,874
Total	**204,822,155**	**165,762,702**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 114

e) Banking service fees 01/01 to 01/01 to 06/30/2019 06/30/2018 Credit and debit cards 5,709,040 5,688,412 Asset management 3,355,151 3,135,181 Funds 3,005,702 2,815,401 Cons Consorti ora tia management fee 349,449 319,780 Loan operations and financial guarantees provided 882,102 932,403 Loan operations 192,658 171,675 Financial guarantees provided 689,444 760,728 Receipt services 900,319 883,297 Charge services 753,085 748,174 Collection services 147,234 135,123 Current account 363,886 348,889 Other 1,591,079 1,613,159 Custody and management of portfolio 232,407 211,495 Economic and financial advisory 393,519 372,369 Other services 965,153 1,029,295 Total 12,801,577 12,601,341 f) Income related to bank charges 01/01 to 01/01 to 06/30/2019 06/30/2018 Service packages 3,221,382 3,238,028 Credit cards – annual fees and other services 2,008,888 1,877,391 Earnings from securities brokerage 466,465 393,846 Loan operations / registration 491,999 436,742 Transfer of funds 195,078 189,962 Deposit account 115,619 103,115 Total 6,499,431 6,239,084 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 115 e) Banking service fees 01/01 to 01/01 to 06/30/2019 06/30/2018 Credit and debit cards 5,709,040 5,688,412 Asset management 3,355,151 3,135,181 Funds 3,005,702 2,815,401 Cons Consorti ora tia management fee 349,449 319,780 Loan operations and financial guarantees provided 882,102 932,403 Loan operations 192,658 171,675 Financial guarantees provided 689,444 760,728 Receipt services 900,319 883,297 Charge services 753,085 748,174 Collection services 147,234 135,123 Current account 363,886 348,889 Other 1,591,079 1,613,159 Custody and management of portfolio 232,407 211,495 Economic and financial advisory 393,519 372,369 Other services 965,153 1,029,295 Total 12,801,577 12,601,341 f) Income related to bank charges 01/01 to 01/01 to 06/30/2019 06/30/2018 Service packages 3,221,382 3,238,028 Credit cards – annual fees and other services 2,008,888 1,877,391 Earnings from securities brokerage 466,465 393,846 Loan operations / registration 491,999 436,742 Transfer of funds 195,078 189,962 Deposit account 115,619 103,115 Total 6,499,431 6,239,084 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 115

g) **Personnel expenses**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Compensation	(4,886,892)	(4,903,934)
Employees' profit sharing	(2,132,159)	(1,938,754)
Social benefits	(1,941,636)	(1,827,015)
Charges	(1,616,988)	(1,489,734)
Labor claims and termination of employees	(1,181,741)	(956,035)
Training	(87,801)	(107,350)
Share-based payment (Note 13g)	(145,845)	(108,430)
Total	**(11,993,062)**	**(11,331,252)**

h) **Other administrative expenses**

	01/01 to 06/30/2019	01/01 to 06/30/2018
Third-party services	(2,245,012)	(2,115,733)
Data processing and telecommunications	(2,151,860)	(2,063,418)
Installations	(1,646,111)	(1,612,942)
Depreciation and amortization	(1,382,598)	(1,276,260)
Advertising, promotions and publicity	(619,549)	(653,483)
Financial system services	(367,347)	(368,514)
Security	(381,848)	(380,232)
Transportation	(180,768)	(167,430)
Materials	(169,411)	(155,929)
Travel expenses	(119,711)	(107,217)
Other	(576,811)	(660,317)
Total	**(9,841,026)**	**(9,561,475)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 116

i) Other operating expenses 01/01 to 01/01 to 06/30/2019 06/30/2018 Selling - credit cards (2,204,348) (1,820,501) Operations without no credit granting characteristics, net of provision (244,549) (573,441) Amortization of goodwill (636,421) (607,365) Provision for lawsuits (Note 9b) (18,515) (406,386) Civil (75,399) (137,184) Tax and social security contributions (40,811) (8,561) Other 97,695 (260,641) Claims (225,860) (159,815) Refund of interbank costs (151,076) (140,830) Impairment – Intangible assets - (167,363) Other (834,681) (937,451) Total (4,315,450) (4,813,152) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 117 i) Other operating expenses 01/01 to 01/01 to 06/30/2019 06/30/2018 Selling - credit cards (2,204,348) (1,820,501) Operations without no credit granting characteristics, net of provision (244,549) (573,441) Amortization of goodwill (636,421) (607,365) Provision for lawsuits (Note 9b) (18,515) (406,386) Civil (75,399) (137,184) Tax and social security contributions (40,811) (8,561) Other 97,695 (260,641) Claims (225,860) (159,815) Refund of interbank costs (151,076) (140,830) Impairment – Intangible assets - (167,363) Other (834,681) (937,451) Total (4,315,450) (4,813,152) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 117

Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 15.00% Social contribution on net income (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) For non-financial subsidiaries, the Social contribution on net income tax rate is 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 06/30/2019 06/30/2018 Income before income tax and social contribution 2 0,324,629 12,950,583 (8,129,852) (5,827,762) Charges (income tax and social contribution) at the rates in effect Increase / decrease in income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 164,389 7,941 Foreign exchange variations on investments abroad (2 90,920) 4,224,720 Interest on capital 1 ,598,148 1 ,817,829 Corporate reorganizations (Note 3l) - 313,869 Dividends and interest on external debt bonds 226,227 2 62,457 Other nondeductible expenses net of non taxable income (*) 1,782,084 (5 ,103,859) Income tax and social contribution expenses (4,649,924) (4 ,304,805) Related to temporary differences Increase / (reversal) for the period (1,719,967) 4,112,836 Increase / (reversal) of prior periods - 18,169 (Expenses) / Income related to deferred taxes (1,719,967) 4 ,131,005 Total income tax and social contribution expenses (6 ,369,891) (1 73,800) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 06/30/2019 06/30/2018 PIS and COFINS (2,819,213) (1,926,372) ISS (652,485) (662,050) Other (311,345) (387,605) Total (3,783,043) (2,976,027) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (203,189) (R$ (145,436) from 01/01 to 06/30/2018) and are mainly composed of PIS and COFINS. III - Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 118 Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 15.00% Social contribution on net income (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) For non-financial subsidiaries, the Social contribution on net income tax rate is 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 06/30/2019 06/30/2018 Income before income tax and social contribution 2 0,324,629 12,950,583 (8,129,852) (5,827,762) Charges (income tax and social contribution) at the rates in effect Increase / decrease in income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 164,389 7,941 Foreign exchange variations on investments abroad (2 90,920) 4,224,720 Interest on capital 1 ,598,148 1 ,817,829 Corporate reorganizations (Note 3l) - 313,869 Dividends and interest on external debt bonds 226,227 2 62,457 Other nondeductible expenses net of non taxable income (*) 1,782,084 (5 ,103,859) Income tax and social contribution expenses (4,649,924) (4 ,304,805) Related to temporary differences Increase / (reversal) for the period (1,719,967) 4,112,836 Increase / (reversal) of prior periods - 18,169 (Expenses) / Income related to deferred taxes (1,719,967) 4 ,131,005 Total income tax and social contribution expenses (6 ,369,891) (1 73,800) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 06/30/2019 06/30/2018 PIS and COFINS (2,819,213) (1,926,372) ISS (652,485) (662,050) Other (311,345) (387,605) Total (3,783,043) (2,976,027) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (203,189) (R$ (145,436) from 01/01 to 06/30/2018) and are mainly composed of PIS and COFINS. III - Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 118

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets				
	06/30/2019	06/30/2018	12/31/2018	Realization / Reversal	Increase	06/30/2019	06/30/2018
Reflected in income			**38,296,689**	**(8,289,986)**	**7,274,609**	**37,281,312**	**43,735,668**
Allowance for loan losses	50,625,532	59,310,042	20,813,583	(3,814,624)	2,517,171	19,516,130	24,327,099
Related to tax losses and social contribution loss carryforwards			4,302,570	(431,391)	915,454	4,786,633	5,692,080
Provision for profit sharing	3,490,181	3,037,279	1,843,824	(1,843,824)	1,315,830	1,315,830	1,283,073
Provision for devaluation of securities with permanent impairment	3,255,491	4,072,855	1,385,944	(421,211)	335,794	1,300,527	1,625,870
Adjustment to Market Value of Trading Securities and Derivative Financial Instruments	472,040	1,075,333	115,771	(115,771)	192,814	192,814	478,010
Adjustments of operations carried out on the futures settlement market	636,669	473,990	105,210	(105,210)	263,362	263,362	228,851
Goodwill on purchase of investments	2,278,788	1,336,906	641,392	(87,958)	112,250	665,684	707,870
Provision	11,571,429	12,163,447	4,464,058	(781,408)	771,217	4,453,867	4,953,454
Civil lawsuits	3,577,093	4,407,044	1,585,884	(309,884)	57,552	1,333,552	1,798,791
Labor claims	5,720,640	5,399,336	2,037,530	(417,825)	591,132	2,210,837	2,093,983
Tax and social security contributions	2,273,696	2,357,067	840,644	(53,699)	122,533	909,478	1,060,680
Legal liabilities	1,707,741	1,203,490	675,822	(42,356)	19,951	653,417	524,445
Provision related to health insurance operations	867,394	849,034	342,636	-	4,322	346,958	342,657
Other non-deductible provisions	9,595,842	9,269,821	3,605,879	(646,233)	826,444	3,786,090	3,572,259
Reflected in stockholders' equity			**1,574,360**	**(156,569)**	**193,374**	**1,611,165**	**2,420,055**
Corporate reorganizations (Note 3l)	-	923,147	-	-	-	-	313,870
Adjustment to market value of available-for-sale securities	64,639	2,269,539	182,211	(156,569)	392	26,034	1,000,611
Cash flow hedge	3,216,266	2,433,638	1,288,953	-	154,383	1,443,336	1,104,146
Post-employment benefits	354,489	3,504	103,196	-	38,599	141,795	1,428
Total (*)	**88,136,501**	**98,422,025**	**39,871,049**	**(8,446,555)**	**7,467,983**	**38,892,477**	**46,155,723**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**603,475**	**(4,583)**	**-**	**598,892**	**604,699**

(*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

For ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 1,329,764 (R$ 2,108,300 at 06/30/2018) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 887,396 (R$ 1,395,888 at 06/30/2018), Provisions for Escrow Accounts of R$ 112,708 (R$ 117,064 at 06/30/2018), Administrative Provisions of R$ 33,038 (R$ 37,668 at 06/30/2018), Provisions for Legal, Tax and Social Security Risks of R$ 69,145 (R$ 70,366 at 06/30/2018), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 411 (R$ 368,184 at 06/30/2018), and Goodwill on purchase of investments of R$ 192,492.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 119

II - Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2018	Realization / Reversal	Increase	06/30/2019	06/30/2018
Reflected in income	**5,532,962**	**(3,191,761)**	**3,950,847**	**6,292,048**	**5,305,743**
Depreciation in excess – leasing	345,754	(59,718)	-	286,036	535,139
Restatement of escrow deposits for legal obligations and provision	1,348,337	(17,639)	27,930	1,358,628	1,335,087
Post-employment benefits	287,361	(25,585)	4,623	266,399	300,779
Adjustments to market value of trading securities and derivative financial	2,007,291	(2,007,291)	2,811,353	2,811,353	1,185,839
Adjustments of operations carried out on the future settlement market	1,020,024	(1,020,025)	1,063,328	1,063,327	1,567,064
Taxation of results abroad – capital gains	1,330	(200)	-	1,130	3,286
Other	522,865	(61,303)	43,613	505,175	378,549
Reflected in stockholders' equity	**336,833**	**(115)**	**805,760**	**1,142,478**	**170,780**
Adjustments to market value of available-for-sale securities	330,028	(115)	805,095	1,135,008	150,782
Post-employment benefits	6,805	-	665	7,470	19,998
Total	**5,869,795**	**(3,191,876)**	**4,756,607**	**7,434,526**	**5,476,523**

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 215,911 (R$ 10,814 at 06/30/2018) and are basically comprised of Restatement of escrow deposits for legal obligations and contingent liabilities of R$ 3,895 (R$ 3,919 at 06/30/2018) and Adjustments to market value of trading securities and derivative financial instruments of R$ 192,048.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 120

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 5 ,873,644 17% 2 ,303,439 48% 8 ,177,083 21% 3 69,922 62% (1,060,331) 14% 7 ,486,674 23% 2020 1 3,472,387 40% 8 38,761 17% 1 4,311,148 37% 1 84,048 31% (1,035,908) 14% 1 3,459,288 42% 2021 8 ,310,516 24% 9 6,802 2% 8 ,407,318 22% 544 0% (523,083) 7% 7,884,779 25% 2022 5 95,090 2% 1 77,238 4% 7 72,328 2% 4 3,824 7% (1,414,122) 19% (597,970) -2% 2023 4 49,400 1% 8 6,614 2% 5 36,014 1% - 0% (264,415) 4% 271,599 1% after 2023 5 ,404,807 16% 1 ,283,779 27% 6 ,688,586 17% 554 0% (3,136,667) 42% 3 ,552,473 11% Total 3 4,105,844 100% 4 ,786,633 100% 3 8,892,477 100% 5 98,892 100% (7,434,526) 100% 3 2,056,843 100% (*) Present value 3 1,756,753 4,438,628 36,195,381 581,751 (6,620,469) 3 0,156,663 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- At June 30, 2018, the temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 06/30/2019 and 06/30/2018, there are no unrecognized tax credits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 121 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 5 ,873,644 17% 2 ,303,439 48% 8 ,177,083 21% 3 69,922 62% (1,060,331) 14% 7 ,486,674 23% 2020 1 3,472,387 40% 8 38,761 17% 1 4,311,148 37% 1 84,048 31% (1,035,908) 14% 1 3,459,288 42% 2021 8 ,310,516 24% 9 6,802 2% 8 ,407,318 22% 544 0% (523,083) 7% 7,884,779 25% 2022 5 95,090 2% 1 77,238 4% 7 72,328 2% 4 3,824 7% (1,414,122) 19% (597,970) -2% 2023 4 49,400 1% 8 6,614 2% 5 36,014 1% - 0% (264,415) 4% 271,599 1% after 2023 5 ,404,807 16% 1 ,283,779 27% 6 ,688,586 17% 554 0% (3,136,667) 42% 3 ,552,473 11% Total 3 4,105,844 100% 4 ,786,633 100% 3 8,892,477 100% 5 98,892 100% (7,434,526) 100% 3 2,056,843 100% (*) Present value 3 1,756,753 4,438,628 36,195,381 581,751 (6,620,469) 3 0,156,663 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- At June 30, 2018, the temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 06/30/2019 and 06/30/2018, there are no unrecognized tax credits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 121

c) Tax and social security contributions 06/30/2019 06/30/2018 Taxes and contributions on income payable 3,463,486 2,735,129 Other Taxes and Contributions payable 1,865,849 1,882,308 Provision for deferred income tax and social contribution (Note 11b II) 7,434,526 5,476,523 Legal liabilities (Note 9b IV) 4,647,840 4,505,910 Total 17,411,701 14,599,870 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 680,805 (R$ 561,085 at 06/30/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 449,367 (R$ 535,343 at 06/30/2018) and Provision for deferred income tax and social contribution R$ 215,911 (R$ 10,814 at 06/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 122 c) Tax and social security contributions 06/30/2019 06/30/2018 Taxes and contributions on income payable 3,463,486 2,735,129 Other Taxes and Contributions payable 1,865,849 1,882,308 Provision for deferred income tax and social contribution (Note 11b II) 7,434,526 5,476,523 Legal liabilities (Note 9b IV) 4,647,840 4,505,910 Total 17,411,701 14,599,870 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 680,805 (R$ 561,085 at 06/30/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 449,367 (R$ 535,343 at 06/30/2018) and Provision for deferred income tax and social contribution R$ 215,911 (R$ 10,814 at 06/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 122

Note 12 – Permanent Assets (1) a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING Balance at 12/31/2018 Changes 06/30/2019 Book value Equity in earnings of subisidiaries Exchange Equity in Exchange Variation and Dividends / Adjustments earnings of Variation and Hedge of net Functional Amortizati interest on Adjustments in marketable Balance at Balance at subsidiaries Hedge of net Companies Adjustments Unrealized investment – Net Unrealized currency Goodwill Total on of capital under securities of 06/30/2019 06/30/2018 from 01/01 Stockholders' investment – (4) under investor results Income/(Loss) results Total Functional paid/provide investor equity goodwill subsidiaries to Functional (2) for the period and other currency criteria (3) (2) d for and other 06/30/2018 currency criteria other than the other than the Real Real Domestic 100,750,003 810,186 762,240 (84,365) - 102,238,064 - (2,070,008) 11,774,161 90,111 12,533 11,876,805 (177,195) 1,034,384 112,902,050 96,925,937 7,481,136 Itaú Unibanco S.A. 85,697,840 814,997 687,089 (40,613) - 87,159,313 - (2,050,000) 10,092,277 85,100 6,187 10,183,564 (173,638) 796,732 95,915,971 81,739,085 6,173,885 Banco Itaucard S.A. 9,326,105 80 6,303 (38,325) - 9,294,163 - - 1,077,987 1,030 5,806 1,084,823 (1,845) 166,556 10,543,697 9,209,877 757,834 Banco Itaú BBA S.A. 2,155,294 (4,349) 58,209 (5,427) - 2,203,727 - - 314,344 3,898 542 318,784 (1,576) 71,347 2,592,282 2,456,372 287,291 Itaú Consult. de Valores Mobiliários e Part. S.A. 2,319,729 (542) - - - 2,319,187 - (7) 148,764 1 (2) 148,763 (136) (1) 2,467,806 2,189,473 117,821 Itaú Corretora de Valores S.A. 1,251,029 - 10,639 - - 1,261,668 - (20,000) 140,788 82 - 140,870 - (250) 1,382,288 1,331,120 144,304 Itaú Seguros S.A. 6 - - - - 6 - (1) 1 - - 1 - - 6 10 1 6,892,999 837,501 - (10,571) 327,393 8,047,322 (22,579) (124,943) 416,845 - 418 417,263 (145,346) 3,159 8,174,876 8,240,178 434,539 Foreign Itaú Corpbanca Chilean peso 3,231,204 488,128 - - 327,393 4,046,725 (22,579) (66,410) 30,575 - (186) 30,389 39,485 (521) 4,027,089 4,244,744 13,188 BICSA Holdings, LTD. Chilean peso 1,775,118 246,661 - (10,571) - 2,011,208 - - (11,059) - 604 (10,455) 17,536 (2) 2,018,287 2,024,572 81,444 Banco Itaú Uruguay S.A. 1,586,997 84,876 - - - 1,671,873 - - 307,395 - - 307,395 (171,545) 3,668 1,811,391 1,667,454 254,442 Uruguayan peso OCA S.A. Uruguayan peso 299,680 17,836 - - - 317,516 - (58,533) 89,934 - - 89,934 (30,822) 14 318,109 303,408 85,465 Grand total 107,643,002 1,647,687 762,240 (94,936) 327,393 110,285,386 (22,579) (2,194,951) 12,191,006 90,111 12,951 12,294,068 (322,541) 1,037,543 121,076,926 105,166,115 7,915,675 (1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (13,305) thousand (R$ 120,407 thousand from January 1 to June 30, 2018) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income; (2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies; (3) Dividends approved and not paid are recorded as Dividends receivable; (4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (710,416) (R$ 9,375,968 from January 1 to june 30, 2018). Net Number of shares/quotas owned by Equity share in capital Stockholders’ Companies Capital Income/(Loss) ITAÚ UNIBANCO HOLDING 06/30/2019 (%) equity for the period Common Preferred Quotas Voting Share Domestic Itaú Unibanco S.A. 61,925,426 95,950,395 10,092,277 2,932,936,995 2,840,549,071 - 100.00 100.00 Banco Itaucard S.A. 4,608,000 10,576,215 1,077,987 237,962,639,781 1,277,933,118 - 99.99 99.99 Banco Itaú BBA S.A. 1,490,000 2,597,167 314,344 4,474,435 4,474,436 - 99.99 99.99 Itaú Consult. de Valores Mobiliários e Part. S.A. 1,328,562 2,467,806 148,764 548,954 1,097,907 - 100.00 100.00 Itaú Corretora de Valores S.A. 802,482 1,382,288 140,788 27,482,523 811,503 - 99.99 99.99 Itaú Seguros S.A. 1,438,000 2,245,274 433,702 297 1 - 0.01 0.01 Foreign Itaú CorpBanca 10,521,243 16,581,010 136,186 115,039,610,411 - - 22.45 22.45 BICSA Holdings, LTD. 1,267,925 2,028,254 (11,059) - - 330,860,745 99.99 99.99 Banco Itaú Uruguay S.A. 485,360 1,811,391 307,395 4,465,133,954 - - 100.00 100.00 OCA S.A. 16,343 318,110 89,934 1,503,496,740 - - 100.00 100.00 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 123 Note 12 – Permanent Assets (1) a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING Balance at 12/31/2018 Changes 06/30/2019 Book value Equity in earnings of subisidiaries Exchange Equity in Exchange Variation and Dividends / Adjustments earnings of Variation and Hedge of net Functional Amortizati interest on Adjustments in marketable Balance at Balance at subsidiaries Hedge of net Companies Adjustments Unrealized investment – Net Unrealized currency Goodwill Total on of capital under securities of 06/30/2019 06/30/2018 from 01/01 Stockholders' investment – (4) under investor results Income/(Loss) results Total Functional paid/provide investor equity goodwill subsidiaries to Functional (2) for the period and other currency criteria (3) (2) d for and other 06/30/2018 currency criteria other than the other than the Real Real Domestic 100,750,003 810,186 762,240 (84,365) - 102,238,064 - (2,070,008) 11,774,161 90,111 12,533 11,876,805 (177,195) 1,034,384 112,902,050 96,925,937 7,481,136 Itaú Unibanco S.A. 85,697,840 814,997 687,089 (40,613) - 87,159,313 - (2,050,000) 10,092,277 85,100 6,187 10,183,564 (173,638) 796,732 95,915,971 81,739,085 6,173,885 Banco Itaucard S.A. 9,326,105 80 6,303 (38,325) - 9,294,163 - - 1,077,987 1,030 5,806 1,084,823 (1,845) 166,556 10,543,697 9,209,877 757,834 Banco Itaú BBA S.A. 2,155,294 (4,349) 58,209 (5,427) - 2,203,727 - - 314,344 3,898 542 318,784 (1,576) 71,347 2,592,282 2,456,372 287,291 Itaú Consult. de Valores Mobiliários e Part. S.A. 2,319,729 (542) - - - 2,319,187 - (7) 148,764 1 (2) 148,763 (136) (1) 2,467,806 2,189,473 117,821 Itaú Corretora de Valores S.A. 1,251,029 - 10,639 - - 1,261,668 - (20,000) 140,788 82 - 140,870 - (250) 1,382,288 1,331,120 144,304 Itaú Seguros S.A. 6 - - - - 6 - (1) 1 - - 1 - - 6 10 1 6,892,999 837,501 - (10,571) 327,393 8,047,322 (22,579) (124,943) 416,845 - 418 417,263 (145,346) 3,159 8,174,876 8,240,178 434,539 Foreign Itaú Corpbanca Chilean peso 3,231,204 488,128 - - 327,393 4,046,725 (22,579) (66,410) 30,575 - (186) 30,389 39,485 (521) 4,027,089 4,244,744 13,188 BICSA Holdings, LTD. Chilean peso 1,775,118 246,661 - (10,571) - 2,011,208 - - (11,059) - 604 (10,455) 17,536 (2) 2,018,287 2,024,572 81,444 Banco Itaú Uruguay S.A. 1,586,997 84,876 - - - 1,671,873 - - 307,395 - - 307,395 (171,545) 3,668 1,811,391 1,667,454 254,442 Uruguayan peso OCA S.A. Uruguayan peso 299,680 17,836 - - - 317,516 - (58,533) 89,934 - - 89,934 (30,822) 14 318,109 303,408 85,465 Grand total 107,643,002 1,647,687 762,240 (94,936) 327,393 110,285,386 (22,579) (2,194,951) 12,191,006 90,111 12,951 12,294,068 (322,541) 1,037,543 121,076,926 105,166,115 7,915,675 (1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (13,305) thousand (R$ 120,407 thousand from January 1 to June 30, 2018) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income; (2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies; (3) Dividends approved and not paid are recorded as Dividends receivable; (4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (710,416) (R$ 9,375,968 from January 1 to june 30, 2018). Net Number of shares/quotas owned by Equity share in capital Stockholders’ Companies Capital Income/(Loss) ITAÚ UNIBANCO HOLDING 06/30/2019 (%) equity for the period Common Preferred Quotas Voting Share Domestic Itaú Unibanco S.A. 61,925,426 95,950,395 10,092,277 2,932,936,995 2,840,549,071 - 100.00 100.00 Banco Itaucard S.A. 4,608,000 10,576,215 1,077,987 237,962,639,781 1,277,933,118 - 99.99 99.99 Banco Itaú BBA S.A. 1,490,000 2,597,167 314,344 4,474,435 4,474,436 - 99.99 99.99 Itaú Consult. de Valores Mobiliários e Part. S.A. 1,328,562 2,467,806 148,764 548,954 1,097,907 - 100.00 100.00 Itaú Corretora de Valores S.A. 802,482 1,382,288 140,788 27,482,523 811,503 - 99.99 99.99 Itaú Seguros S.A. 1,438,000 2,245,274 433,702 297 1 - 0.01 0.01 Foreign Itaú CorpBanca 10,521,243 16,581,010 136,186 115,039,610,411 - - 22.45 22.45 BICSA Holdings, LTD. 1,267,925 2,028,254 (11,059) - - 330,860,745 99.99 99.99 Banco Itaú Uruguay S.A. 485,360 1,811,391 307,395 4,465,133,954 - - 100.00 100.00 OCA S.A. 16,343 318,110 89,934 1,503,496,740 - - 100.00 100.00 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 123

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

Real estate in use (1)	Fixed assets under construction	Real estate in use (2) (3)		Other fixed assets					Total
		Land	Buildings	Improvements (3)	Installations (3)	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%	
Cost									
Balance at 12/31/2018	**553,851**	**905,877**	**3,041,086**	**2,444,358**	**1,989,243**	**1,145,207**	**7,035,746**	**1,252,778**	**18,368,146**
Acquisitions	200,988	5,276	1,400	14,454	1,825	30,980	475,497	40,182	770,602
Disposals	-	(2,388)	(6,382)	(14,570)	(1,283)	(1,392)	(80,142)	(418)	(106,575)
Exchange variation	(1,764)	(535)	1,318	(7,467)	(1,612)	(10,639)	(46,558)	(1,153)	(68,410)
Transfers	(67,874)	-	5,170	52,023	10,681	-	-	-	-
Other	(28,395)	(26,045)	(191,133)	672	(279,149)	(3,335)	(118,804)	1,329	(644,860)
Balance at 06/30/2019	**656,806**	**882,185**	**2,851,459**	**2,489,470**	**1,719,705**	**1,160,821**	**7,265,739**	**1,292,718**	**18,318,903**
Depreciation									
Balance at 12/31/2018	-	-	**(1,928,265)**	**(1,629,792)**	**(1,290,935)**	**(778,916)**	**(5,473,194)**	**(862,403)**	**(11,963,505)**
Depreciation expenses	-	-	(36,979)	(86,906)	(68,526)	(44,428)	(356,392)	(62,014)	(655,245)
Disposals	-	-	3,170	8,356	492	1,197	59,883	315	73,413
Exchange variation	-	-	806	19,434	2,821	10,449	14,641	111	48,262
Other	-	-	161,944	8	266,737	2,893	95,591	(1,429)	525,744
Balance at 06/30/2019	-	-	**(1,799,324)**	**(1,688,900)**	**(1,089,411)**	**(808,805)**	**(5,659,471)**	**(925,420)**	**(11,971,331)**
Book value									
Balance at 06/30/2019 (4)	**656,806**	**882,185**	**1,052,135**	**800,570**	**630,294**	**352,016**	**1,606,268**	**367,298**	**6,347,572**
Balance at 06/30/2018 (4)	**446,261**	**982,630**	**1,188,850**	**812,652**	**750,487**	**422,833**	**1,298,805**	**377,855**	**6,280,373**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 660, achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits;

(3) Includes the amount of R$ 3,040 at 06/30/2018 related to attached real estate.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 124

II) Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates	Até 20%	8%	20%	20%	10% a 20%	
Cost						
Balance at 12/31/2018	**11,207,941**	**2,498,530**	**5,051,918**	**4,528,509**	**2,306,861**	**25,593,759**
Acquisitions	-	100	455,524	500,808	242,354	1,198,786
Disposals	(28,904)	-	(76,815)	-	(83,737)	(189,456)
Exchange variation	62,379	1,761	3,987	-	(1,965)	66,162
Other	(32,456)	(724)	109,160	-	21,369	97,349
Balance at 06/30/2019	**11,208,960**	**2,499,667**	**5,543,774**	**5,029,317**	**2,484,882**	**26,766,600**
Amortization						
Balance at 12/31/2018	**(3,904,790)**	**(842,708)**	**(2,426,963)**	**(1,822,651)**	**(1,004,531)**	**(10,001,643)**
Amortization expenses [3]	(642,560)	(108,296)	(323,508)	(336,631)	(155,512)	(1,566,507)
Disposals	28,904	-	21,744	-	83,737	134,385
Exchange variation	(11,691)	77	1,501	-	4,161	(5,952)
Other	22,123	4,621	(60,406)	-	(11,011)	(44,673)
Balance at 06/30/2019	**(4,508,014)**	**(946,306)**	**(2,787,632)**	**(2,159,282)**	**(1,083,156)**	**(11,484,390)**
Impairment (Note 10i)						
Balance at 12/31/2018	-	-	**(225,751)**	**(342,835)**	-	**(568,586)**
Additions / assumptions	-	-	-	-	-	-
Disposals	-	-	58,748	-	-	58,748
Exchange variation	-	-	-	-	-	-
Balance at 06/30/2019	-	-	**(167,003)**	**(342,835)**	-	**(509,838)**
Book value						
Balance at 06/30/2019	**6,700,946**	**1,553,361**	**2,589,139**	**2,527,200**	**1,401,726**	**14,772,372**
Balance at 06/30/2018	**8,251,552**	**1,857,886**	**2,474,901**	**2,568,386**	**1,192,998**	**16,345,723**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 454,758 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (247,552) (R$ (219,031) from 01/01 to 06/30/2018) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 125

Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,775,651 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372,349 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Shares of capital stock at 06/30/2019 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Residents in Brazil at 06/30/2019 4 ,929,949,379 1 ,689,709,446 6 ,619,658,825 65,593,404 Residents abroad at 06/30/2019 2 8,340,980 3 ,156,135,543 3 ,184,476,523 31,554,596 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,819,690) Result of delivery of treasure shares - (22,732,346) (22,732,346) 4 94,721 (1) Treasury shares at 06/30/2019 - 6 0,882,080 6 0,882,080 (1,324,969) Outstanding shares at 06/30/2019 4 ,958,290,359 4 ,784,962,909 9 ,743,253,268 (2) 4 ,958,290,359 4 ,754,968,546 9 ,713,258,905 Outstanding shares at 06/30/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 06/30/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 06/30/2019 Cost / Market value Common Preferred Average cost - 21 .76 Market value at 06/30/2019 31.13 36 .26 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 126 Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,775,651 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372,349 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Shares of capital stock at 06/30/2019 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Residents in Brazil at 06/30/2019 4 ,929,949,379 1 ,689,709,446 6 ,619,658,825 65,593,404 Residents abroad at 06/30/2019 2 8,340,980 3 ,156,135,543 3 ,184,476,523 31,554,596 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,819,690) Result of delivery of treasure shares - (22,732,346) (22,732,346) 4 94,721 (1) Treasury shares at 06/30/2019 - 6 0,882,080 6 0,882,080 (1,324,969) Outstanding shares at 06/30/2019 4 ,958,290,359 4 ,784,962,909 9 ,743,253,268 (2) 4 ,958,290,359 4 ,754,968,546 9 ,713,258,905 Outstanding shares at 06/30/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 06/30/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 06/30/2019 Cost / Market value Common Preferred Average cost - 21 .76 Market value at 06/30/2019 31.13 36 ..26 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 126

b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Calculation of dividends and interest on capital 06/30/2019 Statutory net income 1 3,504,783 Adjustments: (-) Legal reserve - 5% (675,239) Dividend calculation basis 12,829,544 Mandatory dividend - 25% 3 ,207,386 Dividends and Interest on Capital Paid/ Provided for/ Identified 8 ,542,791 II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid - Dividends - 5 monthly installments paid in February to June 2019 0.0150 7 29,736 - 7 29,736 Provided for (recorded in Other liabilities – Social and statutory) 2 ,477,650 - 2 ,477,650 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 1 46,148 - 1 46,148 Dividends declared 0.2393 2 ,331,502 - 2 ,331,502 Identified in Revenue Reserve In Stockholders’ Equity 0.5476 5 ,335,405 - 5 ,335,405 Total from 01/01 to 06/30/2019 8 ,542,791 - 8 ,542,791 Total from 01/01 to 06/30/2018 5 ,434,711 (121,581) 5 ,313,130 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 127 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Calculation of dividends and interest on capital 06/30/2019 Statutory net income 1 3,504,783 Adjustments: (-) Legal reserve - 5% (675,239) Dividend calculation basis 12,829,544 Mandatory dividend - 25% 3 ,207,386 Dividends and Interest on Capital Paid/ Provided for/ Identified 8 ,542,791 II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid - Dividends - 5 monthly installments paid in February to June 2019 0.0150 7 29,736 - 7 29,736 Provided for (recorded in Other liabilities – Social and statutory) 2 ,477,650 - 2 ,477,650 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 1 46,148 - 1 46,148 Dividends declared 0.2393 2 ,331,502 - 2 ,331,502 Identified in Revenue Reserve In Stockholders’ Equity 0.5476 5 ,335,405 - 5 ,335,405 Total from 01/01 to 06/30/2019 8 ,542,791 - 8 ,542,791 Total from 01/01 to 06/30/2018 5 ,434,711 (121,581) 5 ,313,130 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 127

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING 06/30/2019 06/30/2018 Capital reserves 1,713,439 1,586,364 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,428,822 1,301,747 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 28,206,603 27,063,438 (1) Legal 10,665,431 9,390,215 (2) Statutory 12,205,767 14,722,230 (3) Special revenue reserves 5,335,405 2,950,993 Total reserves (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 06/30/2018. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 ITAÚ UNIBANCO HOLDING 1 3,504,783 9 ,945,840 1 25,787,616 1 22,621,644 Amortization of goodwill 1 11,705 1 09,948 (5 0,578) (254,657) Corporate reorganizations (Note 3l) - 9 23,146 - (609,276) Conversion adjustments of foreign investments (Note 3s) (9 1,875) 1 ,545,474 - - Foreign exchange variations of investments (438) (2 38) - - Hedge of net investments in foreign operations (159,705) 2,701,499 - - Tax effects – hedge of net investments in foreign operations 68,268 (1 ,155,787) - - 1 3,524,613 1 2,524,408 125,737,038 1 21,757,711 ITAÚ UNIBANCO HOLDING CONSOLIDATED e) Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED 06/30/2019 06/30/2018 Available-for-sale securities 1,571,751 (1,348,728) Hedge cash flow (1 ,799,708) (1,459,619) Remeasurements in liabilities of post-employment benefits (1 ,064,845) (8 38,665) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (682,653) (2 44,875) (*) Asset valuation adjustments (1 ,975,455) (3 ,891,887) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Itaú CorpBanca (Note 2c) 10,257,785 11,092,904 (84,251) (37,576) Itaú CorpBanca Colombia S.A. (Note 2c) 1,260,246 1,332,145 (34,747) (6,532) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 459,852 376,164 (76,010) (42,836) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 419,171 344,684 (30,657) (42,604) Other 118,343 94,425 (31,633) (18,574) Total 12,515,397 13,240,322 (257,298) (148,122) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 128 c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING 06/30/2019 06/30/2018 Capital reserves 1,713,439 1,586,364 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,428,822 1,301,747 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 28,206,603 27,063,438 (1) Legal 10,665,431 9,390,215 (2) Statutory 12,205,767 14,722,230 (3) Special revenue reserves 5,335,405 2,950,993 Total reserves (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 06/30/2018. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 ITAÚ UNIBANCO HOLDING 1 3,504,783 9 ,945,840 1 25,787,616 1 22,621,644 Amortization of goodwill 1 11,705 1 09,948 (5 0,578) (254,657) Corporate reorganizations (Note 3l) - 9 23,146 - (609,276) Conversion adjustments of foreign investments (Note 3s) (9 1,875) 1 ,545,474 - - Foreign exchange variations of investments (438) (2 38) - - Hedge of net investments in foreign operations (159,705) 2,701,499 - - Tax effects – hedge of net investments in foreign operations 68,268 (1 ,155,787) - - 1 3,524,613 1 2,524,408 125,737,038 1 21,757,711 ITAÚ UNIBANCO HOLDING CONSOLIDATED e) Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED 06/30/2019 06/30/2018 Available-for-sale securities 1,571,751 (1,348,728) Hedge cash flow (1 ,799,708) (1,459,619) Remeasurements in liabilities of post-employment benefits (1 ,064,845) (8 38,665) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (682,653) (2 44,875) (*) Asset valuation adjustments (1 ,975,455) (3 ,891,887) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Itaú CorpBanca (Note 2c) 10,257,785 11,092,904 (84,251) (37,576) Itaú CorpBanca Colombia S.A. (Note 2c) 1,260,246 1,332,145 (34,747) (6,532) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 459,852 376,164 (76,010) (42,836) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 419,171 344,684 (30,657) (42,604) Other 118,343 94,425 (31,633) (18,574) Total 12,515,397 13,240,322 (257,298) (148,122) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 128

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 06/30/2019	01/01 to 06/30/2018
Partner Plan (Note 10g)	(145,845)	(108,430)
Share-based plan	(217,647)	(205,453)
Total	**(363,492)**	**(313,883)**

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 06/30/2019	01/01 to 06/30/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	8,096,700	9,912,356
Delivered	(15,627,167)	(11,597,420)
Cancelled	(865,922)	(465,365)
Closing balance	**40,474,793**	**48,924,012**
Weighted average of remaining contractual life (years)	**2.11**	**2.74**
Market value weighted average (R$)	**25.49**	**26.22**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 129

II- Variable Compensation

In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in variable compensation in shares

	01/01 to 06/30/2019	01/01 to 06/30/2018
	Quantity	Quantity
Opening balance	**25,016,145**	**31,229,973**
New granted	9,791,483	10,240,672
Delivered	(14,236,717)	(16,611,521)
Cancelled	(57,273)	(125,060)
Closing balance	**20,513,638**	**24,734,064**
Market value weighted average (R$)	**37.55**	**34.05**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan ("Simple Options"), which was discontinued, and only exercisable options remain.

Simple options have the following characteristics:

a) **Exercise price:** calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

Change in the Simple options plan

	01/01 to 06/30/2019		01/01 to 06/30/2018	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	**3,089,599**	**22.30**	**24,514,359**	**25.21**
Options exercisable at the end of the period	3,089,599	22.30	24,514,359	25.21
Options:				
Canceled / Forfeited (*)	(15,590)	29.51	(10,530)	21.40
Exercised	(616,527)	21.95	(13,934,910)	25.86
Closing balance	**2,457,482**	**22.79**	**10,568,919**	**25.86**
Options exercisable at the end of the period	2,457,482	22.79	10,568,919	25.86
Range of exercise prices				
Granting 2010-2011				14.47 - 28.61
Granting 2012		22.79		21.40
Weighted average of the remaining contractual life (in years)		0.50		0.89
Market value weighted average (R$)		**36.85**		**33.39**

(*) Refers to non-exercise based on the beneficiary's decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 130

Note 14 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), were eliminated and do not have effects on the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Itaú Social Foundation – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program. Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 131 Note 14 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), were eliminated and do not have effects on the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Itaú Social Foundation – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program. Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 131

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to Annual rate 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Interbank investments 41,378,807 70,116,822 1,873,770 2 ,428,661 - - - - 6.4% Itaú Unibanco S.A. 3 ,454,683 3 1,959,824 780,856 1,446,722 - - - - Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.36% 1 0,616,118 1 0,680,820 3 22,056 2 86,871 - - - - Itaú Unibanco S.A. Nassau Branch 5.12% to 6.5% 27,308,006 2 7,476,178 7 70,858 695,068 - - - - Loan operations - - - - 102,138 6 9,209 3,491 5 ,617 2.35% to 6% Alpargatas S.A. - - - - 2 8,331 6 9,209 815 5 ,617 113% CDI Other - - - - 73,807 - 2 ,676 - Derivative financial instruments - assets and liabilities 4 92,568 (15,466) (493,771) 2,996,291 - - - - Investment funds 4 92,568 (15,466) (493,771) 2,996,291 - - - - Deposits - (13,361,740) (152,029) (207,226) - - (585) (422) Itaú Unibanco S.A. Nassau Branch - (13,361,740) (152,029) (207,226) - - - - Olímpia Promoção e Serviços S.A. - - - - - - (585) (422) Deposits received under securities repurchase agreements - - - (2,105) (182,448) (37,728) (5,567) (982) 76% to 97.5% CDI Duratex S.A. - - - - (45,092) (19,161) (902) (628) 75% to 96% CDI Other - - - (2,105) (137,356) (18,567) (4,665) (354) Amounts receivable from (payable to) related companies / Banking service fees (expenses) (81,186) (1,769) (1,800) (8,309) (129,771) (107,417) (17,865) 21,451 Itaú Unibanco Foundation - Supplemtary Pensions - - - - (97,764) (106,146) 26,788 24,640 Itaú Unibanco S.A. Nassau Branch (80,588) (1,350) 3,694 2 ,147 - - - - Other (598) (419) (5,494) (10,456) (32,007) (1,271) (44,653) (3,189) Rent revenues (expenses) - - (34) (196) (7) (7) (22,417) (26,200) Itaú Unibanco Foundation - Supplemtary Pensions - - - - - - (17,504) (21,149) Other - - (34) (196) (7) (7) (4,913) (5,051) Donation expenses - - - - - - (35,000) (63,000) Itaú Cultural Institute - - - - - - (35,000) (63,000) Sponsorship expenses - - - - (460) - (460) (20,270) Itaú Cubo Coworking Association - - - - - - - (19,350) Itaú Viver Mais Association - - - - (460) - (460) (920) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (4,117) (R$ (5,042) from 01/01 to 06/30/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 132 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to Annual rate 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Interbank investments 41,378,807 70,116,822 1,873,770 2 ,428,661 - - - - 6.4% Itaú Unibanco S.A. 3 ,454,683 3 1,959,824 780,856 1,446,722 - - - - Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.36% 1 0,616,118 1 0,680,820 3 22,056 2 86,871 - - - - Itaú Unibanco S.A. Nassau Branch 5.12% to 6.5% 27,308,006 2 7,476,178 7 70,858 695,068 - - - - Loan operations - - - - 102,138 6 9,209 3,491 5 ,617 2.35% to 6% Alpargatas S.A. - - - - 2 8,331 6 9,209 815 5 ,617 113% CDI Other - - - - 73,807 - 2 ,676 - Derivative financial instruments - assets and liabilities 4 92,568 (15,466) (493,771) 2,996,291 - - - - Investment funds 4 92,568 (15,466) (493,771) 2,996,291 - - - - Deposits - (13,361,740) (152,029) (207,226) - - (585) (422) Itaú Unibanco S.A. Nassau Branch - (13,361,740) (152,029) (207,226) - - - - Olímpia Promoção e Serviços S.A. - - - - - - (585) (422) Deposits received under securities repurchase agreements - - - (2,105) (182,448) (37,728) (5,567) (982) 76% to 97.5% CDI Duratex S.A. - - - - (45,092) (19,161) (902) (628) 75% to 96% CDI Other - - - (2,105) (137,356) (18,567) (4,665) (354) Amounts receivable from (payable to) related companies / Banking service fees (expenses) (81,186) (1,769) (1,800) (8,309) (129,771) (107,417) (17,865) 21,451 Itaú Unibanco Foundation - Supplemtary Pensions - - - - (97,764) (106,146) 26,788 24,640 Itaú Unibanco S.A. Nassau Branch (80,588) (1,350) 3,694 2 ,147 - - - - Other (598) (419) (5,494) (10,456) (32,007) (1,271) (44,653) (3,189) Rent revenues (expenses) - - (34) (196) (7) (7) (22,417) (26,200) Itaú Unibanco Foundation - Supplemtary Pensions - - - - - - (17,504) (21,149) Other - - (34) (196) (7) (7) (4,913) (5,051) Donation expenses - - - - - - (35,000) (63,000) Itaú Cultural Institute - - - - - - (35,000) (63,000) Sponsorship expenses - - - - (460) - (460) (20,270) Itaú Cubo Coworking Association - - - - - - - (19,350) Itaú Viver Mais Association - - - - (460) - (460) (920) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (4,117) (R$ (5,042) from 01/01 to 06/30/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 132

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 06/30/2019 06/30/2018 Fees (275,433) (257,829) Profit sharing (172,827) (104,253) Post-employment benefits (4,522) (5,011) Granting of the Share-based payment (133,910) (102,407) (586,692) (469,500) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 133 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 06/30/2019 06/30/2018 Fees (275,433) (257,829) Profit sharing (172,827) (104,253) Post-employment benefits (4,522) (5,011) Granting of the Share-based payment (133,910) (102,407) (586,692) (469,500) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 133

Note 15 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		06/30/2019		06/30/2018	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Short-term Interbank investments	(a)(b)	284,780,564	284,825,371	277,464,725	277,519,494
Securities	(c)				
Adjustment of available-for-sale securities		116,917,987	116,917,987	100,897,444	100,897,444
Adjustment of held-to-maturity securities		38,609,969	41,601,106	40,878,743	41,696,556
Derivative financial instruments - Assets	(c)	31,068,453	31,068,453	27,732,237	27,732,237
Loan, lease and other credit operations	(d)	519,818,191	530,485,001	482,391,382	487,285,859
Deposits	(b)	463,259,089	463,348,688	426,595,425	426,627,698
Deposits received under securities repurchase agreeme	(a)	316,543,131	316,543,131	315,553,902	315,553,902
Funds from acceptance and issuance of securities	(b)	125,336,186	125,435,035	115,008,431	115,162,126
Borrowings and onlendings	(b)	72,788,219	72,916,456	61,872,480	62,162,975
Derivative financial instruments - Liabilities	(c)	35,655,196	35,655,196	31,654,619	31,654,619
Subordinated debt	(b)	51,967,888	53,672,953	53,925,330	53,887,701

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined based on mathematical models, such as Black&Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Risk:** Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

d) **Loan operations and lease operations and other credits –** Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

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Note 16 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Suplementary Pension - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaú Defined Contribution Plan REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Funbep I Benefit Plan	Defined Benefit
	Funbep II Benefit Plan	Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 135

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2019	06/30/2018
Discount rate [(1)]	9.72% p.a.	9.98% p.a.
Mortality table [(2)]	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 [(3)]	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of plan benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 136

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Fixed income securities	**17,496,199**	**17,213,219**	**90.82%**	**95.97%**
Quoted in an active market	17,203,597	16,936,101	89.30%	94.42%
Non quoted in an active market	292,602	277,118	1.52%	1.55%
Variable income securities	**1,055,603**	**18,669**	**5.48%**	**0.10%**
Quoted in an active market	1,048,059	14,120	5.44%	0.07%
Non quoted in an active market	7,544	4,549	0.04%	0.03%
Structured investments	**83,708**	**42,753**	**0.44%**	**0.24%**
Quoted in an active market	8,671	613	0.05%	0.00%
Non quoted in an active market	75,037	42,140	0.39%	0.24%
Real estate	**547,315**	**580,870**	**2.84%**	**3.24%**
Loans to participants	**80,954**	**81,152**	**0.42%**	**0.45%**
Total	**19,263,779**	**17,936,663**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,689 (R$ 10,723 at 06/30/2018), and real estate rented to Group companies, with a fair value of R$ 457,568 (R$ 498,826 at 06/30/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	06/30/2019			
	BD and CV Plans	**CD Plans**	**Other post-employment benefits**	**Total**
1 - Net assets of the plans	19,263,779	1,623,079	-	20,886,858
2 - Actuarial liabilities	(15,672,886)	-	(388,861)	(16,061,747)
3 - Asset restriction (*)	(3,954,869)	(975,523)	-	(4,930,392)
4 - Net amount recognized in the balance sheet (1+2+3)	**(363,976)**	**647,556**	**(388,861)**	**(105,281)**
Amount recognized in Assets (Note 10a)	66,399	647,556	-	713,955
Amount recognized in Liabilities (Note 10d)	(430,375)	-	(388,861)	(819,236)

	06/30/2018			
	BD and CV Plans	**CD Plans**	**Other post-employment benefits**	**Total**
1 - Net assets of the plans	17,936,663	1,661,072	-	19,597,735
2 - Actuarial liabilities	(14,717,695)	-	(260,943)	(14,978,638)
3 - Asset restriction (*)	(3,366,490)	(948,457)	-	(4,314,947)
4 - Net amount recognized in the balance sheet (1+2+3)	**(147,522)**	**712,615**	**(260,943)**	**304,150**
Amount recognized in Assets (Note 10a)	360,646	712,615	-	1,073,261
Amount recognized in Liabilities (Note 10d)	(508,168)	-	(260,943)	(769,111)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

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f) Change in the net amount recognized in the balance sheet:

	06/30/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808,301**	**(15,492,982)**	**(3,664,329)**	**(349,010)**	**1,603,560**	**(938,290)**	**665,270**	**(281,933)**	**34,327**
Amounts recognized in income (1+2+3)	**884,680**	**(758,434)**	**(177,716)**	**(51,470)**	**75,729**	**(45,601)**	**30,128**	**(14,093)**	**(35,435)**
1 - Cost of current service	-	(37,239)	-	(37,239)	-	-	-	-	(37,239)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	884,680	(721,195)	(177,716)	(14,231)	75,729	(45,601)	30,128	(14,093)	1,804
Amounts recognized in stockholders´ equity (4+5+6)	**113,778**	**(4,808)**	**(112,824)**	**(3,854)**	**(3,408)**	**8,368**	**4,960**	**(103,282)**	**(102,176)**
4 - Effects on asset ceiling	-	-	4,765	4,765	-	8,368	8,368	-	13,133
5 - Remeasurements (2) (3)	117,589	(4,665)	(117,589)	(4,665)	(3,408)	-	(3,408)	(103,282)	(111,355)
6 - Exchange variation	(3,811)	(143)	-	(3,954)	-	-	-	-	(3,954)
Other (7+8+9+10)	**(542,980)**	**583,338**	**-**	**40,358**	**(52,802)**	**-**	**(52,802)**	**10,447**	**(1,997)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(583,338)	583,338	-	-	-	-	-	10,447	10,447
9 - Contributions from sponsor	35,785	-	-	35,785	(52,802)	-	(52,802)	-	(17,017)
10 - Contributions from parcipants	4,573	-	-	4,573	-	-	-	-	4,573
Amounts end of the period	**19,263,779**	**(15,672,886)**	**(3,954,869)**	**(363,976)**	**1,623,079**	**(975,523)**	**647,556**	**(388,861)**	**(105,281)**

	06/30/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,377**	**(14,490,542)**	**(3,217,361)**	**(119,526)**	**1,633,690**	**(911,929)**	**721,761**	**(256,723)**	**345,512**
Amounts recognized in income (1+2+3)	**850,018**	**(728,442)**	**(160,560)**	**(38,984)**	**78,607**	**(44,845)**	**33,762**	**(12,437)**	**(17,659)**
1 - Cost of current service	-	(33,735)	-	(33,735)	-	-	-	-	(33,735)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	850,018	(694,707)	(160,560)	(5,249)	78,607	(44,845)	33,762	(12,437)	16,076
Amounts recognized in stockholders´ equity (4+5+6)	**4,354**	**(44,771)**	**11,431**	**(28,986)**	**(11,410)**	**8,317**	**(3,093)**	**-**	**(32,079)**
4 - Effects on asset ceiling	-	-	11,431	11,431	-	8,317	8,317	-	19,748
5 - Remeasurements (2) (3)	-	(36,598)	-	(36,598)	(11,410)	-	(11,410)	-	(48,008)
6 - Exchange variation	4,354	(8,173)	-	(3,819)	-	-	-	-	(3,819)
Other (7+8+9+10)	**(506,086)**	**546,060**	**-**	**39,974**	**(39,815)**	**-**	**(39,815)**	**8,217**	**8,376**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(546,060)	546,060	-	-	-	-	-	8,217	8,217
9 - Contributions from sponsor	34,533	-	-	34,533	(39,815)	-	(39,815)	-	(5,282)
10 - Contributions from parcipants	5,441	-	-	5,441	-	-	-	-	5,441
Amounts end of the period	**17,936,663**	**(14,717,695)**	**(3,366,490)**	**(147,522)**	**1,661,072**	**(948,457)**	**712,615**	**(260,943)**	**304,150**

(1) Corresponds to the amount calculated on 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(On 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 1,002,269 (R$ 850,018 at 06/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 138

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2019	01/01 to 06/30/2019	01/01 to 06/30/2018
Pension plan - FIU	47,279	31,586	29,537
Pension plan - FUNBEP	10,115	4,199	4,996
Total	**57,394**	**35,785**	**34,533**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799,004	823,503	858,735	893,598	929,239	5,184,106
Pension plan - FUNBEP	10.09	370,160	387,370	404,340	419,677	434,644	2,361,645
Other post-employment benefits	12.02	16,981	18,073	19,223	20,388	21,569	127,453
Total		**1,186,145**	**1,228,946**	**1,282,298**	**1,333,663**	**1,385,452**	**7,673,204**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders´ equity (*)**	**Present value of liability**	**Income**	**Stockholders´ equity (*)**
Interest rate						
Increase by 0.5%	(717,588)	-	76,368	(15,202)	-	(15,202)
Decrease by 0.5%	782,123	-	(249,711)	16,720	-	16,720
Mortality rate						
Increase by 5%	(159,871)	-	45,128	(6,309)	-	(6,309)
Decrease by 5%	167,150	-	(47,704)	6,752	-	6,752
Medical inflation						
Increase by 1%	-	-	-	32,653	-	32,653
Decrease by 1%	-	-	-	(27,667)	-	(27,667)

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 139

Note 17 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, New York Branch, Tokyo Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

More information on results of foreign units are in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 06/30/2019	**01/01 to 06/30/2018**
Foreign branches	806,091	213,029
Latin America consolidated	875,327	755,857
Other foreign companies	289,714	349,946
Foreign consolidated	1,924,421	1,355,323

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 140

Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 141 Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 141

· Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 142 · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 142

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 143 The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 143

As of June 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 329.9 million, a decrease in relation to the same period of the previous year (R$ 491.1 million at June 30, 2018) due to lower interest rate volatility. The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk and Internal Controls“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies, Reports. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 144 As of June 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 329.9 million, a decrease in relation to the same period of the previous year (R$ 491.1 million at June 30, 2018) due to lower interest rate volatility. The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk and Internal Controls“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies, Reports. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 144

V - Insurance, private pension and capitalization risks The main risk related to Insurance, Private Pension and Capitalization portfolios are described below and their definitions are presented in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operational risk. The management process of these risks is independent and focused on the specifics of each risk. VI - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 145 V - Insurance, private pension and capitalization risks The main risk related to Insurance, Private Pension and Capitalization portfolios are described below and their definitions are presented in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operational risk. The management process of these risks is independent and focused on the specifics of each risk. VI - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 145

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Referential Equity

	06/30/2019	06/30/2018
Stockholders' equity attributable to controlling interests	125,737,038	121,757,711
Non-controlling interests	12,428,204	13,166,959
Change in interest in subsidiaries in a capital transaction	50,021	809,572
Consolidated stockholders' equity (BACEN)	**138,215,263**	**135,734,242**
Common Equity Tier I prudential adjustments	(22,716,814)	(25,276,903)
Common Equity Tier I	**115,498,449**	**110,457,339**
Instruments Eligible to comprise Additional Tier I	10,768,636	7,663,805
Additional Tier I Prudential Adjustments	106,005	82,021
Additional Tier I Capital	**10,874,641**	**7,745,826**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**126,373,090**	**118,203,165**
Instruments Eligible to comprise Tier II	11,833,538	15,778,051
Tier II Prudential Adjustments	60,470	91,133
Tier II	**11,894,008**	**15,869,184**
Referential Equity (Tier I + Tier II)	**138,267,098**	**134,072,349**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 146

II - Capital requirements in place and in progress

Minimum capital requirements are expressed as indexes that relate available capital and risk-weighted assets (RWA).

Schedule for Basel III implementation

	As from January 1st	
	2018	**2019** (1)
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical (2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total capital + ACP	**11.0%**	**11.5%**
Prudential adjustment deductions	**100%**	**100%**

(1) Petition valid after of January 1st, 2019.

(2) ACP $_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(3) Calculation of ACP $_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	06/30/2019	06/30/2018
Credit risk (RWA_{CPAD})(1)	724,300,394	685,245,315
Market risk (RWA_{MINT})(2)	41,359,479	25,014,863
Operational risk ($RWAP_{OPAD}$)(3)	81,341,095	70,467,968
Total risk-weighted assets	**847,000,968**	**780,728,146**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	06/30/2019	06/30/2018
Marketable securities	40,505,517	37,929,878
Loan operations – Retail	129,620,818	117,128,373
Loan operations – Non-retail	264,656,657	256,661,940
Joint Liabilities - Retail	145,871	149,219
Joint Liabilities - Non-Retail	42,867,430	45,261,996
Loan commitments – Retail	36,922,442	33,499,411
Loan commitments – Non-retail	11,507,076	10,870,987
Derivatives – Future potential gain	4,747,581	4,294,222
Agency Transition	1,349,767	2,912,141
Other exposures	191,977,235	176,537,148
Total	**724,300,394**	**685,245,315**

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 147

Market Risk

	06/30/2019[1]	06/30/2018[1]
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**51,699,349**	**31,268,579**
Operations subject to interest rate variation	**47,412,876**	**28,039,607**
Fixed rate denominated in reais	1,976,338	3,469,107
Foreign exchange coupons	37,387,800	18,613,852
Price index coupon	8,048,738	5,956,647
Interest rate coupon	-	1
Operations subject to commodity price variation	**899,688**	**854,249**
Operations subject to stock price variation	**805,100**	**355,444**
Operations subject to risk exposures in gold, foreign currency and foreign	**2,581,685**	**2,019,279**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) [1] (a)	**41,359,479**	**25,014,863**
Market Risk Weighted Assets calculated based on internal methodology (b)	**40,008,263**	**18,593,453**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(10,339,870)**	**(6,253,716)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**41,359,479**	**25,014,863**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	06/30/2019	06/30/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,341,095**	**70,467,968**
Retail	13,985,390	12,789,549
Commercial	27,817,635	26,375,036
Corporate finance	2,819,189	2,799,191
Negotiation and sales	15,461,304	10,013,515
Payments and settlements	8,897,104	8,195,799
Financial agent services	4,671,972	4,279,591
Asset management	7,661,255	5,994,084
Retail brokerage	27,246	21,203

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 148

IV – Capital adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – conducted with the base date December 2018 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 16.3% at June 30, 2019, with a reduction of 0.9 p.p. as compared to June 30, 2018 mainly due to the payment of additional dividends related to the 2018 result.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus in relation to the minimum Referential Equity required in the amount of R$ 70,507,021, higher than the ACP of R$ 29,645,034, widely covered by the available capital.

	06/30/2019				06/30/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	38,115,044	115,498,449	4.5%	13.6%	35,132,766	110,457,339	4.5%	14.1%
Additional Tier I Capital	-	10,874,641			-	7,745,826		
Tier I (Common Equity Tier I + Additional Tier I Capital)	**50,820,058**	**126,373,090**	**6.0%**	**14.9%**	**46,843,688**	**118,203,165**	**6.0%**	**15.1%**
Tier II	-	11,894,008			-	15,869,184		
Referential Equity (Tier I + Tier II)	**67,760,077**	**138,267,098**	**8.0%**	**16.3%**	**67,337,802**	**134,072,349**	**8.625%**	**17.2%**
Amount Required for Additional Capital Buffers (ACP)	29,645,034		3.5%		18,542,293		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Referential Equity set forth by BACEN. At 06/30/2019, fixed assets ratio reached 27.7%, showing a surplus of R$ 30,835,459.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

V - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 149

Note 19 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	06/30/2019	06/30/2018
Permanent foreign investments	73,936,591	61,279,040
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(124,037,474)	(104,885,601)
Net foreign exchange position	**(50,100,883)**	**(43,606,561)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

d) **Acquisition of minority interest in Edenred Participações S.A.**

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker's Meal Program. EDENRED is controlling by Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments.

In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

Regulatory approvals were granted on February 18, 2019 by the Central Bank of Brazil (BACEN) and on June 26, 2019 by the Brazilian Antitrust Authority (CADE). Financial settlement will be made on a date after the Financial Statements approval.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 | 150

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST SEMESTER OF 2019. The Audit Committee (Committee) is a statutory body reporting directly to the Board of Directors (Board) and functions in accordance with the provisions set forth in its Charter (available at https://www.itau.com.br/investor- relations). It currently consists of six independent, effective members, one of whom is a member of the Board, all elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN) and the National Council for Private Insurance (CNSP). The Committee is the sole Committee for the institutions authorized to function by the Central Bank of Brazil (local acronym, BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP), which are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility to oversee internal control and risk management processes, and the activities carried out by the internal audit and the independent auditors of the Conglomerate. The oversight performed by the Committee is based on information received from Management, on presentations submitted by the different business and support areas, on the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements, and for establishing the procedures for ensuring the quality of the processes that give rise to the information used in preparing such statements and in generating financial reports. Management is also responsible for risk control and monitoring, overseeing the corporate internal control activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and compliance of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for independently auditing the individual and consolidated financial statements, reporting whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial position, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). It is also responsible for auditing the financial statements of the Prudential Conglomerate. The auditors must also issue an annual opinion as to the quality and efficacy of the internal controls over financial reporting. Activities of the Committee In fulfilling its duties, the Committee engaged in the following activities, among others, during the period: Structure of Risk and Capital Management, Business Continuity, Internal Controls and Compliance – Meetings were held with the areas responsible at which the Committee was informed about aspects involving the quality and effectiveness of the Conglomerate’s current internal control and risk and capital management systems, about processes for Management to verify compliance with legal and regulatory provisions and internal regulations, as well as about the evolution of the risk appetite governance and risk culture. Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, topics that require further attention, and significant accounting issues, allowing members to support their opinion about the integrity of the financial statements.Matters regarding the independent auditor’s assessment of the quality and adequacy of the internal controls systems were presented and discussed with the Committee. The Committee carried out the annual appraisal of the Independent Auditor of the Conglomerate and accompanied the process involving the replacement of the partner in charge of the audit services, in compliance with the audit rotation system required by regulators. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 159 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST SEMESTER OF 2019. The Audit Committee (Committee) is a statutory body reporting directly to the Board of Directors (Board) and functions in accordance with the provisions set forth in its Charter (available at https://www.itau.com.br/investor- relations). It currently consists of six independent, effective members, one of whom is a member of the Board, all elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN) and the National Council for Private Insurance (CNSP). The Committee is the sole Committee for the institutions authorized to function by the Central Bank of Brazil (local acronym, BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP), which are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility to oversee internal control and risk management processes, and the activities carried out by the internal audit and the independent auditors of the Conglomerate. The oversight performed by the Committee is based on information received from Management, on presentations submitted by the different business and support areas, on the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements, and for establishing the procedures for ensuring the quality of the processes that give rise to the information used in preparing such statements and in generating financial reports. Management is also responsible for risk control and monitoring, overseeing the corporate internal control activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and compliance of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for independently auditing the individual and consolidated financial statements, reporting whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial position, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). It is also responsible for auditing the financial statements of the Prudential Conglomerate. The auditors must also issue an annual opinion as to the quality and efficacy of the internal controls over financial reporting. Activities of the Committee In fulfilling its duties, the Committee engaged in the following activities, among others, during the period: Structure of Risk and Capital Management, Business Continuity, Internal Controls and Compliance – Meetings were held with the areas responsible at which the Committee was informed about aspects involving the quality and effectiveness of the Conglomerate’s current internal control and risk and capital management systems, about processes for Management to verify compliance with legal and regulatory provisions and internal regulations, as well as about the evolution of the risk appetite governance and risk culture. Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, topics that require further attention, and significant accounting issues, allowing members to support their opinion about the integrity of the financial statements.Matters regarding the independent auditor’s assessment of the quality and adequacy of the internal controls systems were presented and discussed with the Committee. The Committee carried out the annual appraisal of the Independent Auditor of the Conglomerate and accompanied the process involving the replacement of the partner in charge of the audit services, in compliance with the audit rotation system required by regulators. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 159

Internal Audit – There were monthly meetings with the departments that comprise the Conglomerate’s Internal Audit to monitor planning, the results of the work undertaken, the reports issued, conclusions and recommendations. Financial Statements – The significant criteria adopted in preparing the financial statements, as well as the notes thereto, the Management report and the report of the independent auditor were submitted by Management and the independent auditor to the Committee. Meetings were held with the officers responsible for monitoring the control environment of the accounting processing, and with the Finance area about significant accounting issues. The Committee also monitored the preparation and the disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), including the assessment undertaken by the Finance Department of the control environment and the progress of the process to implement IFRS 9 – Financial Instruments; in addition, meetings were held with the independent auditor and Financial Control Department at which the financial statements of the Prudential Conglomerate were presented. Consumer Issues – Meetings were held with the officers of business and support areas to monitor the control environment and the progress of issues affecting customers. The Committee analyzed the Ombudsman’s report on its performance for the period ended December 31, 2018. Regulators – The Committee was informed about the outcome of inspections and observations of the different regulators and about Management’s response. It also received information from Internal Audit and the Compliance area about the follow-up on the points raised by regulators in Brazil and in foreign units. Meetings with representatives of the Banking Supervision Department and the Conduct Supervision Department of the Central Bank of Brazil were held. Anti-Money Laundering and Fraud Prevention – Meetings were held with the areas responsible for those matters in order to present the relevant indicators about the risks and how the most relevant events were treated. Business and Products Departments – Meetings were held with the executives responsible for the business and products departments for presentation of the governance and risk management structure. Information Security – The Committee monitored data protection topics, including the process to acquire, capture and use data and the work carried out by the Internal Audit regarding information security and cybersecurity related topics. Foreign Units – The Committee monitored the activities carried out by the Audit Committees of those units, including: having meetings with Internal Audit about how the performance of those committees complies with the policies of the Holding; the nomination process of new members to the Audit Committees of the foreign units and the self-appraisals carried out by themselves. Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including the attendance of its Chairman as an observer at the meetings held by this committee. The Committee submitted monthly reports of its activities to the Board and held quarterly meetings with the Co- Chairmen of the Board and the CEO of Itaú Unibanco Holding S.A. to discuss key issues arising from the performance of their duties. The Committee also met with the Fiscal Council. As responsible for approving and monitoring the Corporate Integrity and Ethics Policy, the Committee held meetings with the Corporate Compliance Department to revise the topics that comprise the Annual Integrity and Ethics Program Report, 2018 base date, and discussed the actions adopted to carry out this policy. To undertake the activities and perform the procedures described above, the Committee convened on 28 days between February 14 and July 25, 2019, totaling 129 meetings duly documented in minutes. While carrying out its activities, the Committee was not notified of any incidents of fraud or non-compliance with legal and regulatory standards that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: • The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 160 Internal Audit – There were monthly meetings with the departments that comprise the Conglomerate’s Internal Audit to monitor planning, the results of the work undertaken, the reports issued, conclusions and recommendations. Financial Statements – The significant criteria adopted in preparing the financial statements, as well as the notes thereto, the Management report and the report of the independent auditor were submitted by Management and the independent auditor to the Committee. Meetings were held with the officers responsible for monitoring the control environment of the accounting processing, and with the Finance area about significant accounting issues. The Committee also monitored the preparation and the disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), including the assessment undertaken by the Finance Department of the control environment and the progress of the process to implement IFRS 9 – Financial Instruments; in addition, meetings were held with the independent auditor and Financial Control Department at which the financial statements of the Prudential Conglomerate were presented. Consumer Issues – Meetings were held with the officers of business and support areas to monitor the control environment and the progress of issues affecting customers. The Committee analyzed the Ombudsman’s report on its performance for the period ended December 31, 2018. Regulators – The Committee was informed about the outcome of inspections and observations of the different regulators and about Management’s response. It also received information from Internal Audit and the Compliance area about the follow-up on the points raised by regulators in Brazil and in foreign units. Meetings with representatives of the Banking Supervision Department and the Conduct Supervision Department of the Central Bank of Brazil were held. Anti-Money Laundering and Fraud Prevention – Meetings were held with the areas responsible for those matters in order to present the relevant indicators about the risks and how the most relevant events were treated. Business and Products Departments – Meetings were held with the executives responsible for the business and products departments for presentation of the governance and risk management structure. Information Security – The Committee monitored data protection topics, including the process to acquire, capture and use data and the work carried out by the Internal Audit regarding information security and cybersecurity related topics. Foreign Units – The Committee monitored the activities carried out by the Audit Committees of those units, including: having meetings with Internal Audit about how the performance of those committees complies with the policies of the Holding; the nomination process of new members to the Audit Committees of the foreign units and the self-appraisals carried out by themselves. Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including the attendance of its Chairman as an observer at the meetings held by this committee. The Committee submitted monthly reports of its activities to the Board and held quarterly meetings with the Co- Chairmen of the Board and the CEO of Itaú Unibanco Holding S.A. to discuss key issues arising from the performance of their duties. The Committee also met with the Fiscal Council. As responsible for approving and monitoring the Corporate Integrity and Ethics Policy, the Committee held meetings with the Corporate Compliance Department to revise the topics that comprise the Annual Integrity and Ethics Program Report, 2018 base date, and discussed the actions adopted to carry out this policy. To undertake the activities and perform the procedures described above, the Committee convened on 28 days between February 14 and July 25, 2019, totaling 129 meetings duly documented in minutes. While carrying out its activities, the Committee was not notified of any incidents of fraud or non-compliance with legal and regulatory standards that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: • The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 160

• The coverage and quality of the Internal Audit work are satisfactory, and it operates with reasonable independence; • The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and • The volume and quality of the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, are satisfactory, no situation having been identified that could impair the objectivity and the independence of the Independent Auditor. Based on the work and the assessments undertaken, and taking into account the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2019. São Paulo, July 29, 2019. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 161 • The coverage and quality of the Internal Audit work are satisfactory, and it operates with reasonable independence; • The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and • The volume and quality of the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, are satisfactory, no situation having been identified that could impair the objectivity and the independence of the Independent Auditor. Based on the work and the assessments undertaken, and taking into account the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2019. São Paulo, July 29, 2019. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 161

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), July 29, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 162 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), July 29, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 162

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to June 2019; b) read, discussed and agree with the Company’s financial statements for the period from January to June 2019 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), July 29, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 163 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to June 2019; b) read, discussed and agree with the Company’s financial statements for the period from January to June 2019 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), July 29, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2019 163